9/9

03037060

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tabcorp Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3841 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT: 11/3/03

AR/S
03 OCT -9 AM 7:21 6-30-03

TABCORP

TABCORP HOLDINGS LIMITED CONCISE ANNUAL REPORT 2003

AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP

Contents

Notice of Annual General Meeting

The Annual General Meeting of TABCORP Holdings Limited will be held at the Grand Harbour Ballroom, Star City Hotel, 80 Pyrmont Street, Pyrmont, Sydney, at 10.00am on Thursday 30 October 2003. A notice of meeting and proxy form is included with this Annual Report.

About this Annual Report

TABCORP's Annual Report consists of two documents – the Concise Annual Report (which incorporates the concise financial statements) and the full financial statements. The concise financial statements included in the Concise Annual Report cannot be expected to provide as full an understanding of TABCORP's performance, financial position and investing activities as provided by the full financial statements. A copy of TABCORP's full financial statements is available, free of charge, on request or can be accessed via the company's website at **www.tabcorp.com.au.**

References to currency are in Australian dollars unless otherwise stated.

HIGHLIGHTS

- PROFIT AFTER TAX AND EXCLUDING NON-RECURRING ITEMS – UP 1.5% TO $263.1 MILLION
- FINAL DIVIDEND OF 34 CENTS PER SHARE FULLY FRANKED, TAKING THE FULL YEAR DIVIDEND TO 67 CENTS – UP FROM 63 CENTS LAST YEAR
- EARNINGS PER SHARE EXCLUDING NON-RECURRING ITEMS 71.5 CENTS – UP 2.9%
- JUPITERS MERGER ANNOUNCED
- ORGANISATION RESTRUCTURED IN RESPONSE TO CHANGED ENVIRONMENT


Dividends per share
Cents per share
(fully franked)
43.0
47.0
51.0
63.0
67.0
98/99
99/00
00/01
01/02
02/03


Earnings per share
before non-recurring items
Cents per share
47.1
48.8
3.7
52.5*
50.4
4.9
55.3*
69.5
4.8
74.3*
71.5
4.9
76.4*
98/99
99/00
00/01
01/02
02/03
Goodwill amortisation impact
Post goodwill amortisation
*Pre goodwill amortisation

WE WERE ABLE TO DELIVER AN INCREASE IN PROFITS AS WELL AS A FOUR CENT INCREASE IN FULL YEAR DIVIDEND.



Michael Robinson AO, Chairman

The past year represents a period of significant change for TABCORP. In particular:

- Matthew Slatter has assumed the position of Managing Director and Chief Executive Officer. Matthew was formerly Chief Executive of the Bank of Melbourne, as well as Chief Finance Officer and a Director of AXA Asia Pacific Holdings Limited. His leadership skills, financial discipline and experience in acquisitions provides additional strength to the successful management team at TABCORP;
- the company announced a proposed merger with Jupiters Limited which will consolidate its position as Australia's premier gambling and entertainment group;
- the gaming division has worked hard to accommodate the needs of customers who wish to smoke, following the introduction of smoking bans in Victorian gaming venues; and
- TABCORP has undergone a significant organisational restructure to position itself to maximise operational efficiency and take advantage of opportunities that may arise in the future.

In such a challenging year, TABCORP was able to deliver an increased profit before non-recurring items of $263.1 million as well as increase its full year dividend from 63 cents per share to 67 cents per share (fully franked).

TABCORP is a major employer and its operations contributed $743 million towards gambling taxes to Australian State Governments as well as $250 million to the Victorian racing industry during the year. This is in addition to the many causes that we have directly supported, such as our contribution towards raising $405,000 for the Victorian Bushfire Appeal and donating $1.7 million over the last three years towards the TABCORP Surf Rescue Fund. All employees should be proud of what has been achieved.

The proposed merger with Jupiters Limited presents an exciting opportunity for further growth and a new stage in the development of this company. It will result in TABCORP operating approximately 18,000 gaming machines, with four casino and hotel complexes in Queensland and New South Wales, wagering and sportsbetting operations in Victoria, and Keno operations across the east coast of Australia. The company is expected to benefit from synergies, increased scale, business diversity and enhanced financial strength resulting from this merger.

The issue of 'corporate governance' has received considerable attention in recent months. TABCORP closely monitors developments in this important area to ensure that it continues to follow 'best practice'. It is pleasing to see the recognition that we have received by being one of only 14 Australian companies included in the Dow Jones Sustainability Index and one of only 20 Australian companies included in the FTSE4Good Index. TABCORP is the only Australian gambling company included in these indices and will continue to strive towards achieving the best social, environmental and economic outcomes for the benefit of all stakeholders.

This year's annual report has adopted the company's vision as its theme. TABCORP will work hard to consolidate its position as Australia's premier gambling and entertainment group. In particular, we are committed to:

- achieving growth that provides superior shareholder returns;
- offering the best gambling and entertainment experience for customers;
- providing a great place to work; and
- being respected as a responsible and valued member of the community.

I believe that the company is in a sound position to deliver each of these objectives.

Michael Robinson AO
Chairman

Government taxes on gambling contributed by TABCORP businesses
$ Million


500.1
637
705
770
743
98/99
99/00
00/01
01/02
02/03

Payment to Victorian racing industry by TABCORP businesses
$ Million


211
224
237
252
250
98/99
99/00
00/01
01/02
02/03

WE ARE COMMITTED TO ENSURING THAT TABCORP REMAINS AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP, DELIVERING SUPERIOR VALUE TO OUR SHAREHOLDERS.



Matthew Slatter, Managing Director and Chief Executive Officer

TABCORP's strength was evident this year when we were able to achieve an increase in underlying profit and earnings per share in a challenging marketplace.

Profit before non-recurring items increased by 1.5% to $263.1 million or 71.5 cents per share. An improved performance from Star City – especially in the second half of the year – boosted the result, together with another solid performance from wagering. The actions taken in conjunction with our Tabaret venues to improve the amenity for customers who smoke, helped to alleviate the impact of the smoking bans on our gaming division's result.

I believe the improvement in the underlying profit of the company demonstrates the strength of our businesses, as well as the company's disciplined approach to expense control and sound financial management.

The strength of our businesses was also reflected by Standard & Poors' reaffirmation of the company's BBB+ investment grade rating after taking into account the financing of the proposed merger with Jupiters. The company's strong cashflow enabled the buy back of 11.3 million shares for $128.7 million. TABCORP's debt to equity ratio of 49.0% and interest cover of 8.7 times are further evidence of our balance sheet strength and capacity.

TABCORP's net revenue declined by 1.7% to $1.9 billion for the year ended 30 June 2003. Reflecting the impact of the bans on smoking in gaming rooms, gaming division net revenue declined by 7.6% on the previous year, more than offsetting the 4.4% and 3.2% revenue growth rates achieved from the wagering and Star City businesses respectively.

OPERATIONAL REVIEW

Wagering

The wagering division increased net operating revenue by 4.4% to $421.3 million. Profit before interest, tax and amortisation (PBITA) excluding non-recurring items grew by 11.9% to $68.4 million.

Each of the three racing codes achieved revenue growth during the year. Thoroughbred racing, which accounts for approximately 70% of racing revenue, grew by 3.4% buoyed by a strong Spring Carnival and revenue growth from Victorian provincial meetings.

Harness racing and greyhound racing both enjoyed strong revenue growth from Victorian provincial races and additional interstate meetings, achieving 4.7% and 7.4% growth respectively.

Sportsbetting revenue was down on the previous year which included the World Cup soccer. However the underlying performance, excluding the impact of the World Cup soccer, was a continuation of strong growth with revenue ahead of the previous year by 32.3%.

Net profit after tax before non-recurring items
$ Million



149
170
188
259
263
98/99
99/00
00/01
01/02
02/03

Net operating revenue
$ Million



353
713
1,066
363
795
438
1,596
380
846
587
1,813
404
917
612
1,933
421
848
632
1,901
98/99
99/00
00/01
01/02
02/03
Star City
Gaming
Wagering

- Revenue growth of 4.4% to $421.3 million
- Underlying PBITA (profit before interest, taxation and amortisation) growth of 11.9% to $68.4 million
- Record Spring Carnival turnover
- Trackside – further local and international growth
- Expansion of self service betting terminals in TAB outlets and racecourses
- Customer adoption of self service continues to grow – 46% of account sales transactions
- Ongoing agency restructure program – 47% of network refurbished
- Capital expenditure on new wagering terminals

Trackside's popularity continues to grow. During the year the number of Victorian TAB venues with Trackside grew from 160 to 205. In Denmark the number of sites increased from five to 36 and plans are underway for further overseas expansion.

Improving service levels to our customers continued to be a key focus for the retail network where revenue grew by 3.8% during the year. Seven TAB agencies were refurbished, bringing to 47% the proportion of the retail network which has been refurbished since the new concept store was developed. To further improve service, a new retail selling terminal is being developed with deployment to commence in the current year. This is in addition to the self-service terminals which have been introduced across the retail network and to on-course tote facilities. To improve service levels across the PubTAB network, an additional 350 self-service Easy Bet terminals were purchased and are being installed.

Account sales revenue grew strongly by 5.4% reflecting the increasing popularity of self-service betting. These convenient and low cost options include touch tone telephone, natural language speech recognition and the internet and together they comprised 46% of all account sales transactions last year.

It was pleasing to note that, having consistently declined since TABCORP was listed, on-course turnover showed promising growth during the year. On-course revenue grew by 3.7% during the year, with particularly strong growth from provincial thoroughbred races, 9.3% ahead of the previous year, and Spring Carnival which was up by 7.6%. This improvement in performance reflects the joint efforts of the Victorian racing industry, individual race clubs, the Victorian Government and TABCORP in promoting interest and attendance at race meetings. It has been particularly effective with thoroughbred racing at feature metropolitan race meetings and regional festivals, such as the Wangaratta Jazz Festival which incorporates racing.

Gaming

Gaming division revenue for 2003 was $848.1 million which was 7.6% below the previous year. PBITA excluding non-recurring items was $213.0 million, a decrease of 9.9% on the previous year.

The introduction of smoking bans in Victorian gaming venues from 1 September 2002 has resulted in customers who smoke either not attending gaming venues or not staying as long as they would have before the bans were imposed. This has adversely impacted revenue and profitability.

Allocation of net revenue for
2002/2003 total businesses managed



- State Government (gambling and other taxes/charges) $560.5m
- Federal Government (GST on gambling and income tax) $321.4m
- Victorian racing industry $250.4m
- Shareholders (profit after tax) $252.6m
- Agents & venue operators commission $369.4m
- Depreciation & amortisation $117.3m
- Net interest expense $47.7m
- Service suppliers & employees $395.7m

In response to the division's feedback from customers who smoke, TABCORP, in conjunction with its Tabaret venue partners, acted to improve the amenity for those customers. Venues have endeavoured to provide smoking facilities, where possible located close to the gaming rooms, with ambience and décor consistent with the overall venue. A machine reservation system has also been introduced so that players can take a break from play and return to their machine. Specialised customer service training has also been provided by TABCORP to all venues to improve service levels to smokers.

While revenue levels are still down on the comparable period last year, we believe the improvement to the overall amenity for all customers has reduced the impact of the bans in the majority of cases.

Other factors that have also impacted revenue in the past year include loss of 24 hour trade at some venues, the impact of regional caps, and the requirement for social and economic impact studies before opening new venues or increasing the number of gaming machines in existing venues. In north-eastern Victoria, the severe bushfires resulted in reduced tourism and trade which impacted revenue performance in that region.

In addition to working towards accommodating the needs of smokers, major refurbishments were undertaken in 19 venues with a further 23 undergoing minor refurbishments. Two new venues opened during the year.

The gaming division continues to invest in the latest games and machines to best meet customer needs. During the year, 3,525 new games were introduced to the network. The introduction of one cent denomination machines across the network in February proved very popular with customers.

Reflecting the commitment to customer service, scores from this year's Tabaret Venue Performance System were the highest ever achieved across the Tabaret network. Participation in all components of the program was enthusiastic. As well as record scores for customer service, venue staff attended training in a variety of areas including responsible service of gambling.

Star City

Star City increased net operating revenue by 3.2% to $631.3 million. PBITA excluding non-recurring items grew by 12.1% to $183.1 million.


SNAPSHOT

- Smoking bans introduced on 1 September 2002
- Customers who smoke are not attending gaming venues or not staying as long as previously
- Revenue down by 7.6% to $848.1 million
- PBITA declined by 9.9% to $213.0 million
- Actions taken to improve amenity for smokers
- 2 new venues and top ups in 6 venues
- Negative impact of regional caps and restrictions on 24 hour trading
- Ongoing customer focus – venue performance standards at record levels
- 3,525 new games introduced
- Ongoing venue refurbishment – 42 venues refurbished / upgraded during the year

This was a good result, reflecting an improved second half to the year despite the impact of the SARS virus and the war in Iraq. The performance of table games on the main gaming floor was noteworthy, with customers responding favourably to changes in product mix such as the introduction of low limit double zero roulette in January and the popular Rapid Roulette in April.

Additional Even Money Baccarat Tables were also introduced during the year. Switching tables to Black Jack from Pontoon late in the first half-year also proved popular with customers.

Electronic gaming machine revenue achieved solid growth during the year. Refinements to the overall offering are ongoing with new games continually being introduced and food and beverage facilities designed to best suit our customers.

The new VIP lounge opened at the beginning of June, with 158 gaming machines. This follows the very successful relocation of 28 machines from the main gaming floor to the private gaming room earlier in the year.

Table game revenue from the private gaming room was below that of the previous year but showed a marked turnaround in the fourth quarter as it recovered from the negative impacts associated with the SARS virus and war in Iraq.


SNAPSHOT

- Revenue growth of 3.2% to $631.3 million driven by strong second half
- PBITA growth of 12.1% to $183.1 million
- Improvements in main gaming floor after introduction of more popular products
- Strong hotel, restaurants and theatre performance
- Private gaming room improvement in fourth quarter
- New international marketing offices
- Improvements to property
- Purchased remaining 15% of management contract

Non gaming revenue grew strongly. The hotel and apartments enjoyed a record year with occupancy increasing to 79.9% and the average room rate increasing by 7.0%. The popularity of Mamma Mia, which commenced in September 2002 and played to near full houses throughout the year, had flow on benefits across the property, particularly to the restaurants and bars which enjoyed an excellent year. More than half a million patrons have viewed the show at Star City, bringing a number of first time visitors to the complex and lifting the overall awareness of the entertainment that Star City has to offer.

On 30 June 2003, TABCORP acquired the remaining 15% interest in the Star City management agreement from Leighton Properties Pty Limited. The acquisition has simplified control of Star City and will provide an opportunity to extract additional synergies from the proposed merger with Jupiters.

RESTRUCTURE

The restructure undertaken in June more closely aligns TABCORP's operating businesses with our customer focus. Technical services consisting of information technology, and operational and field service areas have been amalgamated and the new structure will enable a smooth integration with Jupiters.

2012

While we can drive growth through controlling our businesses, we must also address issues that impact our future but which are externally controlled. The company's Victorian wagering and gaming licences expire in 2012.


SNAPSHOT

- Committed to responsible service of our products
- KPMG audit
- Dedicated responsible gambling manager
- Critical component of Venue Performance System

The Victorian Government has indicated it wishes to resolve the re-licensing arrangements within its current term. TABCORP is committed to working with the Victorian Government to seek an outcome that is in the interests of all stakeholders, and is ready and willing to engage in any discussions.

RESPONSIBLE GAMBLING

More than ever, we are committed to the responsible service of our products. We have appointed a senior, dedicated Responsible Gambling Manager and KPMG has undertaken the first audit of compliance with the TABCORP Responsible Gambling Code. Recommendations arising from this audit will be implemented during 2004. More information regarding our commitment to responsible gambling may be found on page 19 of this report.

JUPITERS

A balanced portfolio of businesses is an advantage. This year, the performance of our Victorian gaming business was negatively impacted by specific legislation, yet we were able to deliver an increase in profits thanks to good performances from our wagering and casino operations.

PBITA*
$ Million


98/99
99/00
00/01
01/02
02/03
44
176
220
48
202
83
333
53
218
112
383
64
231
158
453
62
203
174
439

☐ Star City
☐ Gaming
■ Wagering

*Profit before interest, tax & amortisation of goodwill including non-recurring items

In March 2003, the TABCORP and Jupiters Boards announced their intention to merge the two companies. The proposed merger with Jupiters, which has three casinos and EGM monitoring operations in Queensland, as well as Keno operations in both Queensland and New South Wales, will further diversify TABCORP's operations, both geographically and by product.

The merger provides a number of exciting opportunities to leverage off the combined capabilities of both groups, including positioning the company for future growth by providing sufficient scale from which to expand.

Provided all government and other approvals are received, the merger is expected to be effective by mid November. Integration planning has already commenced.

OUTLOOK

The merger with Jupiters will be a key focus during the coming year. We will utilise the experience of both companies and build on the success of our integration with Star City.

However, we intend to maintain the momentum in our existing businesses and drive growth through a continued focus on improved customer service and product quality, hiring and retaining the best people, encouraging innovation and striving for excellence in product delivery.

I believe the company is in great shape and ready to move into a new growth phase. We have a fantastic team and I look forward to the coming year and an exciting future for TABCORP.

Matthew Slatter
Managing Director and Chief Executive Officer


SNAPSHOT

- Merger agreement signed
- Merger expected to be implemented in November
- Integration planning has commenced
- Exciting opportunity for TABCORP
- Diversifies operations and provides greater scale
- Combined group will be fifth largest gambling and entertainment group in the world


SNAPSHOT

- Jupiters integration
- Business as usual
- 2012 re-licensing
- Responsible gambling

OUR SUCCESS WILL BE MEASURED BY:

- SUPERIOR RETURNS TO SHAREHOLDERS,
- BEING RECOGNISED AS A GREAT PLACE TO WORK FOR ALL EMPLOYEES – OFFERING CHALLENGES AND OPPORTUNITIES TO GROW AND DEVELOP,
- BEING RECOGNISED BY OUR CUSTOMERS AS OFFERING THE BEST GAMBLING AND ENTERTAINMENT EXPERIENCE,
- BEING RESPECTED AS A RESPONSIBLE AND VALUED MEMBER OF THE COMMUNITIES IN WHICH WE OPERATE,

AND BALANCING THESE OBJECTIVES OVER TIME.


'great place to work'
'superior returns to shareholders'
TABCORP
'best gambling and entertainment experience'
COMMUNITY
'respected and valued member of the community'

SHAREHOLDERS



SUPERIOR RETURNS TO SHAREHOLDERS

Return on average equity before non-recurring items and goodwill
%



25
22
19
16
13
10
Star City acquired
98/99
99/00
00/01
01/02
02/03

DIVIDENDS
TABCORP has a history of paying increasing dividends. Dividends are typically paid twice per annum, in March/April and September/October and have always been fully franked. This year, the total dividend paid to shareholders was 67 cents per share, up from 63 cents per share in the previous year.

SHAREHOLDER BENEFITS SCHEME
A benefits scheme will be introduced and available to all eligible shareholders. It will provide discounts on items such as hotel rooms, merchandise, food and beverages at the company's casinos. The Board intends to send further information to all shareholders early next year.

DIVIDEND REINVESTMENT PLAN (DRP)
A DRP was put in place when TABCORP was floated in 1994, however, the Board has never activated the plan. The Board has decided to adopt a new DRP to commence operation for the next interim dividend. Full details of the DRP will be provided to shareholders in due course.

SUPERIOR RETURNS



Jackie Preston – Hotel Front Desk, Star City



James Moynihan – Dealer, Star City

Jackie is enjoying a thriving career at Star City. She was awarded Star City's 2002 Employee of the Year, which is highly commendable given that this is her first full time job.

As a key member of the Hotel Front Desk team, Jackie is one of the many front line staff servicing our Star City customers. Jackie and her team are highly customer focussed, committed to offering the best experience to every customer every day.

'Communication is an important part of my job, both with our guests and also with other employees. We have guest feedback forms which provide us with valuable information used to monitor the department's performance and help improve our service.'

Star City offers many exciting entertainment choices, at the casino, theatres, restaurant dining, or enjoying a stay at the hotel. With so much happening it is important for Jackie and her team to keep up to date with everything that Star City is offering.

'Guests use us as sounding boards about what to see and do in Sydney, and we're only too happy to recommend the activities at Star City. Our business guests have different needs and we aim to ensure each guest gets exactly what they need.'

James knows when he's had a successful day at the office, typically when a customer smiles and says 'thank you' as they leave his table. James is one of the 1,000 strong team who work on the casino tables at Star City, and believes it is his job to make sure every customer is treated with respect and care as well as making sure they have an enjoyable time.

'I have my regular customers and I also get to meet many new people every day. Some don't even play the tables, but come past to say hello and enjoy the terrific surroundings. It's a very social place for customers and I love to meet the variety of personalities who walk through the casino.'

Working as a dealer requires many hours of training, from responsible service of gambling, to mastering the various table games and quality customer service.

'Regular training and assessment helps me do my job well and makes work more enjoyable. It provides an opportunity to sit down and discuss issues with my managers, away from the busy work environment where you are so focussed on your work.'

James commenced at Star City three and a half years ago and believes the broad range of skills he has learnt in his role are invaluable.

'The training and experience I receive as a dealer at Star City means that I am well qualified to do the best job possible. I have a lot of fun and look forward to coming to work every day.'

EMPLOYEES

A GREAT PLACE TO WORK



Frank Date Regional Operations Manager, Wagering

As Regional Operations Manager, Frank is a key member of the company's wagering division. He spends most days liaising with people from the racing industry, setting up on-course TAB operations at tracks across the western region of Victoria, and making sure that customers receive the best wagering experience.

Working closely with the racing industry, Frank is able to ensure that the services available meet the business requirements of TABCORP, the racing industry and customers.

'I believe that developing professional working partnerships is a crucial aspect of my job together with my event management skills. Depending on the day, I could be setting up a team of two operators or in excess of 100 operators. Through consultation and careful planning we can ensure the efficient use of every available resource.'

After 14 years at TABCORP, Frank has benefited from TABCORP's many employee benefits, including study assistance while undertaking a Diploma of Business Management.

'TABCORP is a supportive and flexible employer, so not only do I enjoy my career, I am also encouraged to take my development a step further all the time. I receive a great level of support from my colleagues and managers, which assists me to keep motivated and up to date with the latest ideas in business and management.'

Wagering on course turnover
$ Million


215
210
205
200
195
190
185
180
175
98/99
99/00
00/01
01/02
02/03

COMMITTED TO GROWTH



Kate O'Sullivan – General Manager Regional Sales, Gaming



Darren Dalla Riva – Test Team Manager Wagering

Kate and her team of seven are responsible for managing the relationships with 136 Tabaret venues, with 6,900 electronic gaming machines across the eastern part of Victoria. They focus on maximising returns through amenity improvement, product distribution and placement and customer service, to ensure venues are providing the best gaming experience for patrons in a responsible manner.

'Although I often travel long distances to some venues, I find that meeting face to face with venue managers, owners, staff and customers is a highly rewarding aspect of my work. It really helps to visit the venues to appreciate and understand the needs of each venue and the needs of their customers.'

The gaming division operates the Venue Performance System, which is a key tool used to evaluate the delivery of products and services.

'We have to respond quickly to changing customer demand and are always looking for new and innovative solutions that improve both the customers' experience and the performance of the business.'

Kate has been with TABCORP's Gaming Division for over nine years. Not only has she risen through the division's ranks, but Kate has also been able to successfully raise a family.

'I am fortunate to have an employer who provides benefits and flexible working arrangements that help me contribute as an employee while also having time for my family.'

Darren faces many challenges every day in his job as Test Team Manager in wagering. He manages a team of 25 staff who ensure the wagering computer systems provide the around the clock reliability that the TAB, sports betting, on-course and telephone betting departments require.

'It is my team's role to make sure that the system offers the best possible reliability and accuracy for our operators and ultimately the customers. I'm proud of the record of excellence the team maintains.'

Having started at TABCORP eight years ago as a tester in the department, Darren can readily understand the needs of his team and align their goals with that of the business to achieve the optimal result.

'Meeting deadlines for testing software is a critical aspect of our work, so we have to work smoothly and efficiently as a team. Each year the Melbourne Cup Carnival is a major challenge and our extensive planning and testing contributes to the success of the event.'

Having worked exclusively in Information Technology, Darren is considering joining TABCORP's Mentoring Program to broaden his professional development. The program provides an opportunity for employees to learn skills and knowledge from other TABCORP leaders and offers the chance to develop their career paths in new and exciting ways.

EMPLOYEES



Nicole Nolan – Human Resources Officer

A GREAT PLACE TO WORK

Nicole joined TABCORP four years ago as a trainee in the Human Resources department and has enjoyed a diverse and evolving career. After commencing in Human Resources she spent two years in the Information Technology Division then went back into Human Resources.

Nicole's passion for her area, combined with a supportive work environment, has allowed her to develop her skills and progress her career at TABCORP.

'Four years ago I was unsure about my future career direction. By enrolling in a traineeship course and being offered a position at TABCORP I now know the type of work I want to do and am thrilled to be working in Human Resources.'

To assist her career Nicole has completed a Professional Diploma in Human Resources by correspondence, which enabled her to continue to work full time whilst studying. Nicole believes that working in different parts of the business has provided her with a more complete appreciation of the needs of TABCORP employees.

'Being involved in the products and services that TABCORP offers means I have a much greater understanding of the business and its staff. It helps me to remain focussed on supporting our internal customers, so our employees can provide the best experience for our wagering, gaming and Star City customers.'

Nicole is excited about the future possibilities for developing her long term career at TABCORP.

'When your employer offers you great support and new challenges in a company that is growing, I believe the opportunities are endless.'

Tabaret Network Service Performance
%


72
80
86
00/01
01/02
02/03

This Venue Performance System graph shows the average performance of venues across TABCORP's Victorian gaming network as experienced by mystery shoppers and measured against a variety of service standards.

OPPORTUNITIES, CHALLENGES




TRACKSIDE



A significant part of TABCORP's success is a direct result of this company's commitment to constantly reviewing and improving the gambling and entertainment experience it provides to customers.

During the year, the Lyric Theatre at Star City was awarded the 'Best Entertainment Venue' in the Australian Hotel Association's awards for excellence. Star City was also pleased to receive excellent reviews for its restaurants, which experienced record revenue growth. The refurbishment of approximately 300 rooms at the five star hotel is well underway and will complement enhancements made to restaurants such as 'Trophies' and 'Fortunes' as well as the introduction of the popular and exclusive VIP Slots Lounge.

TABCORP also continues to focus on improving the amenities offered to customers at its wagering and gaming venues.

CUSTOMERS



A COMPANY RECOGNISED BY ITS CUSTOMERS AS OFFERING THE BEST GAMBLING AND ENTERTAINMENT EXPERIENCE

CUSTOMER FOCUSSED


EYE
HI
GOODBYE
100
90
80
70
60
50
40
30
20
10
0
June
July
June
July
June
July

Star City has recently introduced the Eye-Hi-Goodbye program to further promote friendly customer service, which is monitored each month as part of the casino's mystery shopper program.

Eye - Did the staff member smile or make eye contact at the initial contact stage?
Hi - Did the staff member make a friendly welcoming comment?
Goodbye - Did the staff member provide a friendly departing comment?

Wagering agencies have progressively been refurbished over recent years, and now offer a brighter and more appealing environment. There have also been significant changes made to gaming venues across the network as refurbishments continue to improve the facilities provided for customers.

The gaming division operates the successful Venue Performance System which awards venues providing outstanding customer service and amenities. The process of evaluating venues includes 'mystery shoppers' reviewing an extensive list of criteria, including adherence to a number of responsible gambling initiatives such as signage and staff training. An awards night is then held at which the results are announced and recognition given to our best venue partners.

Understanding and meeting the needs of customers is critical to our objective of being Australia's premier gambling and entertainment group.



Helimed One Air Ambulance Service



Victoria State Emergency Service

Each year TABCORP supports a range of community initiatives through partnerships involving our people, our customers, in-kind support and financial contributions.

Through such initiatives we aim to recognise our obligations as a responsible member of the communities in which we operate and contribute to the long-term well-being of society.

SPONSORSHIPS

TABCORP's program of sponsorships focuses primarily on safety, health and welfare support.

The company's principal sponsorship of Surf Life Saving Victoria commenced in 1997 and since that time, thanks to the efforts of TABCORP Professional Lifeguards, joint surf safety educational campaigns and equipment provided through the TABCORP Surf Rescue Fund, the number of instances of both drownings and rescues have significantly decreased at Victorian beaches.

During early 2003, in the wake of summer bushfires that devastated much of regional Victoria, TABCORP partnered with Tattersall's to conduct a major appeal in a first for the Victorian gaming industry, to support victims of the fires. The appeal raised a total of $405,000 for the Victorian Government 2003 Bushfire Appeal Recovery Fund.

Through Star City Casino the company also provided financial support for Australia's drought relief campaign, Farmhand. These represent just a few of the worthwhile causes supported by TABCORP.

TABARET COMMUNITY ASSISTANCE PROGRAM

The Tabaret Community Assistance Program is recognition by TABCORP and its Tabaret venues of the importance of partnering with local community organisations.

Through the program a number of major initiatives were able to be undertaken thanks to the commitment of Tabaret venue staff and our customers. These included the raising of significant funds for Helimed One Air Ambulance Service in Gippsland and the Victoria State Emergency Service (SES).

Helimed One required support for the purchase of four potentially life-saving items of equipment, whilst the SES was able to provide search and rescue equipment for 25 SES units in north-eastern Victoria.

EMPLOYEE ENGAGEMENT

TABCORP actively encourages and supports employees engagement in community-based philanthropic activities.

During the year, through programs such as SEAL Force (Skill Exchange and Learning), the company was able to provide and match employees with selected not-for-profit organisations to assist those organisations to address a significant problem or issue. With such partnerships, TABCORP employees work with an organisation over a six-month period to tackle the issue and learn from each other.

TABCORP employees and their families also gave their time to participate in Walk for the Cure during the year, to raise funds for research into a cure for Juvenile Diabetes, and other important activities such as the Williamson Community Leadership Program and the Brotherhood of St Laurence Christmas Appeal.

Some of the many other initiatives we supported during the year were:

- Sydney Breast Cancer Foundation;
- The Bionic Ear Institute;
- The Royal Women's Hospital Mothers Day Appeal;
- The Melbourne Festival;
- The Lighthouse Foundation;
- The Geelong Hospital;
- NSW Rubgy League Charity Shield;
- Taralye Early Intervention Service; and
- Epworth Medical Foundation.

COMMUNITY


TABCORP
LIFEGUARD
www.surflifesaver.com.au

Victorian Surf Rescue

RESPECTED AS A RESPONSIBLE AND VALUED MEMBER OF THE COMMUNITY

RESPECTED AND RESPONSIBLE

RESPONSIBLE GAMBLING

TABCORP recognises that some people may experience problems with gambling and is committed to assisting these persons. We launched the TABCORP Responsible Gambling Code in October 2001 and have worked with our wagering, gaming, and casino businesses together with our corporate team to ensure all employees understand the principles of responsible gambling.

This year, the company has appointed a senior, dedicated Responsible Gambling Manager and commissioned KPMG to conduct the first independent review of compliance with the TABCORP Responsible Gambling Code. The methodology involved a pilot study, statistical selection of venues for review, an independent field audit, self assessment questionnaires, interviews and review.

Preliminary results from the survey reveal there is a strong sense of awareness of, and commitment to, the Code at TABCORP; overall relatively high level of compliance with requirements of the Code; together with practical difficulties associated with the operation of self-exclusion programs.

The findings will link with a review of the key components of the Code to ensure they represent best practice and recommendations will be implemented during 2004. The Code is available on the company's website at **www.tabcorp.com.au**

TABCORP's Board strongly supports the principles of corporate governance and is committed to maintaining the highest standards within the company.

The company's policies and corporate governance practices are reviewed annually and will continue to be developed and refined to meet the needs of the company and best practice.

COMPOSITION OF THE BOARD

The Board comprises six independent non-executive directors, including the Chairman, and one executive director, being the Managing Director and Chief Executive Officer. Each of the Board's Committees is composed exclusively of independent non-executive directors. Details of the current directors and their qualifications and experience are contained within the Directors' Report.

The company's constitution requires that at least one-third of the directors of the company, other than a director who is a Managing Director and Chief Executive Officer, retire by rotation and may stand for re-election at each Annual General Meeting of the company. The Board has the power to appoint any person as a director, either to fill a casual vacancy or as an addition to the Board, subject to receiving all necessary regulatory approvals, but that person must stand for election at the next Annual General Meeting.

RESPONSIBILITIES AND FUNCTIONS OF THE BOARD

The company's Board Manual sets out the roles and responsibilities of the Managing Director and Chief Executive Officer, the Chairman and directors, and contains the terms of reference and processes governing the Board and each of its Committees.

The Board has overall responsibility for the corporate governance of the company. Its role also includes:

- reviewing and approving the strategic direction, budgets and business plans prepared by management;
- assuring itself of the effectiveness of arrangements for the governance of the company including:
  - the quality of the Executive team;
  - the appropriateness of organisational arrangements and structure;
  - the adequacy of internal controls and processes;
- overseeing performance against targets and objectives; and
- overseeing reporting to shareholders on the direction, governance and performance of the company.

BOARD INDEPENDENCE

The Board regularly assesses the independence of each director. For this purpose an independent director is a non-executive director whom the Board considers to be independent of management and free of any business or other relationship that could materially interfere with the exercise of their unfettered and independent judgement.

In addition to being required to conduct themselves in accordance with the ethical policies of the company, directors are required to be meticulous in their disclosure of any material contract or relationship in accordance with the Corporations Act and this disclosure extends to the interests of family companies and spouses. Directors are required to adhere strictly to the constraints on their participation and voting in relation to matters in which they may have an interest in accordance with the Corporations Act and the company's policies.

Some of the directors are involved with other companies or professional firms, which may from time to time have dealings with the company. Details of offices held by directors with other organisations are set out in the Directors' Report. Full details of related party dealings are set out in notes to the company's accounts as required by law.

All the current non-executive directors of the company have been assessed as independent directors. In reaching that determination, the Board has taken into account (in addition to the matters set out above):

- the specific disclosures made by each director as referred to above;
- where applicable, the related party dealings referable to each director, noting that those dealings are not material under accounting standards;
- that no director is, or is associated directly with, a substantial shareholder of the company;
- that no non-executive director has ever been employed by the company or any of its subsidiaries;
- that no director is, or is associated with, a supplier, professional adviser, consultant to or customer of the company which is material under accounting standards; and
- that no non-executive director personally carries on any role for the company other than as a director of the company.

The company does not consider that term of service on the Board should be considered as a factor affecting a director's ability to act in the best interests of the company. The Board has established a policy that directors must retire before reaching 70 years of age.

The Board also has procedures in place to ensure it operates independently of management. Prior to every Board meeting the non-executive directors meet together in the absence of executive directors and other executives of the company.

BOARD AND COMMITTEE MEETINGS

The Board and its Committees meet regularly to discuss formally matters relevant to the company. Any director with a material personal interest in a matter being considered by the Board must not be present when the matter is being considered and may not vote on the matter.

COMMITTED TO BEST PRACTICE

The number of meetings and the attendance of each director are set out in the Directors' Report.

COMMITTEES OF THE BOARD

To assist the Board in achieving the highest standards of corporate governance, the directors closely involve themselves with the critical areas of the company's activities through Board Committees with specific responsibilities for audit, nominations/ succession planning, remuneration and compliance. There are no executive directors on any of these Committees.

AUDIT COMMITTEE

The Audit Committee has been established to provide additional assurance regarding the quality and reliability of financial information used by the Board and financial statements issued by the company to its shareholders. The Committee oversees compliance with statutory responsibilities relating to financial disclosure, including related party transactions.

The Committee reviews the activities of both the independent internal and external auditors and reviews their performance on an annual basis. Both auditors have direct access to the Committee Chairman.

The annual internal audit program and the scope of work to be performed is set in consultation with the Audit Committee of the Board. The Committee approves the annual internal audit program and reviews reports made pursuant to that program.

The Committee is committed to maintaining auditor independence and supports the rotation of the lead audit partner at least every five years and engaging the auditor for only audit related services, unless exceptional circumstances necessitate the involvement of the auditor. The external auditor attends the company's Annual General Meeting and is available to answer shareholder questions regarding aspects of the audit and their report.

The Audit Committee reviews the risk management policies and processes of the company. Working closely with the Compliance Committee, it also reviews the risk exposures and controls with respect to existing information technology systems and those under development.

Members of the Audit Committee

Chairman: Mr A.G. Hodgson
Members: Mr M.B. Robinson
Mr P.H. Wade

COMPLIANCE COMMITTEE

The Compliance Committee is responsible for monitoring business processes and operations taking reasonable steps designed to ensure that the company complies with its licences and other regulatory requirements. The Committee places particular emphasis on a proper compliance program, systems and culture being in place for the purpose of providing confidence in the reliability and integrity of the company's operations.

The company has put in place procedures designed to ensure communication and close cooperation with all regulatory authorities responsible for monitoring and overseeing its businesses, including the Victorian Casino and Gaming Authority, New South Wales Casino Control Authority, Queensland Office of Gaming Regulation and the Tasmanian Gaming Commission.

The company's Compliance Managers and the Management Compliance Committees monitor matters of compliance and report regularly to the Compliance Committee. Management Compliance Committees, established at Star City and in Melbourne for the company's Victorian operations, oversee the company's compliance program, which exceeds Australian Standards.

KPMG is conducting an independent audit of Star City's compliance program to ensure compliance is being met and that systems and procedures exceed best practice.

Members of the Compliance Committee

Chairman: Mr W.V. Wilson
Member: Mr M.B. Robinson

REMUNERATION COMMITTEE

The Remuneration Committee has responsibility to consider matters relating to the remuneration of senior executives as well as the remuneration policies and structure for the company generally.

The Remuneration Committee has responsibility to review and make recommendations to the Board on remuneration packages and policies applicable to the Managing Director and Chief Executive Officer, directors and senior executives. This Committee has responsibility for approving the company's general remuneration practices, including employee share ownership and option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements.

The Board has decided to terminate retirement benefits for all non-executive directors, effective 30 June 2003.

Details relating to the remuneration of directors and officers of the company are set out in the Directors' Report.

Members of the Remuneration Committee

Chairman: Mr P.H. Wade
Members: Mr M.B. Robinson
Mr R.F.E. Warburton

NOMINATION COMMITTEE

The composition of the Board and its Committees is the subject of ongoing review by the directors and the Nomination Committee has the responsibility to make recommendations to the Board on succession planning for the Board. From time to time as the company grows and its field of activities changes, it may be appropriate to make other changes to the composition of the Board so that it includes the necessary and desirable competencies of its members and appropriate mix of non-executive and executive directors.

All appointments to the Board are subject to receiving all necessary regulatory approvals. Upon appointment each new director receives a letter of appointment stating their obligations and key terms and conditions of their appointment. They undertake an induction program and are provided with a copy of the Board Manual and other materials to assist in fulfilling their obligations.

Members of the Nomination Committee

Chairman: Mr M.B. Robinson
Members: Mr A.G. Hodgson
Mr R.F.E. Warburton

INTERNAL CONTROL FRAMEWORK

The Board is responsible for the establishment and maintenance of the internal control structure of the company.

Financial reporting includes the annual development of a five year strategic plan and a detailed annual budget which is subject to the approval of the directors. Actual monthly and year to date results for the company are reported to the Board at every meeting to enable it to monitor performance against the annual budget.

Forecasts for the company and each of the operating divisions are regularly updated and reported to the Board during the year.

The company has detailed procedural guidelines for the approval of capital expenditure including annual budgeting, review and approval of individual proposals and specific levels of authority between the Board and the Managing Director and Chief Executive Officer.

The company maintains a field audit program of its retail wagering outlets.

Processes for the investment of surplus cash and management of debt have been approved by the Board and are the subject of ongoing reporting to the Board.

INTERNAL AUDIT

The company's internal audit function is conducted under contract by KPMG. The internal auditors submit regular reports to the Audit Committee and, where appropriate, to the Board.

MANAGEMENT OF RISK

The company's current operations are conducted within Victoria pursuant to the wagering and gaming licences issued to it by the Victorian Government under the Gaming and Betting Act 1994. It is also the holder of a Monitoring Operator's Licence issued under the Queensland Gaming Machine Act 1991 and a licence to permit online gaming under the Tasmanian Gaming Control Act 1993. In addition, TABCORP owns the Star City Group which is the operator of Sydney's Star City Casino and holder of a casino licence issued under the New South Wales Casino Control Act 1992.

The company has in place policies and procedures designed to manage the risk associated with its operations. These policies and procedures are and will be further developed as the company's existing operations develop and its range of activities expands.

The implementation of these policies and procedures is monitored by the Audit and Compliance Committees of the Board.

The company has in place a detailed policy for the management of liability risk in respect of its expanding fixed odds sportsbetting operation.

ETHICAL STANDARDS

The Board and executive officers maintain the highest level of corporate ethics. The company's policies as to the conduct and integrity of its personnel including the maintenance of ethical standards are set out in the Human Resources Policy Manual.

The company's key personnel and all its directors have undergone extensive probity investigation and clearance by the New South Wales Casino Control Authority, Victorian Casino and Gaming Authority, Tasmanian Gaming Commission and the Queensland Office of Gaming Regulation.

The company has established a Responsible Gambling Code containing comprehensive policies and guidelines for its directors, staff, agents and venue operators with respect to their use of and training with the company's gambling products. KPMG has conducted an independent audit of the Code to assess the whole organisation's compliance with the Code.

INDEPENDENT PROFESSIONAL ADVICE

An individual director who has concern with respect to a particular matter before the Board may, after discussion with the Chairman, and advising the Managing Director and Chief Executive Officer, obtain independent professional advice at the company's expense. Such advice is to be made available to all other directors.

SHARE TRADING POLICY

The company has a policy that regulates the sale or purchase of shares in the company by directors, executive officers and all employees.

Directors and employees with access to information about TABCORP's financial performance may only deal in TABCORP's securities during the period of one month following the company's Annual General Meeting or the release of the company's annual and half yearly results. Even during this trading window, directors and employees must ensure that they are not in possession of price sensitive information that is not generally available to the public.

Each director is required to obtain the approval of the Chairman prior to the sale or purchase by that director of shares in the company, even during a trading window. In the case of a proposed transaction by the Chairman, approval is required from the Deputy Chairman. Executive officers are required to obtain the prior approval of the Managing Director and Chief Executive Officer to a proposed transaction.

The details of TABCORP shares held by directors are available in the Directors' Report.

LEADERSHIP AND INTEGRITY

CONTINUOUS DISCLOSURE

The Board has a disclosure policy and procedures are in place designed to ensure that information is reported to the Australian Stock Exchange (ASX) in accordance with the continuous disclosure requirements of its Listing Rules. The Board reviews the company's compliance with its continuous disclosure obligations at each of its meetings. The company's Executive General Manager – Corporate, Legal and Compliance, in his capacity as Company Secretary, is responsible for coordinating disclosure of information to the ASX, Australian Securities and Investments Commission and shareholders.

BOARD ASSESSMENT

In June 2003 Cameron Ralph Pty Ltd completed a formal independent assessment of the Board's performance. Cameron Ralph Pty Ltd concluded that there is a very low risk of governance negatively impacting on shareholder value.*

SUCCESSION PLANNING

The company has been developing a succession plan for members of its Board and senior management. This plan is intended to identify the best candidates for leadership and management roles and develop potential successors that best meet the organisation's needs.

GROUP STRATEGIC PLANNING

The company has a formal strategic planning process whereby a five year strategic plan is prepared and approved by the Board each year. The intent of the annual review is to consider a range of strategies and provide management with guidance on those strategies that in the Board's opinion will enhance shareholder value in the medium term.

SUSTAINABILITY

TABCORP is committed to the long-term sustainability of its operations and aims to optimise the social, environmental and economic impact of its operations for the benefit of all stakeholders.

TABCORP's commitment to responsible gambling, its employees and community well-being is discussed earlier in this report.

Although the company's operations are considered to have minor impact on the environment, TABCORP is committed to protecting the environment and minimising the impact wherever appropriate. TABCORP's environmental performance is set out in the Directors' Report.

TABCORP is one of only 14 Australian companies included in the Dow Jones Sustainability Index and one of only 20 Australian companies included in the FTSE4Good Index.

OTHER DIRECTORSHIPS

Directors are required continually to evaluate the number of Boards on which they serve to ensure that each can be given the time and attention required to fulfil their duties and responsibilities. Directors are required to seek approval from the Chairman prior to accepting an invitation to become a director of any corporation, and in the case of the Chairman, seek approval from the Deputy Chairman.

COMMITMENT TO SHAREHOLDERS

It is the Board's intention that shareholders are informed of major developments affecting the company. This information is communicated to shareholders through the Half Yearly and Annual Reports, the Australian Stock Exchange, the TABCORP website at **www.tabcorp.com.au** and other means where appropriate.

The company employs a dedicated Shareholder Relations Manager to assist in responding promptly to all shareholder inquiries.

The company encourages the full participation of shareholders at its Annual General Meeting. Important issues are presented to shareholders as single resolutions and full discussion of each item is encouraged. Explanatory memoranda, where considered appropriate, are included with the Notice of Annual General Meeting in respect of items to be voted on at the meeting.

* Cameron Ralph Pty Ltd considers materials provided by the company and interviews with directors and others, to make this Board performance evaluation solely of the corporate governance risk with respect to this company at the specified point in time. The rating cannot, and does not, represent either a credit assessment, or an assessment of the company's suitability as an investment, or an assessment with respect to its corporate governance risk at any other time or in changed circumstances.

BOARD OF DIRECTORS



M.B. Robinson



A.G. Hodgson



M.J. Slatter



P.G. Satre



P.H. Wade



R.F.E. Warburton



W.V. Wilson

The Board of Directors of TABCORP Holdings Limited has pleasure in submitting the statement of financial position of the company and the economic entity in respect of the financial year ended 30 June 2003, and the related statement of financial performance and statement of cash flows for the year then ended.

BOARD OF DIRECTORS

The names and details of the directors in office at the date of this report are set out below.

M.B. Robinson AO

Chairman and non-executive director since June 1994

Michael Robinson is a Partner of the law firm, Allens Arthur Robinson. He was the Senior Partner of Arthur Robinson & Hedderwicks 1996–2001 and was its Managing Partner 1980–1988. Mr Robinson is Chairman of the Bionic Ear Institute, a Trustee of the Epworth Medical Foundation and a director of the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the TABCORP Nomination Committee and is a member of the TABCORP Audit, Remuneration and Compliance Committees.

M.J. Slatter

Managing Director and Chief Executive Officer since October 2002

Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Finance Officer and director of AXA Asia Pacific Holdings Limited since July 2000 and has over 20 years experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and The National Bank of New Zealand.

A.G. Hodgson

Deputy Chairman and non-executive director since June 1994

Tony Hodgson was the co-founder and was formerly Senior Partner of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of HSBC Asset Management (Australia) Limited and Chairman of the Advisory Board to the Victorian Rugby Union. Mr Hodgson is also a director of Coles Myer Ltd, HSBC Bank Australia Limited, Presidents Club Ltd and Collins Associates Ltd. Mr Hodgson is Chairman of the TABCORP Audit Committee and a member of the TABCORP Nomination Committee.

P.G. Satre

Non-executive director since June 2000

Phil Satre is Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies. Mr Satre is also a director of the Gaming Entertainment Research and Education Foundations and the American Gaming Association. He is a director of JDN Realty Company.

P.H. Wade

Non-executive director since June 1994

Peter Wade was Managing Director of North Broken Hill Peko Limited until his retirement in 1993. He is Chairman of CSL Limited. Mr Wade is Chairman of the TABCORP Remuneration Committee and the TABCORP Staff Superannuation Fund. He is also a member of the TABCORP Audit Committee.

R.F.E. Warburton

Non-executive director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited and the Board of Taxation. Mr Warburton is also a director of Southcorp Limited and Nufarm Limited. He is a member of the TABCORP Remuneration and Nomination Committees.

W.V. Wilson

Non-executive director since June 1994

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978. In 1980 Mr Wilson became the executive director responsible for all betting and lottery activity. He retired from the Club in January 1994. Mr Wilson is a Board member of the South Australian Forestry Corporation, and a Partner in the Ramada Pier Hotel at Glenelg in South Australia. He is Chairman of the TABCORP Compliance Committee.

CHANGES TO THE BOARD'S COMPOSITION

Mr M.J. Slatter commenced as Managing Director and Chief Executive Officer on 8 October 2002. Messrs I.R. Wilson, formerly Managing Director and Chief Executive Officer, and D.J. Simpson, formerly Finance Director, ceased as directors on 31 August 2002 and 21 February 2003 respectively. All other directors held their position as a director throughout the entire financial year and continue to hold that position.

DIRECTORS' INTERESTS

At the date of this report, the relevant interests of the directors in the shares, options or other instruments of the companies within the economic entity, as notified by the directors to the Australian Stock Exchange in accordance with Section 205G(1) of the *Corporations Act 2001, are:*

	TABCORP Holdings Limited	
Name	Ordinary Shares	Options
M.B. Robinson	45,000	–
M.J. Slatter	500,000 [1]	2,500,000 [2]
A.G. Hodgson	100,000	–
P.G. Satre	4,000	–
P.H. Wade	30,000	–
R.F.E. Warburton	12,500	–
W.V. Wilson	50,000	–

(1) Mr M.J. Slatter was provided with a loan to acquire 500,000 ordinary shares on the terms and conditions set out in the rules of the TABCORP Senior Executive Long Term Incentive Plan previously approved by shareholders.
(2) 2,500,000 options with an exercise price of $12.61 per share were issued to Mr M.J. Slatter (see Directors' and Officers' Remuneration section of this report).

DIRECTORS' MEETINGS

During the year the company held 14 meetings of the Board of Directors. The attendances of the directors at meetings of the Board and its Committees were:

	Board of Directors		Audit Committee		Compliance Committee		Remuneration Committee	
Name	Attended	Maximum possible	Attended	Maximum possible	Attended	Maximum possible	Attended	Maximum possible
M.B. Robinson	14	14	5	5	2	2	6	6
M.J. Slatter	11	11	–	–	–	–	–	–
A.G. Hodgson	13	14	5	5	–	–	–	–
P.G. Satre	13	14	–	–	–	–	–	–
P.H. Wade	13	14	4	5	–	–	6	6
R.F.E. Warburton	14	14	–	–	–	–	6	6
W.V. Wilson	13	14	–	–	2	2	–	–
D.J. Simpson	8	8	–	–	–	–	–	–
I.R. Wilson	2	2	1	1	–	–	1	1

In addition to the scheduled Board meetings, the Board meets as needs dictate.

The details of the functions and memberships of the Committees of the Board are presented in the Corporate Governance section of this Annual Report.

DIRECTORS' AND OFFICERS' REMUNERATION

Remuneration of directors and senior executives of the company is determined by the Remuneration Committee. Remuneration is determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. For executive directors and officers, remuneration packages generally comprise salary, a performance based bonus and superannuation. Executives are also provided with longer-term incentives through the Senior Executive Long Term Incentive Plan and the General Employee Share Plan, which act to align the executives' actions with the interests of the shareholders. Non-executive directors are not entitled to performance based bonuses.

At the 2002 Annual General Meeting, shareholders noted that Mr M.J. Slatter had been granted 2,500,000 options to acquire ordinary shares in TABCORP Holdings Limited with an exercise price of $12.61 per share. One million of these options expire no later than 7 October 2010 and will vest only if certain annual and cumulative benchmarks are achieved. The remaining options vested immediately and will expire on 7 October 2005.

During the financial year, Mr I.R. Wilson exercised 2,194,500 options to acquire fully paid ordinary shares in TABCORP Holdings Limited at an exercise price of $10.18.

Mr I.R. Wilson had 805,500 remaining options, which could only be exercised if the company achieved specified performance benchmarks for the period 1 July 1999 to 30 June 2003. As these benchmarks were not achieved, none of these options could be exercised and have now lapsed.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the company, other than through exercise of the options.

The remuneration provided to directors and the five most highly remunerated officers of the company and the economic entity is as follows:

	Emoluments[1]	Performance Based Bonus	Super-annuation	Retirement Benefits[2]	Benefits	FBT Payable	Options[3]	Loans[4]	Total (with Retirement Benefits)	Total[5]
	$	$	$	$	$	$	$	$	$	$
Directors										
M.B. Robinson	276,250		10,519	53,316					340,085	286,769
M.J. Slatter	778,682	175,000	76,125		1,331	1,253	1,615,043[6]	30,254	2,677,688	2,677,688
A.G. Hodgson	160,000		10,519	30,240					200,759	170,519
P.G. Satre	109,000			71,060					180,060	109,000
P.H. Wade	121,250		10,210	26,675					158,135	131,460
R.F.E. Warburton	106,250		9,563	89,100					204,913	115,813
W.V. Wilson	112,500		9,985	21,825					144,310	122,485
I.R. Wilson[7]	930,839	167,182			167,349	157,780	441,289[8]	119,051	1,983,490	1,983,490
D.J. Simpson[9]	261,794		76,692		26,945	27,555		18,332	411,318	411,318
Senior Executives – Economic Entity										
D. Banks	590,099	65,346	150,758		42,178	39,817		24,600		912,798
P.R. Broberg	379,879	27,925	92,525		34,733	35,422		19,269		589,753
D.E. Elmslie	461,802	25,053	107,583		34,660	35,362		31,388		695,848
M.J. Piggott	398,940	73,059	103,835		34,605	32,856		30,594		673,889
J.C. Read	302,012	24,300	80,516		35,342	33,527		12,203		487,900
Senior Executives – Company										
P.R. Broberg	379,879	27,925	92,525		34,733	35,422		19,269		589,753
P. H. Caillard	208,803	16,314	38,786		18,874	18,932		14,830		316,539
D.E. Elmslie	461,802	25,053	107,583		34,660	35,362		31,388		695,848
R.E. Preston	206,794	10,938	38,786		20,019	20,217		16,480		313,234
J.C. Read	302,012	24,300	80,516		35,342	33,527		12,203		487,900

(1) Salaries for executive directors and senior executives include accruals for annual and long service leave.
(2) Accrual for retirement benefits for non-executive directors approved by the company's shareholders on 10 November 1999.
(3) Each option entitled the holder to purchase one ordinary share in the company.
(4) Cost to company to provide low interest/interest free loan(s).
(5) Total excludes retirement benefits for non-executive directors.
(6) Mr M.J. Slatter was appointed on 8 October 2002. The estimated value ($1,615,043) disclosed above is calculated at the date of grant using the following methodologies. 1,500,000 options expire on 7 October 2005 and were granted in consideration of contractual entitlements Mr Slatter had with his previous employer. The estimated value ($1,394,893) is calculated using a Standard Binomial model. 1,000,000 options expire no later than 7 October 2010. The ability to exercise these options is conditional on the economic entity achieving certain performance hurdles. The estimated value ($220,150) is calculated using a Monte Carlo Simulation-based model.
(7) Mr I.R. Wilson retired on 31 August 2002. Emolument includes salary paid to retirement, payment on retirement and annual leave accrued to cessation.
(8) These options have lapsed subsequent to 30 June 2003 as the performance hurdles relating to them have not been met. Estimated value disclosed above is calculated at the date of grant using a Monte Carlo Simulation-based model.
(9) Mr D.J. Simpson retired on 21 February 2003.

SHARE OPTIONS

The only options on issue are the 2,500,000 options issued to Mr M.J. Slatter (see the Directors' and Officers' Remuneration section of this report above).

EMPLOYEE SHARE OWNERSHIP PLAN

During the financial year, 477,700 shares were issued to employees pursuant to the TABCORP General Employee Share Plan ('the Plan') previously approved by shareholders. Employees who acquire shares under the Plan are provided with an interest free loan to acquire the shares and are obliged to repay the loan by way of deduction from their after tax wage or salary in equal instalments over five years. The company's security for each of these loans is limited to the shares acquired with that particular loan under the Plan. The company also operates a separate Senior Executive Long Term Incentive Plan which is referred to in the Directors' and Officers' Remuneration section. During the financial year, 1,196,500 shares were issued to senior executives under this plan (including the 500,000 shares to Mr M.J. Slatter referred to above).

CORPORATE INFORMATION

TABCORP Holdings Limited is a company limited by shares that is incorporated and domiciled in Australia. The registered office of TABCORP Holdings Limited is 5 Bowen Crescent, Melbourne, Victoria 3004, Australia.

PRINCIPAL ACTIVITIES

The principal activities of the economic entity during the financial year comprised the provision of leisure and entertainment services (particularly in relation to gambling). The principal activities remain unchanged from the previous year.

RESULTS

Consolidated profit after income tax of the economic entity for the financial year was $252.6 million which was 3.2% below the previous financial year. The economic entity generated profit before interest, taxation and amortisation of goodwill of $438.7 million, which was 3.2% below the previous financial year. It generated operating revenue of $1,900.7 million, which was 1.7% below the operating revenue achieved in the previous financial year.

DIVIDENDS

The following dividends (including special dividends) have been paid, declared or recommended since the end of the preceding financial year by the parent entity:

	$000
Final fully franked dividend for 2002 of 32.0 cents per share on ordinary shares as declared by the directors on 15 August 2002 and paid on 27 September 2002.	118,994
Interim fully franked dividend for 2003 of 33.0 cents per share on ordinary shares as declared by the directors on 19 February 2003 and paid on 2 April 2003.	120,634
Final fully franked dividend for 2003 of 34.0 cents per share on ordinary shares as declared by the directors on 13 August 2003 payable on 1 October 2003.	124,289

Further information regarding dividends may be found in Note 5 of the consolidated financial statements.

REVIEW OF OPERATIONS

The economic entity achieved profit after tax for the year of $252.6 million which was 3.2% behind last year. During the year, the economic entity's total operating revenue fell by 1.7% to $1,900.7 million. Basic earnings per share were 68.7 cents, down 1.9% on the previous corresponding period.

A final dividend of 34 cents per ordinary share has been declared. The dividend will be fully franked and payable on 1 October 2003 to shareholders registered on the books at 5 September 2003. This takes the full year dividend to 67 cents, an increase of 4 cents on the previous financial year.

WAGERING

The Wagering Division generated profit before interest, taxation and amortisation of goodwill of $67.0 million[1], which was 0.4 % above the previous financial year. The Wagering Division's total operating revenue increased by 4.4% to $421.3 million. This strong result was partly attributable to controlled operating expenses and another successful spring racing carnival.

GAMING

The Gaming Division achieved profit before interest, taxation and amortisation of goodwill of $208.2 million[1], which was 11.9% below the previous financial year. The Gaming Division's total operating revenue decreased by 7.6% to $848.1 million. These results were adversely affected by the introduction of smoking bans in Victorian gaming venues on 1 September 2002.

STAR CITY

Star City achieved a profit before interest, taxation and amortisation of goodwill of $174.9 million[1], which was 9.3% above the previous financial year. Star City's total operating revenue increased by 3.2% to $631.2 million.

(1) Based on segment results as disclosed in Note 34 to the accounts which excludes unallocated corporate revenue of $0.6 million and expenses of $12.0 million.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 5 March 2003, the economic entity announced a proposal to merge with Jupiters Limited by way of schemes of arrangement under which the economic entity intends to acquire all of the securities in Jupiters Limited.

The merged group will operate approximately 18,000 gaming machines with four casinos and hotel complexes in Queensland and New South Wales, off-course wagering and sportsbetting operations in Victoria as well as keno operations across the east coast of Australia.

The merger is subject to approval by Jupiters Limited shareholders as well as certain regulatory authorities. It is currently anticipated that the merger will be implemented in mid-November 2003.

There were no significant changes in the state of affairs of the economic entity that occurred during the year other than as set out elsewhere in this Directors' Report.

SIGNIFICANT EVENTS AFTER REPORTING DATE

No matter or circumstance has arisen since the end of the financial year which is not otherwise dealt with in this report or in the consolidated financial statements, that has significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

The proposed merger with Jupiters Limited will, if implemented, constitute a significant change to the company's operations and is expected to be completed in mid-November 2003. Otherwise, the economic entity will continue with the strategies in the year under review.

The directors have excluded from this report any further information on the likely developments in the operations of the economic entity and the expected results of those operations in future financial years, as the directors have reasonable grounds to believe that to include such information will be likely to result in unreasonable prejudice to the economic entity.

INDEPENDENT AUDITORS

At the company's 2002 Annual General Meeting shareholders approved the appointment of Ernst & Young as external auditor, following the merger between Ernst & Young and Arthur Andersen. The company's internal auditors are KPMG. More information relating to the auditors can be found in the Corporate Governance statement of this Annual Report.

DIRECTORS' INTERESTS IN CONTRACTS

The directors of the economic entity, or their director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions are described in further detail in Note 38(d) of the economic entity's consolidated financial statements.

ENVIRONMENTAL REGULATION AND PERFORMANCE

No environmental breaches have been notified to the economic entity by any government agency.

The consolidated entity's environmental obligations and waste discharge quotas are regulated under both state and federal law. The consolidated entity has a record of at least complying, but in most cases exceeding its environment performance obligations. An independent audit of Star City's compliance with environmental obligations was performed by KPMG, which did not identify any areas of material non-compliance.

Star City is a participant in the Federal Government's 'Greenhouse Challenge Program'. In October 2002, the New South Wales Minister for Energy awarded Star City with a 'Silver Green Globe Award' in recognition for initiatives including lighting changes, improvements in efficiency in operating the major mechanical plant and waste management. The energy savings achieved by Star City to win this award was over 9,000 tonnes of carbon dioxide (CO_2) annually.

With the NSW Government's Sustainable Energy Development Authority (SEDA), Star City is currently investigating opportunities for co-generation of energy and believes it is on target to achieve the 'Gold Green Globe Award'.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

TABCORP Holdings Limited has entered into a contract insuring each of the directors of the company named earlier in this report and each full-time executive officer, director and secretary of group entities, against all liabilities and expenses arising as a result of work performed in their respective capacities, to the extent permitted by law. In accordance with section 300(9) of the Corporations Act 2001 further details have not been disclosed due to confidentiality provisions in the insurance contracts.

ROUNDING OF AMOUNTS

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the financial statements and the Directors' Report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

CORPORATE GOVERNANCE

The directors of TABCORP Holdings Limited support and adhere to the principles of corporate governance, recognising the need for the highest standard of corporate behaviour and accountability. A review of the company's corporate governance practices was undertaken during the year. As a result new practices were adopted and existing practices optimised to reflect industry best practice. The Corporate Governance statement is contained in the Annual Report.

This report has been signed in accordance with a resolution of directors.

M.B. Robinson AO
Chairman

Melbourne
13 August 2003

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2003

		Consolidated	
	Note	2003 $'000	2002 $'000
Total operating revenues	3	1,900,681	1,933,052
Other revenues from ordinary activities	3	36,447	34,607
Revenues from ordinary activities	3	1,937,128	1,967,659
Government taxes and levies		(589,823)	(609,591)
Commissions and fees		(415,961)	(428,629)
Employee costs		(224,448)	(227,084)
Depreciation and amortisation		(105,209)	(108,522)
Property rentals, rates and maintenance		(32,155)	(23,024)
Computer costs		(6,518)	(6,902)
Advertising and promotions		(24,129)	(26,013)
Written down value of non-current assets sold		(13,364)	(4,788)
Insurance costs		(8,290)	(6,463)
Stock exchange expenses		(142)	(111)
Professional and contract services		(4,512)	(3,961)
Audit and review services		(572)	(527)
Borrowing costs		(52,629)	(56,009)
Other expenses from ordinary activities		(87,095)	(82,640)
Profit from ordinary activities before income tax expense		372,281	383,395
Income tax expense relating to ordinary activities		(119,657)	(122,436)
Net profit attributable to members of the parent entity		252,624	260,959
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		(305)	–
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		252,319	260,959
Basic earnings per share (cents per share)	5	68.7	70.0
Diluted earnings per share (cents per share)	5	68.5	69.4
Basic earnings per share (cents per share) (pre amortisation of goodwill)	5	73.5	74.8
Diluted earnings per share (cents per share) (pre amortisation of goodwill)	5	73.3	74.2

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2003

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000
Current assets			
Cash assets		118,789	126,843
Receivables		9,762	9,505
Inventories		4,688	4,638
Other		25,141	21,431
Total current assets		158,380	162,417
Non-current assets			
Property, plant and equipment		759,212	802,313
Intangible assets – licences		831,201	833,905
Intangible assets – other		543,546	510,881
Deferred tax assets		33,968	21,916
Other		73,194	82,246
Total non-current assets		2,241,121	2,251,261
TOTAL ASSETS		2,399,501	2,413,678
Current liabilities			
Payables		167,831	115,735
Interest bearing liabilities		450,898	144,000
Current tax liabilities		34,899	28,252
Provisions		35,266	147,005
Other		200	291
Total current liabilities		689,094	435,283
Non-current liabilities			
Payables		–	2,122
Interest bearing liabilities		315,000	632,898
Deferred tax liabilities		58,176	56,888
Provisions		16,450	9,016
Other		905	1,094
Total non-current liabilities		390,531	702,018
TOTAL LIABILITIES		1,079,625	1,137,301
NET ASSETS		1,319,876	1,276,377
Equity			
Contributed equity		1,137,766	1,226,366
Retained profits	6	182,110	50,011
TOTAL EQUITY		1,319,876	1,276,377

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2003

	Consolidated	
	2003 $'000	2002 $'000
Cash flows from operating activities		
Net cash receipts in the course of operations	1,935,489	1,975,264
Payments to suppliers, service providers and employees	(832,640)	(835,363)
Payment of Government levies, betting taxes and GST	(550,292)	(573,150)
Interest received	4,113	4,202
Borrowing costs paid	(56,548)	(57,730)
Income tax (paid)/received	(121,755)	(98,517)
Net operating cash flows	378,367	414,706
Cash flows from investing activities		
Loans pursuant to employee share plan	12,688	6,039
Payment for property, plant and equipment	(58,002)	(46,817)
Proceeds from sale of property, plant and equipment	13,527	5,281
Payment of merger costs	(2,229)	–
Other	3,546	153
Net investing cash flows	(30,470)	(35,344)
Cash flows from financing activities		
Proceeds from borrowings	314,000	280,000
Repayment of borrowings	(325,000)	(442,133)
Dividends paid	(239,628)	(212,725)
Proceeds from issue of shares	22,340	–
Payment for share buy-back	(127,663)	(1,195)
Net financing cash flows	(355,951)	(376,053)
Net increase in cash held	(8,054)	3,309
Cash at the beginning of the financial year	126,843	123,534
Cash at the end of the financial year	118,789	126,843

Statement of Financial Performance

Consolidated profit after tax (PAT) decreased by 3.2% in 2002/2003 to $252.6 million, from $261.0 million in 2001/2002. During the year, non-recurring items of $10.5 million unfavourable were incurred, compared to $1.7 million favourable in 2001/2002. Non-recurring items for 2002/2003 included surplus lease provisions of $6.3 million, restructure costs of $2.7 million and write-downs of assets within the Gaming Division's Queensland operation of $1.5 million. On a pre non-recurring items basis, PAT increased by 1.5% to $263.1 million.

The consolidated entity's total revenue decreased by 1.6%, from $1,967.7 million in 2001/2002 to $1,937.1 million in 2002/2003. Operating revenue fell by 1.7% to $1,900.7 million.

The decrease in operating revenue was due to:

- a 4.4% increase in Wagering Division revenue from $403.6 million in 2001/2002 to $421.3 million in 2002/2003, reflecting continued solid growth in the core racing business.
- a 7.6% decrease in Gaming Division revenue from $917.6 million in 2001/2002 to $848.1 million in 2002/2003 due to the impact of smoking bans introduced 1 September 2002.
- a 3.2% increase in Star City Division revenue from $611.9 million in 2001/2002 to $631.3 million in 2002/2003, due to a 2.0% increase in gaming revenue, combined with a 10.8% increase in non-gaming revenue.

Other revenues from ordinary activities rose by $1.8 million to $36.4 million in 2002/2003. 2001/2002 included higher Supertab commissions, with a $5.6 million penalty payment from the South Australian TAB for exiting the Supertab arrangement following its acquisition by UNiTAB Limited. This was offset by an $8.2 million increase in other revenue, primarily proceeds on the sale of freehold land owned by Star City.

Consolidated profit before interest, taxation and amortisation of goodwill (PBITA) decreased by 3.2% to $438.7 million in 2002/2003. The key factors in this performance were:

- a 0.4% increase in Wagering Division PBITA to $67.0 million. Before non-recurring items of $1.4 million unfavourable in 2002/2003, and $5.6 million favourable in 2001/2002, Wagering PBITA increased by 11.9% to $68.4 million.
- an 11.9% reduction in the Gaming Division PBITA to $208.2 million, principally due to a 7.6% decrease in operating revenue. Adjusting for non-recurring items of $4.8 million unfavourable in 2002/2003, Gaming PBITA decreased by 9.9% to $213.0 million.
- a 9.3% increase in the Star City Division PBITA to $174.9 million, reflecting an increase in operating revenue and continued operating cost efficiencies. Before non-recurring items of $8.2 million unfavourable in 2002/2003, and $3.2 million unfavourable in 2001/2002, Star City PBITA increased by 12.1% to $183.1 million.

Borrowing costs decreased by $3.4 million to $52.6 million as a result of lower average net debt levels, partially offset by higher interest rates.

The effective rate of income tax for the consolidated entity rose from 31.9% to 32.1% in 2002/2003, primarily due to the non-deductibility of the write-down of a property in Queensland during 2002/2003.

Statement of Financial Position

Changes in Assets

During the financial year the total assets of the consolidated entity decreased by $14.2 million to $2,399.5 million at 30 June 2003. This decrease was principally attributable to:

- a $43.1 million reduction in property, plant and equipment, with depreciation offsetting capital expenditure during the year.
- a $9.1 million reduction in other non-current assets, primarily due to the amortisation of rental in advance.

Offset by:

- a $32.7 million increase in intangible assets – other (goodwill and rights to management agreement), principally as a result of the purchase of the remaining 15% of the Leighton's management agreement for $53.0 million.
- a $12.1 million increase in deferred tax assets, primarily due to tax losses not utilised in 2002/2003.

Changes in Liabilities

Consolidated liabilities declined by $57.7 million in 2002/2003 to $1,079.6 million at 30 June 2003. This decrease was principally attributable to:

- a $119.4 million reduction in the provision for dividends, with a zero provision at 30 June 2003, reflecting a change in the accounting standards.

Offset by:

- a $55.4 million increase in creditors and accrued expenses, largely attributable to the accrual for the payment of the remaining 15% of the Leighton's management agreement.
- an $11.0 million drop in borrowings from $776.9 million at June 2002 to $765.9 million at June 2003.

The consolidated entity's net debt to equity ratio improved with a reduction from 50.9% at 30 June 2002 to 49.0% at 30 June 2003.

Statement of Cash Flows

Cash assets decreased by $8.1 million during the financial year, principally due to a reduction in cash flows from operating activities.

Cash Flows from Operating Activities

Cash flows from operating activities provided $378.4 million in 2002/2003, which was $36.3 million lower than that achieved in the previous financial year. The main features of this cash inflow were:

- a decrease of $39.8 million in net cash receipts in the course of operations, which was partially offset by a decrease of $2.7 million in payments to suppliers, service providers and employees and $22.9 million in the payment of state government taxes and levies and GST.
- net payments of interest decreased by $1.2 million due to the reduction in debt levels during 2002/2003.
- income tax payments, which rose by $23.2 million, primarily due to commencement of Star City paying tax after utilising tax losses during 2001/2002.

Cash Flows from Investing Activities

Cash flows used in investing activities declined by $4.9 million to $30.5 million. The main features of this reduction were:

- a repayment increase of $10.1 million in employee and executive loans.
- an $8.2 million increase in proceeds from the sale of property, plant and equipment, primarily the sale of the Goodman Fielder site at Star City.

Offset by:

- an $11.2 million increase in payments for property, plant and equipment.
- $2.2 million in Jupiters Limited merger costs.

Cash Flows from Financing Activities

The cash outflow of $356.0 million for financing activities in 2002/2003 was lower than the cash outflow of $376.1 million in the previous financial year. This resulted from:

- a $22.3 million increase in share issue proceeds.
- a reduction in the net repayment of borrowings to $11.0 million, down from $162.1 million in 2001/2002.

Offset by:

- a $26.9 million increase in dividend payments to $239.6 million in 2002/2003.
- a $126.5 million increase in share buy-back payments.

NOTE 1 Accounting policies

This concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report. It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

NOTE 2 Changes in accounting policies

The company has adopted the new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' which has resulted in a change in the accounting for dividend provisions. Previously, the company recognised a provision for dividend as a liability based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the financial year by $119.408 million. In accordance with the new standard, no provision for dividend has been recognised for the financial year ended 30 June 2003. The change in accounting policy has had no effect on basic and diluted EPS.

The company has adopted the revised Accounting Standard AASB 1028 'Employee Benefits' which has resulted in a change in the accounting for annual leave. In accordance with the requirements of the revised standard, the liability for annual leave is now calculated using the remuneration rates the company expects to pay, including related on-costs when the liability is expected to be settled. The effect of the revised policy at the beginning of the financial year has been to:

- increase provision for employee benefits by $0.436 million (company: $0.081 million);
- decrease opening retained profits by $0.305 million (company: $0.057 million); and
- increase future income tax benefits by $0.131 million (company: $0.024 million).

	Consolidated	
	2003 $'000	2002 $'000
NOTE 3 Operating revenues		
Profit from ordinary activities has been determined after crediting the following revenues:		
Total operating revenues	1,900,681	1,933,052
Other revenues	36,447	34,607
Total revenues from ordinary activities	1,937,128	1,967,659
NOTE 4 Dividends		
Dividends recognised in the current year by the economic entity are:		
(a) an interim dividend of 33.0 cents per share, franked to 100% with Class C (30%) franking credits, was paid on 2 April 2003 (2002: 31.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 28 March 2002)	120,634	115,707
(b) 2002 final dividend recognised when declared during the year of 32.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on on 27 September 2002	118,994	–
(c) (2002: a final dividend of 32.0 cents per share, franked to 100% with Class C (30%) franking credits was provided for and payable 27 September 2002)	–	119,408
(d) (2002: a final dividend for 30 June 2001 of 26.0 cents per share applicable to shares issued on 30 August 2001 and 7 September 2001, franked to 100% with Class C (30%) franking credits was paid on 28 September 2001)	–	224
	239,628	235,339
Since the end of the financial year, the directors declared the following dividend:		
Final – 34.0 cents per share, franked to 100% with Class C (30%) franking credits	124,289	–

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2003 and will be recognised in subsequent financial reports.

	Consolidated 2003 $'000	Consolidated 2002 $'000

NOTE 5 Earnings per share

Reconciliation of earnings used in calculating earnings per share:

	2003 $'000	2002 $'000
Basic earnings		
Profit from ordinary activities after related income tax expense	252,624	260,959
Earnings used in calculating basic earnings per share	252,624	260,959
Add goodwill amortisation	17,955	17,952
Earnings used in calculating basic earnings per share (pre amortisation of goodwill)	270,579	278,911
Diluted earnings		
Profit from ordinary activities after related income tax expense	252,624	260,959
Add after-tax effect of interest on potential ordinary shares	519	–
Earnings used in calculating diluted earnings per share	253,143	260,959
Add goodwill amortisation	17,955	17,952
Earnings used in calculating diluted earnings per share (pre amortisation of goodwill)	271,098	278,911

	Consolidated 2003 Number	Consolidated 2002 Number
Weighted average number of shares used as the denominator:		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	367,957,969	373,051,931
Add potential ordinary shares, being options granted on 7 October 2002 (2002: 1 July 1999)	1,828,767	3,000,000
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	369,786,736	376,051,931

NOTE 6 Retained profits

	Consolidated 2003 $'000	Consolidated 2002 $'000
Retained profits at the beginning of the financial year	50,011	24,391
Adjustment arising from adoption of new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	119,408	–
Adjustment arising from adoption of revised Accounting Standard AASB 1028 'Employee Benefits'	(305)	–
Dividend paid	(239,628)	(115,931)
Net profit attributable to members of the parent entity	252,624	260,959
Dividends provided	–	(119,408)
Retained profits at the end of the financial year	182,110	50,011
Retained profits are expected to be utilised as follows:		
– Proposed dividend declared	124,289	–
– Retained	57,821	50,011
	182,110	50,011

NOTE 7 Segment information

The consolidated entity's primary format of segment reporting is on a business segment basis.
The consolidated entity has three main business segments:

- Wagering Totalizator and fixed odds betting on thoroughbred, harness, greyhounds and sporting and other events.
- Gaming Gaming machine operations in licensed clubs and hotels.
- Star City Star City Casino operations, including a hotel, apartment complex, theatres, restaurants and bars.

The consolidated entity's business segments are located in, and provide services to one geographical segment, Australia.

	Segment						
	Wagering	Gaming	Star City	Total	Unallocated	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2003 Consolidated							
Total operating revenues – external	421,302	848,137	631,242	1,900,681			1,900,681
Other revenues from ordinary activities – external	12,747	2,145	16,831	31,723	4,724		36,447
Intersegment revenue				–		–	–
Revenues from ordinary activities	434,049	850,282	648,073	1,932,404	4,724	–	1,937,128
Segment result (pre amortisation of goodwill)	67,042	208,175	174,914	450,131			450,131
Segment result	**66,935**	**208,175**	**157,066**	**432,176**	**–**	**–**	**432,176**
Unallocated interest revenue					4,173		4,173
Unallocated other revenue					551		551
Unallocated interest expense					(52,629)		(52,629)
Unallocated expenses					(11,990)		(11,990)
Result from ordinary activities before income tax expense	66,935	208,175	157,066	432,176	(59,895)	–	372,281
Income tax expense							(119,657)
Net profit attributable to members of the parent entity							252,624
Depreciation and amortisation	11,637	26,574	66,820	105,031			
Non cash expenses other than depreciation and amortisation	41,262	18,003	74,861	134,126			
Segment assets	262,202	551,303	1,537,667	2,351,172	62,814	(14,485)	2,399,501
Segment liabilities	65,498	21,112	120,221	206,831	887,279	(14,485)	1,079,625
Acquisition of non-current assets	22,984	17,529	15,396	55,909	162	–	56,071

	Wagering	Gaming	Star City	Segment Total	Unallocated	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2002 Consolidated							
Total operating revenues - external	403,610	917,569	611,873	1,933,052			1,933,052
Other revenues from ordinary activities - external	19,763	4,901	5,383	30,047	4,560		34,607
Intersegment revenue			22	22		(22)	–
Revenues from ordinary activities	423,373	922,470	617,278	1,963,121	4,560	(22)	1,967,659
Segment result (pre amortisation of goodwill)	66,788	236,278	160,049	463,115			463,115
Segment result	**66,689**	**236,278**	**142,196**	**445,163**	**–**	**–**	**445,163**
Unallocated interest revenue					4,103		4,103
Unallocated other revenue					457		457
Unallocated interest expense					(56,009)		(56,009)
Unallocated expenses					(10,319)		(10,319)
Result from ordinary activities before income tax expense	66,689	236,278	142,196	445,163	(61,768)	–	383,395
Income tax expense							(122,436)
Net profit attributable to members of the parent entity							260,959
Depreciation and amortisation	10,591	25,534	72,006	108,131			
Non cash expenses other than depreciation and amortisation	39,254	14,717	53,271	107,242			
Segment assets	211,902	624,919	1,529,246	2,366,067	52,659	(5,048)	2,413,678
Segment liabilities	63,744	21,589	52,264	137,597	1,004,752	(5,048)	1,137,301
Acquisition of non-current assets	19,403	17,087	10,227	46,717	–	–	46,717

For comparison with previous years' disclosure in which segment's profit before interest and tax (PBIT) had been stated on a full income and expense allocation basis excluding goodwill amortisation, the following segment result is disclosed:

	Wagering	Gaming	Star City	Segment Total	Goodwill Amortisation	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
2003 Consolidated						
Segment result	62,331	202,896	173,465	438,692	(17,955)	420,737
2002 Consolidated						
Segment result	63,946	230,835	158,472	453,253	(17,952)	435,301

NOTE 8 Contingent liabilities and contingent assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed.

The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities

(a) Parent entity
The parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and all the controlled entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in the event any of these companies are wound-up.

(b) Charges
(i) CCA
Certain controlled entities have provided the NSW Casino Control Authority (CCA) with a fixed and floating charge over all of the assets and undertakings of each company to secure payment of all monies and the performance of all obligations which they have to the CCA. The charge has a value of $1.5 billion and ranks second behind the Commonwealth Bank of Australia charge under its facility agreement. Please refer to Note 39(b)(I) of the annual financial statements for further disclosure.

(ii) Other
The controlled entity which is a participant in the joint venture has entered into a deed of cross charge with its joint venture partner to cover the non payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(c) Guarantee and indemnity
Certain controlled entities have entered into a guarantee and indemnity agreement in favour of the CCA whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given. Please refer to Note 39(b)(I) of the annual financial statements for further disclosure.

(d) Legal challenges
There are outstanding legal actions between controlled entities and third parties as at 30 June 2003. The economic entity has notified its insurance carrier of all litigation, and believes that any damages (other than exemplary damages) that may be awarded against the economic entity, in addition to its costs incurred in connection with the action, will be covered by its insurance policies where such policies are in place. However, given the nature of insurance, no assurance can be given that any such claims are not likely to have a material adverse effect on the economic entity. In the case of possible actions which, due to the demise of an underwriter do not have insurance cover, the economic entity considers that, on the balance of probability, no material losses will arise. This position will be monitored and in the event that a loss becomes probable, an appropriate provision will be made.

(e) Banking facilities
A controlled entity has provided a bank guarantee to WorkCover NSW for the amount of $11.766 million (2002: $5.500 million) which is required under the entity's self-insurance licence.

(f) Tax audit
A controlled entity has been audited by the Australian Taxation Office (ATO). The ATO has identified an issue which relates to the deductibility of rent of $120 million prepaid in December 1994 in relation to the Star City Casino site. The primary tax in dispute in relation to deductions claimed to date is approximately $33 million. Under current Australian Accounting Standards, the current profit impact of the primary tax in dispute would be approximately $13 million, the balance having a statement of financial position impact only. On the basis of external advice and its assessment of the issue, TABCORP believes that the position taken in the income tax returns which have been lodged is correct.

(g) Undertakings – insurance deductible
Under the Casino Taxes Agreement, Star City is required to take out insurance in the name of the Casino Control Authority in respect of anticipated Weekly Duty and Community Benefit Levy arising out of partial or total loss or destruction of the premises. The Agreement allows for a $1 million deductible for each and every loss. Since the events of 11 September 2001, Star City has only managed to secure a 14-day loss deductible. Subsequent to 30 June 2003, TABCORP Holdings Limited has provided the CCA with a Deed of Undertaking to fund the shortfall of the difference between the current 14-day deductible and the $1 million required under the Casino Taxes Agreement. The directors believe this undertaking would not exceed $3–4 million for any one loss and believe such an event is remote.

(h) Jupiters Limited merger break costs
Under the terms of the Merger Implementation Agreement with Jupiters Limited, the economic entity may be liable to pay to Jupiters Limited break costs of $7.5 million as compensation if the merger does not proceed in certain circumstances. The economic entity considers such circumstances to be remote. Refer Note 8(k).

(i) Interest rate option agreements
During the year a controlled entity entered into options to enter into forward interest rate swap agreements. These instruments were entered into to provide the economic entity with the certainty that the interest rate applicable to a portion of the future debt associated with the proposed merger of Jupiters Limited will be able to be fixed within a known range of interest rates. The interest rate options expire in December 2003.

Under the interest rate option agreements, should the merger with Jupiters Limited not proceed, the agreements to enter into forward interest rate swaps may not be required. To the extent that the agreements are not entered into, the economic entity may be required to pay costs associated with closing out these agreements. Any amounts required to be paid will depend on the level of forward swap interest rates at that date.

NOTE 8 Contingent liabilities and contingent assets (continued)

Contingent assets

(j) Sale of land

During the year, a controlled entity disposed of land owned at 50 Union Street, Pyrmont. Proceeds of $12.3 million were received in February 2003. Part of the sale agreement includes an additional amount which is dependent upon the purchaser being able to seek an approved Development Application (DA) from Planning NSW to develop to a specified net lettable rent area. The additional payment cannot be reliably measured and no such approval has been received to date.

(k) Jupiters Limited merger break costs

Under the terms of the Merger Implementation Agreement with Jupiters Limited, Jupiters Limited may be liable to pay to the economic entity break costs of $12.2 million as compensation if the merger does not proceed in certain circumstances. The economic entity considers such circumstances to be remote. Refer Note 8(h).

NOTE 9 Events subsequent to reporting date

(a) Showboat Leighton Partnership

Following the purchase of the remaining 15% of Sydney Casino Management (SCM) on 30 June 2003 from Leighton Property Development Pty Limited, the Showboat Leighton Partnership will be dissolved, subject to the approval of the New South Wales Department of Gaming and Racing. Under the Sale Agreement, once this approval has been granted, the rights of SCM under the Casino Management Agreement will be novated across to a controlled entity, Showboat Australia Pty Limited.

(b) Deed of Undertaking to Casino Control Authority

Subsequent to 30 June 2003, TABCORP Holdings has provided a Deed of Undertaking as denoted in Note 8(g).

(c) Dividends

Since 30 June 2003, the directors have declared a dividend of 34 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $124,289 million (refer Note 4).

DIRECTORS' DECLARATION

In the opinion of the directors of TABCORP Holdings Limited the accompanying concise financial report of the consolidated entity, comprising TABCORP Holdings Limited and its controlled entities for the year ended 30 June 2003:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

Made in accordance with a resolution of directors.

M.B. Robinson AO
Chairman

Melbourne, 13 August 2003

INDEPENDENT AUDIT REPORT TO MEMBERS OF TABCORP HOLDINGS LIMITED

Scope

The concise financial report and directors' responsibility
The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for TABCORP Holdings Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during the year.

The directors of the company are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 'Concise Financial Reports', in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit Approach
We conducted an independent audit on the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 'Concise Financial Reports'.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the year ended 30 June 2003. Our audit report on the full financial report was signed on 13 August 2003, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

Audit opinion
In our opinion, the concise financial report of TABCORP Holdings Limited complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

Ernst & Young

Ernst & Young

Mary B Waldron

Mary B Waldron
Partner

Melbourne, 13 August 2003

	2003	2002	2001	2000	1999
	$'000	$'000	$'000	$'000	$'000
Wagering, Gaming & Star City revenue	1,900,681	1,933,052	1,812,959	1,595,831	1,066,165
EBITDA	525,946	543,824	478,464	421,287	254,748
PBIT	420,737	435,301	365,067	326,219	220,135
Profit after income tax	252,624	260,959	187,682	174,780	143,341
Profit after income tax (pre goodwill)	270,579	278,911	205,775	187,476	143,341
Dividend	244,923	235,339	189,901	174,639	130,884
Cash and deposits	118,789	126,843	123,534	91,019	84,816
Other current assets	39,591	35,574	29,880	30,459	9,958
Licences/Management Agreement Rights	1,081,845	1,033,734	1,038,529	1,043,332	597,472
Goodwill	292,902	311,052	329,846	346,094	–
Other non-current assets	866,374	906,475	980,186	1,060,303	199,396
Total assets	2,399,501	2,413,678	2,501,975	2,571,207	891,642
Current interest-bearing liabilities	450,898	144,000	229,052	196,871	38,000
Other current liabilities	238,196	291,283	252,123	287,267	211,412
Non current interest-bearing liabilities	315,000	632,898	710,000	780,154	–
Other non-current liabilities	75,531	69,120	67,590	68,851	15,027
Total liabilities	1,079,625	1,137,301	1,258,765	1,333,143	264,439
Shareholders' funds	1,319,876	1,276,377	1,243,210	1,238,064	627,203
Capital expenditure	56,436	47,230	46,672	67,715	97,101

	cents	cents	cents	cents	cents
Earnings per share – pre goodwill	73.5	74.8	55.3	53.7	47.1
Earnings per share – post goodwill	68.7	70.0	50.4	50.1	47.1
Dividend per share	67.0	63.0	51.0	47.0	43.0
Operating cash flow per share	90.7	100.0	65.7	60.5	39.1
Return on shareholders' funds (post goodwill)	18.8%	19.0%	14.1%	15.6%	18.8%
Net assets per share	$3.61	$3.42	$3.34	$3.33	$2.06

Operating revenue	$'000	$'000	$'000	$'000	$'000
Wagering	421,302	403,610	380,339	363,107	352,967
Gaming	848,137	917,569	846,349	794,348	713,198
Star City	631,242	611,873	586,271	438,376	–
Total	1,900,681	1,933,052	1,812,959	1,595,831	1,066,165

EBITDA - Earnings before interest, tax, depreciation and amortisation
PBIT - Profit before interest and tax

Share capital

TABCORP has on issue 365,556,521 fully paid ordinary shares.

The company conducted an on market share buy-back between 10 May 2002 and 17 December 2002, for which a total of 11,278,081 shares were bought back and subsequently cancelled for a total consideration of $128,729,792.87 (excluding brokerage calculated at 0.1%). The buy-back was undertaken as part of TABCORP's policy to maximise returns to shareholders and formed part of the company's efficient capital management strategy. There is not currently any share buy-back in respect of the company's shares.

Substantial shareholders

The following substantial shareholder notices have been lodged in accordance with section 671B of the Corporations Act 2001:

Name	Date of interest	Number of ordinary shares[1]	% of issued capital[2]
Maple-Brown Abbott Limited	31 July 2003	30,308,972	8.29
Perpetual Trustees Australia Limited	5 December 2002	30,073,434	8.16
UBS Nominees Pty Ltd	16 June 2003	22,513,668	6.16

[1] as disclosed in last notice lodged.
[2] the percentage set out in the notice is calculated on the total issued share capital of the company at the date of change in interest.

Distribution of shareholdings

Number of shares held	Number of holders	% of holders	Number of ordinary shares	% of issued capital
1 – 1,000	49,753	62.91	30,842,336	8.44
1,001 – 5,000	25,919	32.77	60,204,584	16.47
5,001 – 10,000	2,302	2.91	17,397,417	4.76
10,001 – 100,000	990	1.25	23,729,305	6.49
100,001 and over	119	0.15	233,382,879	63.84
Total	*79,083*	*100.00*	*365,556,521*	*100.00*

Voting rights

All shares issued by TABCORP Holdings Limited carry one vote per share. Part 4 of the Gaming and Betting Act 1994 and Rules 134 to 142 of the company's Constitution contain certain restrictions in relation to shareholding interests. Failure to comply with certain provisions of the Gaming and Betting Act or the Constitution can result in suspension of voting rights.

Twenty largest shareholders*

Name	Number of ordinary shares	% of issued capital
J P Morgan Nominees Australia Limited	39,796,277	10.89
National Nominees Limited	39,348,227	10.76
Westpac Custodian Nominees Ltd	38,697,326	10.59
RBC Global Services Australia Nominees Pty Limited	37,703,080	10.31
Citicorp Nominees Pty Limited	10,145,553	2.78
Commonwealth Custodial Services Limited	8,050,048	2.20
Queensland Investment Corporation	7,220,987	1.98
ANZ Nominees Limited	5,367,929	1.47
Cogent Nominees Pty Limited	5,131,953	1.40
HSBC Custody Nominees (Australia) Limited	4,769,851	1.30
AMP Life Limited	3,844,478	1.05
IOOF Investment Management Ltd	1,733,254	0.47
Invia Custodian Pty Limited	1,683,315	0.46
NRMA Nominees Pty Limited	1,656,162	0.45
UBS Warburg Private Clients	1,605,140	0.44
Merrill Lynch (Australia) Nominees Pty Ltd	1,395,401	0.38
Australian United Investment Co Limited	1,190,000	0.33
Perpetual Trustee Co Ltd (Hunter)	1,059,844	0.29
PSS Board	1,048,470	0.29
Government Superannuation Office	1,036,170	0.28
Total of top twenty shareholders	212,483,465	58.13

* On a grouped basis

Marketable Parcel

There were 114 shareholders holding less than a marketable parcel ($500) based on a market price of $11.40 at the close of trading on 21 August 2003.

Shareholding Restrictions

On 19 June 2002, Royal Assent was given to the Gaming Legislation (Amendment) Act, enabling TABCORP's individual shareholder restriction to be increased from 5% to 10%, and removing the previous 40% foreign ownership restriction.

SHAREHOLDER ENQUIRIES

Investors seeking information about their shareholding should contact the company's Share Registry. Shareholders should have their Shareholder Reference Number (SRN) available to assist in responding to their enquiries.

TABCORP's Share Registry
ASX Perpetual Registrars Limited
GPO Box 1736P, Melbourne Vic 3001
Telephone: 03 9615 9999
Toll Free: 1300 665 661
Facsimile: 03 9615 9900
Facsimile: 03 9615 9744 (proxy forms only)
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

SHARE REGISTRY ON-LINE AT www.asxperpetual.com.au

The Share Registry's website allows shareholders to check their current and previous holding balances. Shareholders can also check and update their annual report election and Tax File Number (TFN) or Australian Business Number (ABN). There are also a number of forms that can be downloaded to advise a change of address or change of direct credit details for dividend payments.

GENERAL ENQUIRIES ABOUT TABCORP

If you would like more information about the company, you are invited to contact:

TABCORP's Shareholder Relations Manager
Telephone: 03 9868 2779
Facsimile: 03 9868 2726
Email: investor@tabcorp.com.au
Website: **www.tabcorp.com.au**

TABCORP ON THE WEB AT www.tabcorp.com.au

Investor information is available on TABCORP's website. This website includes key Australian Stock Exchange announcements, Annual and Half-Yearly Reports and general company information.

STOCK EXCHANGE LISTING

The company's shares are listed on the Australian Stock Exchange under the code 'TAH'. Trading information is published in daily newspapers.

AMERICAN DEPOSITARY RECEIPTS

The company's shares are traded in sponsored American Depositary Receipts (ADR) form in the United States of America. ADR holders receive all information sent to shareholders and receive their dividends in US dollars. Each ADR represents 10 TABCORP ordinary shares. Enquiries about ADRs should be made to:

Anita Sung
Assistant Vice President
The Bank of New York – ADR Division
101 Barclay Street, New York 10286 USA
Telephone: +212 815 8161
Telephone: 1 888 BNY ADRs (shareholder relations, US residents)
Telephone: +1 610 312 5315 (shareholder relations, non US residents)
Facsimile: +212 571 3050
Website: www.adrbny.com

REMOVAL FROM THE ANNUAL REPORT MAILING LIST

Shareholders who do not wish to receive the Annual Report or Half-Yearly Report should advise the company's Share Registry in writing. The last six Annual Reports are currently available from the company's website. This report and future reports will be made available on the website shortly after being mailed to shareholders.

CHANGE OF ADDRESS

Shareholders should advise the Share Registry immediately in writing as soon as there is a change to their address, or bank account details if required for dividend payment purposes. Broker sponsored shareholders should advise their sponsoring broker.

DIRECT CREDIT OF DIVIDENDS

Dividend payments may be credited into a nominated account with a financial institution in Australia. You should advise the Share Registry in writing of your details. Recent dividend payments are detailed in the Directors' Report.

DIVIDEND REINVESTMENT PLAN (DRP)

TABCORP's DRP has previously been inoperative, however a new DRP will commence operation for the next interim dividend.

TAX FILE NUMBER (TFN)/AUSTRALIAN BUSINESS NUMBER (ABN)

The company is obliged to deduct tax at the top marginal rate plus Medicare levy from any unfranked or partially franked dividends paid to Australian resident shareholders who have not supplied their TFN, ABN or exemption details. For those shareholders who have not provided this information and would like to do so, please contact the company's Share Registry.

CONSOLIDATION OF SHAREHOLDINGS

If you have received more than one Annual Report for the same shareholding, please contact the company's Share Registry to consolidate your details into a single shareholding.

PRIVACY

TABCORP respects the privacy of its stakeholders. TABCORP's Privacy Policy is available on our website at **www.tabcorp.com.au**

INVESTMENT WARNING

Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise. TABCORP strongly recommends investors seek independent professional advice before making investment decisions.

KEY DATES

2003	**Date**
Annual General Meeting (at Star City, Sydney)	30 October
2004*	
Half-year results announcement	19 February
Ex-dividend for interim dividend	25 February
Record date for interim dividend	2 March
Interim dividend payment	6 April
End of financial year	30 June
Full-year results announcement	12 August
Ex-dividend for final dividend	18 August
Record date for final dividend	24 August
Final dividend payment	30 September
Annual General Meeting	28 October

* These dates may change. See the company's website for updates.

DISCLOSING INFORMATION

TABCORP immediately informs the Australian Stock Exchange of anything that may affect the company's share price.

WEBSITE

The company's website quickly and conveniently keeps shareholders informed about TABCORP's activities and its performance. The Annual and Half Yearly reports to shareholders, interim and preliminary results, webcasts of results and AGM presentations, major news releases and other company statements are available on the website. There is also a link to the on-line share registry facility that enables shareholders to conduct standard enquiries and transactions.


TABCORP
www.tabcorp.com.au
About TABCORP
Responsible Gambling
Publications
Investor Relations
Dividends
Financial Summary
Share Price
Share Registry
Key Dates
FAQs
Profile of Shareholders
Contacts
Community Involvement
Career Opportunities
Website Information
Share Registry
On-line Share Registry
Click here to access the on-line share registry facility.
Shareholders can use the on-line share registry facility to conduct standard shareholding enquiries and transactions, including:
• Shareholding balances
• Annual report elections
• Dividend instructions and elect to receive payments by direct credit
• Tax File Number / Australian Business Number notification
• Change of registered address
• Name correction request
If you are unsure about anything regarding your shareholding please contact the share registry.
Help us save paper and costs
Shareholders are encouraged to use the on-line share registry facility to quickly and accurately update their details and reduce the impact on the environment and cost associated with printing and sending annual reports, dividend cheques and other materials by mail.
Annual Report
Shareholders can elect not to receive a printed copy of the company's annual report and half yearly report. The annual report and all major company announcements are available on this website. All shareholders will continue to receive notice of meetings, proxy forms and other correspondence. Make your selection using the on-line share registry facility.

MAJOR ANNOUNCEMENTS

All major company announcements can be found on the company's website at **www.tabcorp.com.au** following their release to the Australian Stock Exchange. The major company announcements since the previous annual report are;

2003	**Subject**
13 August	Full Year Results – net profit after tax (excluding non-recurring items) up 1.5% to $263.1 million
30 June	TABCORP acquires Leighton's 15% interest in Star City Management Agreement
12 June	Jupiters and TABCORP finalise merger terms
11 June	Appointment of Mr Mohan Jesudason as Executive General Manager – Gaming
6 June	Response to newspaper article in relation to possible extension of TABCORP'S Victorian licences
15 May	Smoking bans will impact full year profits
15 May	Merger of Jupiters and TABCORP progress update
5 March	Merger of Jupiters and TABCORP
19 February	Half Year Results – net profit after tax (excluding non-recurring items) up 4.7% to $134.1 million
5 February	TABCORP denies share placement rumour
10 January	Merger discussions with Jupiters

2002	
4 December	TABCORP'S revenue growth impacted by smoking bans
2 December	David Elmslie to replace Mr Simpson as Chief Finance Officer
21 November	TABCORP responds to Australian Labor Party gambling policy
11 November	Victorians bet in record numbers on Melbourne Cup Carnival

COMPANY DIRECTORY

Directors
M.B. Robinson AO (Chairman)
M.J. Slatter (Managing Director & Chief Executive Officer)
A.G. Hodgson (Deputy Chairman)
P.G. Satre
P.H. Wade
R.F.E. Warburton
W.V. Wilson

Company Secretary
P.H. Caillard

Registered Office
TABCORP Holdings Limited
5 Bowen Crescent
Melbourne Vic 3004
Australia
Telephone: 03 9868 2100
Facsimile: 03 9868 2300
Email: investor@tabcorp.com.au

Website
www.tabcorp.com.au

Share Registry
ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne VIC 3000
Australia
Toll Free: 1300 665 661
Telephone: 03 9615 9780
Website: www.asxperpetual.com.au

Independent Auditors
Ernst & Young – External auditors
KPMG – Internal auditors

Stock Exchange Listing
TABCORP Holdings Limited shares are quoted on the Australian Stock Exchange under the code 'TAH'.
The company's shares are traded in sponsored American Depositary Receipt (ADR) form in the United States of America.



AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP

TABCORP CONDUCTS WAGERING, GAMING AND HOSPITALITY ACTIVITIES IN EASTERN AUSTRALIA UNDER THE TAB (IN VICTORIA), TABARET, STAR CITY, TAB SPORTSBET, FOOTYTAB AND TRACKSIDE BRANDS. THE COMPANY EMPLOYS [illegible] PEOPLE AND TRADES ON THE ASX UNDER THE SYMBOL TAH.

TAB footytab tab sportsbet TRACKSIDE

Club KENO Star City TABARET

TABCORP

TABCORP

TABCORP HOLDINGS LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

ABN 063 780 709

Contents

DIRECTORS' REPORT

The Board of Directors of TABCORP Holdings Limited has pleasure in submitting the statement of financial position of the company and the economic entity in respect of the financial year ended 30 June 2003, and the related statement of financial performance and statement of cash flows for the year then ended.

BOARD OF DIRECTORS

The names and details of the directors in office at the date of this report are set out below.

M.B. Robinson AO

Chairman and non-executive director since June 1994

Michael Robinson is a Partner of the law firm, Allens Arthur Robinson. He was the Senior Partner of Arthur Robinson & Hedderwicks 1996–2001 and was its Managing Partner 1980–1988. Mr Robinson is Chairman of the Bionic Ear Institute, a Trustee of the Epworth Medical Foundation and a director of the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the TABCORP Nomination Committee and is a member of the TABCORP Audit, Remuneration and Compliance Committees.

M.J. Slatter

Managing Director and Chief Executive Officer since October 2002

Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Finance Officer and director of AXA Asia Pacific Holdings Limited since July 2000 and has over 20 years experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and The National Bank of New Zealand.

A.G. Hodgson

Deputy Chairman and non-executive director since June 1994

Tony Hodgson was the co-founder and was formerly Senior Partner of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of HSBC Asset Management (Australia) Limited and Chairman of the Advisory Board to the Victorian Rugby Union. Mr Hodgson is also a director of Coles Myer Ltd, HSBC Bank Australia Limited, Presidents Club Ltd and Collins Associates Ltd. Mr Hodgson is Chairman of the TABCORP Audit Committee and a member of the TABCORP Nomination Committee.

P.G. Satre

Non-executive director since June 2000

Phil Satre is Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies. Mr Satre is also a director of the Gaming Entertainment Research and Education Foundations and the American Gaming Association. He is a director of JDN Realty Company.

P.H. Wade

Non-executive director since June 1994

Peter Wade was Managing Director of North Broken Hill Peko Limited until his retirement in 1993. He is Chairman of CSL Limited. Mr Wade is Chairman of the TABCORP Remuneration Committee and the TABCORP Staff Superannuation Fund. He is also a member of the TABCORP Audit Committee.

R.F.E. Warburton

Non-executive director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited and the Board of Taxation. Mr Warburton is also a director of Southcorp Limited and Nufarm Limited. He is a member of the TABCORP Remuneration and Nomination Committees.

W.V. Wilson

Non-executive director since June 1994

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978. In 1980 Mr Wilson became the executive director responsible for all betting and lottery activity. He retired from the Club in January 1994. Mr Wilson is a Board member of the South Australian Forestry Corporation, and a Partner in the Ramada Pier Hotel at Glenelg in South Australia. He is Chairman of the TABCORP Compliance Committee.

CHANGES TO THE BOARD'S COMPOSITION

Mr M.J. Slatter commenced as Managing Director and Chief Executive Officer on 8 October 2002. Messrs I.R. Wilson, formerly Managing Director and Chief Executive Officer, and D.J. Simpson, formerly Finance Director, ceased as directors on 31 August 2002 and 21 February 2003 respectively. All other directors held their position as a director throughout the entire financial year and continue to hold that position.

DIRECTORS' INTERESTS

At the date of this report, the relevant interests of the directors in the shares, options or other instruments of the companies within the economic entity, as notified by the directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act 2001, are:

	TABCORP Holdings Limited	
Name	Ordinary Shares	Options
M.B. Robinson	45,000	–
M.J. Slatter	500,000[1]	2,500,000[2]
A.G. Hodgson	100,000	–
P.G. Satre	4,000	–
P.H. Wade	30,000	–
R.F.E. Warburton	12,500	–
W.V. Wilson	50,000	–

(1) Mr M.J. Slatter was provided with a loan to acquire 500,000 ordinary shares on the terms and conditions set out in the rules of the TABCORP Senior Executive Long Term Incentive Plan previously approved by shareholders.

(2) 2,500,000 options with an exercise price of $12.61 per share were issued to Mr M.J. Slatter (see Directors' and Officers' Remuneration section of this report).

DIRECTORS' MEETINGS

During the year the Company held 14 meetings of the Board of Directors. The attendances of the Directors at meetings of the Board and its Committees were:

	Board of Directors		Audit Committee		Compliance Committee		Remuneration Committee	
Name	Attended	Maximum possible	Attended	Maximum possible	Attended	Maximum possible	Attended	Maximum possible
M.B. Robinson	14	14	5	5	2	2	6	6
M.J. Slatter	11	11	–	–	–	–	–	–
A.G. Hodgson	13	14	5	5	–	–	–	–
P.G. Satre	13	14	–	–	–	–	–	–
P.H. Wade	13	14	4	5	–	–	6	6
R.F.E. Warburton	14	14	–	–	–	–	6	6
W.V. Wilson	13	14	–	–	2	2	–	–
D.J. Simpson	8	8	–	–	–	–	–	–
I.R. Wilson	2	2	1	1	–	–	1	1

In addition to the scheduled Board meetings, the Board meets as needs dictate.

The details of the functions and memberships of the Committees of the Board are presented in the Corporate Governance section of this Annual Report.

DIRECTORS' AND OFFICERS' REMUNERATION

Remuneration of directors and senior executives of the company is determined by the Remuneration Committee. Remuneration is determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. For executive directors and officers, remuneration packages generally comprise salary, a performance based bonus and superannuation. Executives are also provided with longer-term incentives through the Senior Executive Long Term Incentive Plan and the General Employee Share Plan, which act to align the executives' actions with the interests of the shareholders. Non-executive directors are not entitled to performance based bonuses.

At the 2002 Annual General Meeting, shareholders noted that Mr M.J. Slatter had been granted 2,500,000 options to acquire ordinary shares in TABCORP Holdings Limited with an exercise price of $12.61 per share. One million of these options expire no later than 7 October 2010 and will vest only if certain annual and cumulative benchmarks are achieved. The remaining options vested immediately and will expire on 7 October 2005.

During the financial year, Mr I.R. Wilson exercised 2,194,500 options to acquire fully paid ordinary shares in TABCORP Holdings Limited at an exercise price of $10.18.

Mr I.R. Wilson had 805,500 remaining options, which could only be exercised if the company achieved specified performance benchmarks for the period 1 July 1999 to 30 June 2003. As these benchmarks were not achieved, none of these options could be exercised and have now lapsed.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the company, other than through exercise of the options.

The remuneration provided to directors and the five most highly remunerated officers of the company and the economic entity is as follows:

	Emoluments[1]	Performance Based Bonus	Super-annuation	Retirement Benefits[2]	Benefits	FBT Payable	Options[3]	Loans[4]	Total (with Retirement Benefits)	Total[5]
	$	$	$	$	$	$	$	$	$	$
Directors										
M.B. Robinson	276,250		10,519	53,316					340,085	286,769
M.J. Slatter	778,682	175,000	76,125		1,331	1,253	1,615,043[6]	30,254	2,677,688	2,677,688
A.G. Hodgson	160,000		10,519	30,240					200,759	170,519
P.G. Satre	109,000			71,060					180,060	109,000
P.H. Wade	121,250		10,210	26,675					158,135	131,460
R.F.E. Warburton	106,250		9,563	89,100					204,913	115,813
W.V. Wilson	112,500		9,985	21,825					144,310	122,485
I.R. Wilson[7]	930,839	167,182			167,349	157,780	441,289[8]	119,051	1,983,490	1,983,490
D.J. Simpson[9]	261,794		76,692		26,945	27,555		18,332	411,318	411,318
Senior Executives – Economic Entity										
D. Banks	590,099	65,346	150,758		42,178	39,817		24,600		912,798
P.R. Broberg	379,879	27,925	92,525		34,733	35,422		19,269		589,753
D.E. Elmslie	461,802	25,053	107,583		34,660	35,362		31,388		695,848
M.J. Piggott	398,940	73,059	103,835		34,605	32,856		30,594		673,889
J.C. Read	302,012	24,300	80,516		35,342	33,527		12,203		487,900
Senior Executives – Company										
P.R. Broberg	379,879	27,925	92,525		34,733	35,422		19,269		589,753
P. H. Caillard	208,803	16,314	38,786		18,874	18,932		14,830		316,539
D.E. Elmslie	461,802	25,053	107,583		34,660	35,362		31,388		695,848
R.E. Preston	206,794	10,938	38,786		20,019	20,217		16,480		313,234
J.C. Read	302,012	24,300	80,516		35,342	33,527		12,203		487,900

(1) Salaries for executive directors and senior executives include accruals for annual and long service leave.
(2) Accrual for retirement benefits for non-executive directors approved by the company's shareholders on 10 November 1999.
(3) Each option entitled the holder to purchase one ordinary share in the company.
(4) Cost to company to provide low interest/interest free loan(s).
(5) Total excludes retirement benefits for non-executive directors.
(6) Mr M.J. Slatter was appointed on 8 October 2002. The estimated value ($1,615,043) disclosed above is calculated at the date of grant using the following methodologies. 1,500,000 options expire on 7 October 2005 and were granted in consideration of contractual entitlements Mr Slatter had with his previous employer. The estimated value ($1,394,893) is calculated using a Standard Binomial model. 1,000,000 options expire no later than 7 October 2010. The ability to exercise these options is conditional on the economic entity achieving certain performance hurdles. The estimated value ($220,150) is calculated using a Monte Carlo Simulation-based model.
(7) Mr I.R. Wilson retired on 31 August 2002. Emolument includes salary paid to retirement, payment on retirement and annual leave accrued to cessation.
(8) These options have lapsed subsequent to 30 June 2003 as the performance hurdles relating to them have not been met. Estimated value disclosed above is calculated at the date of grant using a Monte Carlo Simulation-based model.
(9) Mr D.J. Simpson retired on 21 February 2003.

SHARE OPTIONS

The only options on issue are the 2,500,000 options issued to Mr M.J. Slatter (see the Directors' and Officers' Remuneration section of this report above).

EMPLOYEE SHARE OWNERSHIP PLAN

During the financial year, 477,700 shares were issued to employees pursuant to the TABCORP General Employee Share Plan ('the Plan') previously approved by shareholders. Employees who acquire shares under the Plan are provided with an interest free loan to acquire the shares and are obliged to repay the loan by way of deduction from their after tax wage or salary in equal instalments over five years. The company's security for each of these loans is limited to the shares acquired with that particular loan under the Plan. The company also operates a separate Senior Executive Long Term Incentive Plan which is referred to in the Directors' and Officers' Remuneration section. During the financial year, 1,196,500 shares were issued to senior executives under this plan (including the 500,000 shares to Mr M.J. Slatter referred to above).

CORPORATE INFORMATION

TABCORP Holdings Limited is a company limited by shares that is incorporated and domiciled in Australia. The registered office of TABCORP Holdings Limited is 5 Bowen Crescent, Melbourne, Victoria 3004, Australia.

PRINCIPAL ACTIVITIES

The principal activities of the economic entity during the financial year comprised the provision of leisure and entertainment services (particularly in relation to gambling). The principal activities remain unchanged from the previous year.

RESULTS

Consolidated profit after income tax of the economic entity for the financial year was $252.6 million which was 3.2% below the previous financial year. The economic entity generated profit before interest, taxation and amortisation of goodwill of $438.7 million, which was 3.2% below the previous financial year. It generated operating revenue of $1,900.7 million, which was 1.7% below the operating revenue achieved in the previous financial year.

DIVIDENDS

The following dividends (including special dividends) have been paid, declared or recommended since the end of the preceding financial year by the parent entity:

	$'000
Final fully franked dividend for 2002 of 32.0 cents per share on ordinary shares as declared by the directors on 15 August 2002 and paid on 27 September 2002.	118,994
Interim fully franked dividend for 2003 of 33.0 cents per share on ordinary shares as declared by the directors on 19 February 2003 and paid on 2 April 2003.	120,634
Final fully franked dividend for 2003 of 34.0 cents per share on ordinary shares as declared by the directors on 13 August 2003 payable on 1 October 2003.	124,289

Further information regarding dividends may be found in Note 5 of the consolidated financial statements.

REVIEW OF OPERATIONS

The economic entity achieved profit after tax for the year of $252.6 million which was 3.2% behind last year. During the year, the economic entity's total operating revenue fell by 1.7% to $1,900.7 million. Basic earnings per share were 68.7 cents, down 1.9% on the previous corresponding period.

A final dividend of 34 cents per ordinary share has been declared. The dividend will be fully franked and payable on 1 October 2003 to shareholders registered on the books at 5 September 2003. This takes the full year dividend to 67 cents, an increase of 4 cents on the previous financial year.

WAGERING

The Wagering Division generated profit before interest, taxation and amortisation of goodwill of $67.0 million[1], which was 0.4 % above the previous financial year. The Wagering Division's total operating revenue increased by 4.4% to $421.3 million. This strong result was partly attributable to controlled operating expenses and another successful spring racing carnival.

GAMING

The Gaming Division achieved profit before interest, taxation and amortisation of goodwill of $208.2 million[1], which was 11.9% below the previous financial year. The Gaming Division's total operating revenue decreased by 7.6% to $848.1 million. These results were adversely affected by the introduction of smoking bans in Victorian gaming venues on 1 September 2002.

STAR CITY

Star City achieved a profit before interest, taxation and amortisation of goodwill of $174.9 million[1], which was 9.3% above the previous financial year. Star City's total operating revenue increased by 3.2% to $631.2 million.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 5 March 2003, the economic entity announced a proposal to merge with Jupiters Limited by way of schemes of arrangement under which the economic entity intends to acquire all of the securities in Jupiters Limited.

The merged group will operate approximately 18,000 gaming machines with four casinos and hotel complexes in Queensland and New South Wales, off-course wagering and sportsbetting operations in Victoria as well as keno operations across the east coast of Australia.

The merger is subject to approval by Jupiters Limited shareholders as well as certain regulatory authorities. It is currently anticipated that the merger will be implemented in mid-November 2003.

There were no significant changes in the state of affairs of the economic entity that occurred during the year other than as set out elsewhere in this Directors' Report.

SIGNIFICANT EVENTS AFTER REPORTING DATE

No matter or circumstance has arisen since the end of the financial year which is not otherwise dealt with in this report or in the consolidated financial statements, that has significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

The proposed merger with Jupiters Limited will, if implemented, constitute a significant change to the company's operations and is expected to be completed in mid-November 2003. Otherwise, the economic entity will continue with the strategies in the year under review.

The directors have excluded from this report any further information on the likely developments in the operations of the economic entity and the expected results of those operations in future financial years, as the directors have reasonable grounds to believe that to include such information will be likely to result in unreasonable prejudice to the economic entity.

INDEPENDENT AUDITORS

At the company's 2002 Annual General Meeting shareholders approved the appointment of Ernst & Young as external auditor, following the merger between Ernst & Young and Arthur Andersen. The company's internal auditors are KPMG. More information relating to the auditors can be found in the Corporate Governance statement of this Annual Report.

DIRECTORS' INTERESTS IN CONTRACTS

The directors of the economic entity, or their director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions are described in further detail in Note 38(d) of the economic entity's consolidated financial statements.

(1) Based on segment results as disclosed in Note 34 to the accounts which excludes unallocated corporate revenue of $0.6 million and expenses of $12.0 million.

ENVIRONMENTAL REGULATION AND PERFORMANCE

No environmental breaches have been notified to the economic entity by any government agency.

The consolidated entity's environmental obligations and waste discharge quotas are regulated under both state and federal law. The consolidated entity has a record of at least complying, but in most cases exceeding its environment performance obligations. An independent audit of Star City's compliance with environmental obligations was performed by KPMG, which did not identify any areas of material non-compliance.

Star City is a participant in the Federal Government's 'Greenhouse Challenge Program'. In October 2002, the New South Wales Minister for Energy awarded Star City with a 'Silver Green Globe Award' in recognition for initiatives including lighting changes, improvements in efficiency in operating the major mechanical plant and waste management. The energy savings achieved by Star City to win this award was over 9,000 tonnes of carbon dioxide (CO_2) annually.

With the NSW Government's Sustainable Energy Development Authority (SEDA), Star City is currently investigating opportunities for co-generation of energy and believes it is on target to achieve the 'Gold Green Globe Award'.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

TABCORP Holdings Limited has entered into a contract insuring each of the directors of the company named earlier in this report and each full-time executive officer, director and secretary of group entities, against all liabilities and expenses arising as a result of work performed in their respective capacities, to the extent permitted by law. In accordance with section 300(9) of the Corporations Act 2001 further details have not been disclosed due to confidentiality provisions in the insurance contracts.

ROUNDING OF AMOUNTS

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the financial statements and the Directors' Report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

CORPORATE GOVERNANCE

The directors of TABCORP Holdings Limited support and adhere to the principles of corporate governance, recognising the need for the highest standard of corporate behaviour and accountability. A review of the company's corporate governance practices was undertaken during the year. As a result new practices were adopted and existing practices optimised to reflect industry best practice. The Corporate Governance statement is contained in the Annual Report.

This report has been signed in accordance with a resolution of directors.

M.B. Robinson AO
Chairman

Melbourne
13 August 2003

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2003

		Consolidated		TABCORP Holdings	
	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Total operating revenues	2	1,900,681	1,933,052	23,078	22,654
Other revenues from ordinary activities	2	36,447	34,607	279,091	269,793
Revenues from ordinary activities	2	1,937,128	1,967,659	302,169	292,447
Government taxes and levies		(589,823)	(609,591)	–	–
Commissions and fees		(415,961)	(428,629)	(10,385)	(10,194)
Employee costs		(224,448)	(227,084)	(20,135)	(18,958)
Depreciation and amortisation		(105,209)	(108,522)	(1,971)	(1,899)
Property rentals, rates and maintenance		(32,155)	(23,024)	(2,896)	(2,799)
Computer costs		(6,518)	(6,902)	(855)	(800)
Advertising and promotions		(24,129)	(26,013)	(2,703)	(3,319)
Written down value of non-current assets sold		(13,364)	(4,788)	(226)	(209)
Insurance costs		(8,290)	(6,463)	(248)	(326)
Stock exchange expenses		(142)	(111)	(142)	(111)
Professional and contract services		(4,512)	(3,961)	(1,422)	(1,363)
Audit and review services		(572)	(527)	(263)	(248)
Borrowing costs		(52,629)	(56,009)	(7,934)	(5,144)
Other expenses from ordinary activities		(87,095)	(82,640)	(4,503)	(4,966)
Profit from ordinary activities before income tax expense		372,281	383,395	248,486	242,111
Income tax (expense)/benefit relating to ordinary activities	4	(119,657)	(122,436)	6	(890)
Net profit attributable to members of the parent entity		252,624	260,959	248,492	241,221
Decrease in retained profits on adoption of revised Accounting Standard AASB 1028 'Employee Benefits'	30	(305)	–	(57)	–
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		(305)	–	(57)	–
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		252,319	260,959	248,435	241,221
Basic earnings per share (cents per share)	6	68.7	70.0		
Diluted earnings per share (cents per share)	6	68.5	69.4		
Basic earnings per share (cents per share) (pre amortisation of goodwill)	6	73.5	74.8		
Diluted earnings per share (cents per share) (pre amortisation of goodwill)	6	73.3	74.2		

The accompanying notes form an integral part of this Statement of Financial Performance.

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2003

		Consolidated		TABCORP Holdings	
	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Current assets					
Cash assets	7	118,789	126,843	489	221
Receivables	8	9,762	9,505	143,048	278,726
Inventories	9	4,688	4,638	–	–
Other	10	25,141	21,431	3,210	3,861
Total current assets		158,380	162,417	146,747	282,808
Non-current assets					
Receivables	11	–	–	597,600	593,929
Other financial assets	12	–	–	3,290	3,241
Property, plant and equipment	13	759,212	802,313	3,915	4,710
Intangible assets – licences	14	831,201	833,905	597,304	597,424
Intangible assets – other	15	543,546	510,881	–	–
Deferred tax assets	16	33,968	21,916	3,078	2,986
Other	17	73,194	82,246	37,133	35,976
Total non-current assets		2,241,121	2,251,261	1,242,320	1,238,266
TOTAL ASSETS		2,399,501	2,413,678	1,389,067	1,521,074
Current liabilities					
Payables	18	167,831	115,735	201,495	142,285
Interest bearing liabilities	19	450,898	144,000	–	–
Current tax liabilities	21	34,899	28,252	–	–
Provisions	22	35,266	147,005	4,128	121,679
Other	23	200	291	–	–
Total current liabilities		689,094	435,283	205,623	263,964
Non-current liabilities					
Payables	24	–	2,122	28,522	23,644
Interest bearing liabilities	25	315,000	632,898	–	–
Deferred tax liabilities	26	58,176	56,888	305	461
Provisions	27	16,450	9,016	746	549
Other	28	905	1,094	–	–
Total non-current liabilities		390,531	702,018	29,573	24,654
TOTAL LIABILITIES		1,079,625	1,137,301	235,196	288,618
NET ASSETS		1,319,876	1,276,377	1,153,871	1,232,456
Equity					
Contributed equity	29	1,137,766	1,226,366	1,137,766	1,226,366
Retained profits	30	182,110	50,011	16,105	6,090
TOTAL EQUITY		1,319,876	1,276,377	1,153,871	1,232,456

The accompanying notes form an integral part of this Statement of Financial Position.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2003

		Consolidated		TABCORP Holdings	
	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Cash flows from operating activities					
Net cash receipts in the course of operations		1,935,489	1,975,264	54,389	51,540
Payments to suppliers, service providers and employees		(832,640)	(835,363)	(45,233)	(37,936)
Payment of Government levies, betting taxes and GST		(550,292)	(573,150)	(3,174)	(2,080)
Dividends received		–	–	226,634	199,518
Interest received		4,113	4,202	602	717
Borrowing costs paid		(56,548)	(57,730)	(1)	(1)
Income tax (paid)/received		(121,755)	(98,517)	(637)	370
Net operating cash flows	33(b)	378,367	414,706	232,580	212,128
Cash flows from investing activities					
Loans pursuant to employee share plan		12,688	6,039	12,688	6,039
Payment for property, plant and equipment		(58,002)	(46,817)	(1,559)	(2,867)
Proceeds from sale of property, plant and equipment		13,527	5,281	269	458
Payment of merger costs		(2,229)	–	–	–
Other	38(c)	3,546	153	3,302	153
Loans advanced to controlled entities		–	–	(14,030)	(6,500)
Loans repaid by controlled entities		–	–	31,497	166
Net investing cash flows		(30,470)	(35,344)	32,167	(2,551)
Cash flows from financing activities					
Loans from controlled entities		–	–	119,932	10,000
Repayment of loans from controlled entities		–	–	(39,460)	(9,425)
Proceeds from borrowings		314,000	280,000	–	–
Repayment of borrowings		(325,000)	(442,133)	–	–
Dividends paid		(239,628)	(212,725)	(239,628)	(212,725)
Proceeds from issue of shares		22,340	–	22,340	–
Payment for share buy-back	29(a)	(127,663)	(1,195)	(127,663)	(1,195)
Net financing cash flows		(355,951)	(376,053)	(264,479)	(213,345)
Net increase/(decrease) in cash held		(8,054)	3,309	268	(3,768)
Cash at the beginning of the financial year		126,843	123,534	221	3,989
Cash at the end of the financial year	33(a)	118,789	126,843	489	221

The accompanying notes form an integral part of this Statement of Cash Flows.

NOTE 1 Statement of significant accounting policies

The significant policies which have been adopted in the preparation of these financial statements are:

(a) Basis of Preparation
The financial statements have been drawn up as a general purpose financial report in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act 2001. The accounting policies used are consistent with those adopted in the previous year, except where there is a change in accounting policy as set out in Note 1(u). The financial statements have also been prepared on the basis of historical costs and do not take into account changing money values or, except where stated, current valuations of non-current assets. The accounting policies described below have been consistently applied by all entities in the economic entity.

(b) Principles of Consolidation
The consolidated financial statements of the economic entity include the financial statements of the parent entity, TABCORP Holdings Limited, and its controlled entities, referred to collectively throughout these financial statements as the 'economic entity'. Where an entity began to be controlled during the year, the results are included only from the date control commenced. The balances, and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

(c) Goodwill
Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, is amortised over the period of time during which benefits are expected to arise.

Goodwill is amortised on a straight line basis over 20 years.

The unamortised balance of goodwill is reviewed at least at each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payment to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

(d) Revenue Recognition

Revenue
Wagering and Gaming revenue is recognised as the residual value after deducting the statutory return to customers from the Wagering and Gaming turnover. Casino revenue is the net gaming win plus the retail sales of food, beverages, accommodation and other services.

Revenues from ordinary operations include revenue derived from monitoring operations which is recognised as earned.

Interest Income
Interest income is recognised as it accrues.

Asset Sales
The gross proceeds of asset sales are included as revenue of the entity. The profit and loss on disposal of assets is brought to account at the completion of the sale.

(e) Foreign Currency
Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date. Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial period in which the exchange rates change.

(f) Taxation
The economic entity follows the policy of tax effect accounting. The income tax expense in the statement of financial performance represents the tax on pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax liability, calculated at the tax rates expected to apply when the differences reverse. Future income tax benefits are not brought to account unless realisation of such benefit is assured beyond any reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain.

(g) Non-Current Assets
The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

(h) Financial Instruments
Trade accounts receivable generally settled within 60 days are carried at amounts due, and are non interest bearing.

A provision is raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off in the period in which they are identified. The carrying amounts approximate fair value.

Cash, short-term deposits and bank accepted bills are carried at cost. Interest revenue is recognised on an effective yield basis. The carrying amounts approximate fair value because of their short term to maturity.

NOTE 1 Statement of significant accounting policies (continued)

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30 days, and are non interest bearing. The carrying amounts approximate fair value.

Bank overdraft and loans are carried at cost. Borrowing costs, including interest, are expensed as incurred. The carrying amounts approximate fair value because of the short term to maturity of the amounts drawn.

Loans pursuant to the employee share plan are held at the outstanding value applicable to the loan at balance date. The carrying amounts approximate their fair value as the amounts are based on the economic entities' entitlement to all monies outstanding.

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

Refer to Note 41(c) for details of interest rate swap agreements and Note 41(d) for interest rate option agreements.

(i) Property, Plant and Equipment

Items of property, plant and equipment excluding freehold land are recorded at cost and depreciated by the straight line method to write off the original cost over the estimated useful lives. Assets are depreciated from the date of acquisition.

The depreciation rates used for each class of asset are within the following ranges:

Buildings	1.05% to 11.11%
Leasehold improvements	1.05% to 20.00%
	(2002: 1.05% to 25.00%)
Plant and equipment	5.26% to 33.33%
Consumables	20.00% to 33.33%

Freehold land is recorded at the lower of cost and recoverable amount and is not depreciated.

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised and rental payments are charged against profits in equal instalments over the accounting periods covered by the lease term. Provision is made for future operating lease payments in relation to surplus lease space.

(j) Licences

The wagering and gaming licence has not been amortised as the payment to be received by the parent entity under Section 21 of the Gaming and Betting Act 1994 at the end of the licence period is currently expected to be not less than the carrying value of the asset. The licence period expires in the year 2012. The casino licence is amortised over the life of the casino licence, being ninety-nine years from the date of issue, 14 December 1994. Other licences are amortised over the period of operation of the licences.

(k) Rights to Management Agreement

The rights to the Casino Complex Management Agreement in relation to the operation, management and supervision of the casino is being amortised over the life of the agreement, which coincides with the term of the casino licence.

(l) Rental Expenditure

The payment made for rental in advance for the casino site for 12 years has been deferred in the statement of financial position at the nominal amount and is being amortised over 12 years commencing from the date of issue of the casino licence, being 14 December 1994. The payment made for rental in advance in respect of a property (switching station) has been deferred in the statement of financial position at the nominal amount and is being amortised over ninety-five years commencing from the date of acquisition of the site, being 5 December 1997.

(m) Deferred Revenue

Deferred revenue comprises three elements, being an amount representing an initial lease incentive period at the commencement of a non-cancellable operating lease which is being reduced on an imputed interest basis over the lease term at the rate implicit in the lease, deferred revenue relating to exclusivity contracts which is being reduced over the period of the contracts, and third party contributions to a capital project which is being reduced over five years.

(n) Investments

Investments in controlled entities are carried in the parent entity's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

(o) Inventories

Inventories include consumable stores, food and beverages, finished goods and work in progress and are carried at the lower of cost and net realisable value. Costs are assigned on a weighted average basis.

(p) Employee Benefits

Wages, Salaries, and Annual Leave

Liabilities for employee benefits of salaries and wages expected to be settled within 12 months of the reporting date and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates the company expects to pay, including related on-costs when the liability is expected to be settled.

Long Service Leave

The liability for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date. Liabilities for employee entitlements which are not expected to be settled within 12 months are discounted using the interest rate applicable to Commonwealth Government bonds at balance date. In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates. Related on-costs have also been included in the liability.

Employee Share Plan

A TABCORP employee share plan has been established under which shares in TABCORP Holdings Limited and loans to acquire shares in the parent entity are made available to eligible employees (refer Note 31).

Superannuation

TABCORP Holdings Limited and its controlled entities contributed to a number of employee superannuation funds. Contributions are charged against income as incurred (refer Note 31).

Workers' Compensation

Star City Holdings Limited self-insures in relation to workers' compensation, and a provision has been brought to account (refer Note 22).

(q) Provisions

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Surplus Lease Space

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less. The estimate is calculated based on discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

(r) Joint Venture Operation

The economic entity's interest in an unincorporated joint venture operation is brought to account by including the following appropriate categories in the statement of financial position and statement of financial performance:

- the economic entity's interest in each of the individual assets employed and liabilities incurred in the joint venture operation; and
- the economic entity's share of product and expenses relating to the joint venture operation (refer Note 37).

(s) Rounding of Amounts

The company is of a kind referred to in class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that class order to the nearest thousand dollars.

(t) Comparative Information

Comparative information has been reclassified to achieve consistency in disclosure with current financial year and other disclosures, where necessary.

(u) Changes in Accounting Policy

The company has adopted the new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' which has resulted in a change in the accounting for dividend provisions. Previously, the company recognised a provision for dividend as a liability based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the financial year by $119.408 million. In accordance with the new standard, no provision for dividend has been recognised for the financial year ended 30 June 2003. The change in accounting policy has had no effect on basic and diluted earnings per share.

The company has adopted the revised Accounting Standard AASB 1028 'Employee Benefits' which has resulted in a change in the accounting for annual leave. In accordance with the requirements of the revised standard, the liability for annual leave is now calculated using the remuneration rates the company expects to pay, including related on-costs when the liability is expected to be settled. The effect of the revised policy at the beginning of the financial year has been to:

- increase provision for employee benefits by $0.436 million (company: $0.081 million);
- decrease opening retained profits by $0.305 million (company: $0.057 million); and
- increase future income tax benefits by $0.131 million (company: $0.024 million).

NOTE 2 Profit from ordinary activities

	Consolidated		TABCORP Holdings	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Profit from ordinary activities has been determined after crediting the following revenues:				
Total operating revenues	1,900,681	1,933,052	23,078	22,654
Other revenues:				
Interest received or due and receivable from:				
• wholly-owned group companies	–	–	–	6
• other than related parties	4,173	4,103	592	695
Dividends received or due and receivable from wholly-owned group companies	–	–	249,700	240,200
Gross proceeds from sale of non-current assets [a]	13,528	5,281	269	458
Rental from properties	1,889	2,556	50	45
Net foreign exchange gain	1,992	2,039	–	–
Other revenue items	14,865	20,628	28,480	28,389
Total other revenues	36,447	34,607	279,091	269,793
Total revenues from ordinary activities	1,937,128	1,967,659	302,169	292,447
[a] Net gain on disposal of property, plant and equipment	164	492	43	249
Profit from ordinary activities has been determined after charging the following expenses:				
Depreciation of:				
• buildings	5,752	5,709	–	–
• leasehold improvements	2,370	2,067	–	–
• plant and equipment	64,179	67,821	1,971	1,899
• consumables	74	185	–	–
Total depreciation	72,375	75,782	1,971	1,899
Amortisation of:				
• goodwill	17,955	17,952	–	–
• casino licence	2,584	2,584	–	–
• other licences	119	26	–	–
• rights to management agreement	2,185	2,185	–	–
• leased assets capitalised	–	2	–	–
• rental in advance	9,991	9,991	–	–
Total amortisation	32,834	32,740	–	–
Other charges against assets:				
• Net bad and doubtful debts expense	870	(915)	–	–
• Write-down of property, plant and equipment to recoverable amount	907	–	–	–
Operating lease rentals:				
• minimum lease payments	6,962	7,252	2,270	2,206
Borrowing costs:				
• wholly-owned group companies	–	–	7,933	5,143
• other parties	52,629	56,008	1	1
• finance charges on capitalised leases	–	1	–	–
Amounts set aside to provisions for:				
• employee entitlements	13,943	13,572	841	324
• inventory obsolescence	75	180	–	–
Total amount set aside to provisions	14,018	13,752	841	324

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000

NOTE 3 Auditors' Remuneration

Total remuneration received or due and receivable by the auditors of TABCORP Holdings Limited and its controlled entities in respect of:					
• audit and review services		572	527	263	248
• other services – accounting advice		58	20	–	–

NOTE 4 Income Tax

Income Tax Expense					
The difference between income tax expense/(benefit) provided in the financial statements and the prima facie income tax expense/(benefit) is reconciled as follows:					
Profit from ordinary activities before income tax expense		372,281	383,395	248,486	242,111
Prima facie tax thereon at 30%		111,684	115,018	74,546	72,633
Tax effect of permanent and other differences:					
• dividends received		–	–	(74,910)	(72,060)
• amortisation of goodwill		5,386	5,386	–	–
• amortisation of rights to management agreement		656	656	–	–
• amortisation of licences		811	783	–	–
• sundry items		1,164	744	356	222
• (over)/under provision in prior year		(44)	(151)	2	95
Aggregate income tax expense/(benefit)		119,657	122,436	(6)	890
Aggregate income tax expense/(benefit) comprises movements in:					
• provision for income tax – (increase)		(130,290)	(100,321)	(218)	(349)
• provision for deferred income tax – (increase)/decrease		(1,288)	(4,480)	156	49
• future income tax benefits – increase/(decrease)		11,921	(17,635)	68	(590)
Income tax (expense)/benefit		(119,657)	(122,436)	6	(890)

NOTE 5 Dividends

Dividends recognised in the current year by the economic entity are:					
(a) an interim dividend of 33.0 cents per share, franked to 100% with Class C (30%) franking credits, was paid on 2 April 2003 (2002: 31.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 28 March 2002)		120,634	115,707	120,634	115,707
(b) 2002 final dividend recognised when declared during the year of 32.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 27 September 2002		118,994	–	118,994	–
(c) (2002: a final dividend of 32.0 cents per share, franked to 100% with Class C (30%) franking credits was provided for and payable 27 September 2002)	22	–	119,408	–	119,408
(d) (2002: a final dividend for 30 June 2001 of 26.0 cents per share applicable to shares issued on 30 August 2001 and 7 September 2001, franked to 100% with Class C (30%) franking credits was paid on 28 September 2001)		–	224	–	224
	30	239,628	235,339	239,628	235,339

NOTE 5 Dividends (continued)

		Consolidated		TABCORP Holdings	
	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Since the end of the financial year, the directors declared the following dividend:					
Final – 34.0 cents per share, franked to 100% with Class C (30%) franking credits		124,289	–	124,289	–

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2003 and will be recognised in subsequent financial reports.

Franking Credits

Franking credits available at the 30% corporate tax rate after allowing for tax payable provided for in the financial statements, payment of dividends provided and receipt of dividends receivable as at balance date – calculated under the tax paid basis				5,177	125

NOTE 6 Earnings per share

	Consolidated	
	2003 $'000	2002 $'000
Reconciliation of earnings used in calculating earnings per share:		
Basic earnings		
Profit from ordinary activities after related income tax expense	252,624	260,959
Earnings used in calculating basic earnings per share	252,624	260,959
Add goodwill amortisation	17,955	17,952
Earnings used in calculating basic earnings per share (pre amortisation of goodwill)	270,579	278,911
Diluted earnings		
Profit from ordinary activities after related income tax expense	252,624	260,959
Add after-tax effect of interest on potential ordinary shares	519	–
Earnings used in calculating diluted earnings per share	253,143	260,959
Add goodwill amortisation	17,955	17,952
Earnings used in calculating diluted earnings per share (pre amortisation of goodwill)	271,098	278,911

	2003 Number	2002 Number
Weighted average number of shares used as the denominator:		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	367,957,969	373,051,931
Add potential ordinary shares, being options granted on 7 October 2002 (2002: 1 July 1999) (refer Note 31)	1,828,767	3,000,000
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	369,786,736	376,051,931

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000

NOTE 7 Cash assets

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Cash on hand and in banks		57,006	57,505	41	–
Short-term deposits, maturing within 30 days		50,624	69,338	448	221
Bank accepted bills, maturing within 30 days		11,159	–	–	–
	33(a)	118,789	126,843	489	221

NOTE 8 Receivables (current)

	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Trade debtors	8,307	11,105	–	–
Provision for doubtful debts	(4,926)	(4,340)	–	–
	3,381	6,765	–	–
Sundry debtors	6,138	2,557	681	132
Amounts receivable from controlled entities	–	–	142,360	278,577
Accrued interest income	243	183	7	17
	9,762	9,505	143,048	278,726

NOTE 9 Inventories (current)

	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Consumable stores at cost	5,233	5,143	–	–
Provision for obsolescence	(788)	(776)	–	–
	4,445	4,367	–	–
Finished goods and stores at net realisable value	243	271	–	–
	4,688	4,638	–	–

NOTE 10 Other assets (current)

	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Rental in advance	10,214	10,214	–	–
Prepayments	8,036	7,805	470	526
Loans pursuant to employee share plan [a]	2,740	3,335	2,740	3,335
Merger costs [b]	4,076	–	–	–
Other	75	77	–	–
	25,141	21,431	3,210	3,861

(a) Loans pursuant to employee share plan mature at either five years from the date of the loan or cessation of employment. Refer Note 31 for the terms of these loans.

(b) Merger costs relate to the proposed merger with Jupiters Limited. This amount has been recognised as an asset as the costs are incidental to the merger and will be included in the cost of the investment on the basis that the merger will proceed.

	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000

NOTE 11 Receivables (non-current)

	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000
Amounts receivable from controlled entities	–	–	597,600	593,929

NOTE 12 Other financial assets (non-current)

	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000
Shares in controlled entities – at cost	–	–	3,290	3,241

NOTE 13 Property, plant and equipment

	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000
Land and buildings				
Freehold land:				
• at cost	1,466	15,994	–	–
Freehold land and buildings:				
• at recoverable amount	2,050	–	–	–
Buildings:				
• at cost	478,383	475,808	–	–
• accumulated depreciation	(32,294)	(26,544)	–	–
	446,089	449,264	–	–
Total land and buildings, net	449,605	465,258	–	–
Capital works in progress:				
• at cost	755	755	–	–
Leasehold improvements:				
• at cost	26,376	23,333	–	–
• accumulated depreciation	(15,166)	(12,137)	–	–
Total leasehold improvements, net	11,210	11,196	–	–
Consumables:				
• at cost	9,813	9,789	–	–
• accumulated depreciation	(4,895)	(4,821)	–	–
Total consumables, net	4,918	4,968	–	–
Plant and equipment:				
• at cost	754,150	717,512	10,319	9,681
• accumulated depreciation	(461,426)	(397,376)	(6,404)	(4,971)
Total plant and equipment, net	292,724	320,136	3,915	4,710
	759,212	802,313	3,915	4,710

(a) Independent valuations of applicable freehold land and buildings were carried out as at 30 June 2001 and 31 December 2002 in accordance with the economic entity's policy of obtaining an independent valuation of land and buildings at least every three years. These valuations are on the basis of the open market value of the properties concerned in either their existing use or alternative use where the properties are identified as not long-term operational assets. The directors are of the opinion that these bases provide a reasonable estimate of recoverable amount.

	Valuation $'000	Carrying Value $'000
The amount of the valuation as at 30 June 2001 is – Consolidated:	460,127	447,555
The amount of the valuation as at 31 December 2002 is – Consolidated:	2,050	2,050

(b) Refer to Note 20 for information on non-current assets pledged as security by the parent entity or its controlled entities.

NOTE 13 Property, plant and equipment (continued)

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Freehold Land at Cost	Freehold Land and Buildings at Recoverable Amount	Buildings at Cost	Leasehold Improvements at Cost	Consumables at Cost	Capital Works in Progress at Cost	Plant and Equipment at Cost
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2003 – Consolidated							
Carrying amount at beginning of year	15,994	–	449,264	11,196	4,968	755	320,136
Additions	221	–	3,207	3,105	24	–	49,514
Reclassification	(2,328)	2,958	(630)	–	–	–	–
Disposals/write-down	(12,421)	(908)	–	(38)	–	–	(1,783)
Depreciation/amortisation expense	–	–	(5,752)	(3,053)	(74)	–	(75,143)
Carrying amount at end of year	1,466	2,050	446,089	11,210	4,918	755	292,724
2003 – TABCORP Holdings Limited							
Carrying amount at beginning of year	–	–	–	–	–	–	4,710
Additions	–	–	–	–	–	–	1,402
Disposals	–	–	–	–	–	–	(226)
Depreciation/Amortisation expense	–	–	–	–	–	–	(1,971)
Carrying amount at end of year	–	–	–	–	–	–	3,915

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000
NOTE 14 Intangible assets – licences					
Wagering and Gaming licence at cost	1(j)	597,240	597,240	597,240	597,240
Casino licence:					
• at cost	1(j)	256,000	256,000	–	–
• accumulated amortisation		(22,103)	(19,519)	–	–
		233,897	236,481	–	–
Other licences:					
• at cost	1(j)	280	280	280	280
• accumulated amortisation		(216)	(96)	(216)	(96)
		64	184	64	184
		831,201	833,905	597,304	597,424

		Consolidated		TABCORP Holdings	
	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000

NOTE 15 Intangible assets – other

Goodwill:					
• at cost		359,598	359,793	–	–
• accumulated amortisation		(66,696)	(48,741)	–	–
		292,902	311,052	–	–
Rights to Management Agreement:					
• at cost		258,224	205,224	–	–
• accumulated amortisation		(7,580)	(5,395)	–	–
		250,644	199,829	–	–
		543,546	510,881	–	–

NOTE 16 Deferred tax assets

Future income tax benefits		33,968	21,916	3,078	2,986
Future income tax benefit comprises the estimated future benefit at current income tax rates on the following items:					
• tax losses carried forward		11,023	1,096	–	–
• timing differences		22,945	20,820	3,078	2,986
		33,968	21,916	3,078	2,986

NOTE 17 Other assets (non-current)

Rental in advance		35,999	46,204	–	–
Loans to executive directors	38(c)	6,071	5,592	6,071	5,592
Loans pursuant to employee share plan		28,937	30,384	28,937	30,384
Loans – other	38(c)	2,125	–	2,125	–
Other		62	66	–	–
		73,194	82,246	37,133	35,976

Loans pursuant to employee share plan mature at either five years from the date of the loan or cessation of employment. Refer Note 31 for the terms of these loans.

NOTE 18 Payables (current)

Trade creditors and accrued expenses – unsecured		167,831	115,735	1,676	4,377
Amounts due to controlled entities		–	–	199,819	137,908
		167,831	115,735	201,495	142,285

NOTE 19 Interest bearing liabilities (current)

Bank loans – unsecured	20	282,898	44,000	–	–
Bank loans – secured	20	168,000	100,000	–	–
		450,898	144,000	–	–

Details of the security relating to the bank loans is disclosed in Note 20.

		Consolidated		TABCORP Holdings	
		2003	2002	2003	2002
	Note	$'000	$'000	$'000	$'000

NOTE 20 Financing arrangements

The economic entity has access to the following financing facilities:					
Total facilities available					
General purpose		50,000	50,000	–	–
Term debt/Revolving		1,200,000	1,000,000	–	–
		1,250,000	1,050,000	–	–
Facilities utilised at balance date					
General purpose	39(e)	18,282	12,016	–	–
Term debt/Revolving	19, 25	765,898	776,898	–	–
		784,180	788,914	–	–
Facilities not utilised at balance date					
General purpose		31,718	37,984	–	–
Term debt/Revolving		434,102	223,102	–	–
		465,820	261,086	–	–

The economic entity has two distinct sets of financing facilities. One to meet the general requirements of the group, and the other established by Star City Holdings Limited and its controlled entities ('Star').

General Requirements

The facilities consisted of:

- a $100 million (2002: $Nil) revolving facility expiring 31 December 2003;
- a $100 million (2002: $Nil) term facility expiring 30 June 2004;
- a $200 million (2002: $200 million) revolving facility expiring 30 June 2004;
- a $100 million (2002: $100 million) term facility expiring 30 June 2005; and
- a $350 million (2002: $350 million) revolving facility expiring 30 June 2005.

Existing loans incur interest at the bank bill swap rate (BBSY) on the date of funding for the term equivalent to the funding period plus an agreed margin.

Each of the above facilities is subject to a negative pledge agreement under which the economic entity undertakes to comply with financial undertakings as to its tangible net worth, gearing and interest cover.

Star Facilities

Star has a facility as follows:

- a $100 million (2002: $100 million) revolving facility expiring 31 August 2003;
- a $250 million (2002: $250 million) revolving facility expiring 30 June 2004; and
- a $50 million (2002: $50 million) general purpose facility which is to be utilised for general corporate purposes and the Star City Complex. This facility is renewable annually. The facility is made up of bank guarantees (Note 39(e)), encashment facilities and general working capital.

Bank bills have an average maturity of 30 days.

Star was granted a Group Limit Facility on 10 May 1996 which enables certain of the controlled entities of Star to net the balances of the bank accounts required as part of the working capital facility.

These facilities have been secured by charges over assets (as detailed below), undertakings and cash flows of Star.

	Consolidated	
	2003	2002
	$'000	$'000
The carrying amount of non-current assets pledged as security are:		
• Property, plant and equipment	631,887	663,289

Jupiters Limited Merger

During the year, a controlled entity entered into commitment letters to allow for the partial refinancing of existing debt as well as the financing requirements associated with the proposed merger with Jupiters Limited. As at the date of this report the facility agreements associated with this financing had not been finalised.

		Consolidated		TABCORP Holdings	
	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000

NOTE 21 Current tax liabilities

Taxation		34,899	28,252	–	–

NOTE 22 Provisions (current)

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Dividends (a)	5	–	119,408	–	119,408
Employee benefits	31	22,336	18,280	4,128	2,244
Workers' compensation (b)		10,330	9,051	–	–
Surplus lease space (c)	32(b)	2,600	226	–	–
Other		–	40	–	27
		35,266	147,005	4,128	121,679

	Consolidated	TABCORP Holdings
	2003 $'000	2003 $'000

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits, at the end of the current financial year are set out below.

	Consolidated 2003 $'000	TABCORP Holdings 2003 $'000
(a) Dividends		
Carrying amount at beginning of year	119,408	119,408
Adjustment on adoption of AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	(119,408)	(119,408)
Provisions made during the year:		
• Final dividend 2002	118,994	118,994
• Interim dividend 2003	120,634	120,634
Payments made during the year	(239,628)	(239,628)
Carrying amount at the end of the year	–	–
(b) Workers' compensation		
Carrying amount at beginning of year	9,051	–
Provisions made during the year	5,242	–
Payments made during the year	(3,963)	–
Carrying amount at the end of the year	10,330	–
(c) Surplus lease space – current		
Carrying amount at beginning of year	226	–
Provisions made during the year	3,328	–
Payments made during the year	(954)	–
Carrying amount at the end of the year	2,600	–

	Consolidated		TABCORP Holdings	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000

NOTE 23 Other liabilities (current)

Deferred revenue	200	291	–	–

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000

NOTE 24 Payables (non-current)

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000
Trade creditors and accrued expenses – unsecured		–	2,122	–	122
Amounts due to controlled entities		–	–	28,522	23,522
		–	2,122	28,522	23,644

NOTE 25 Interest bearing liabilities (non-current)

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000
Bank loans – unsecured	20	315,000	472,898	–	–
Bank loans – secured	20	–	160,000	–	–
		315,000	632,898	–	–

Details of the security relating to the bank loans is disclosed in Note 20.

NOTE 26 Deferred tax liabilities

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000
Provision for deferred income tax – timing difference		58,176	56,888	305	461

NOTE 27 Provisions (non-current)

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000
Employee benefits	31	9,172	7,322	746	549
Surplus lease space (a)	32(b)	7,274	1,682	–	–
Other		4	12	–	–
		16,450	9,016	746	549

	Consolidated 2003 $'000	TABCORP Holdings 2003 $'000
Reconciliations		
Reconciliations of the carrying amounts of each class of provision, except for employee benefits, at the end of the current financial year are set out below.		
(a) Surplus lease space – non-current		
Carrying amount at beginning of year	1,682	–
Provisions made during the year	5,592	–
Carrying amount at the end of the year	7,274	–

NOTE 28 Other liabilities (non-current)

	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000
Deferred revenue	905	1,094	–	–

	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000

NOTE 29 Contributed equity

Issued and paid up capital:				
Ordinary shares, fully paid	1,137,766	1,226,366	1,137,766	1,226,366

(a) Movements in ordinary share capital

Date	Details	Number of Shares	Issue Price	$'000
1 July 2001	Opening balance	372,283,834		1,218,819
30 August 2001	Issue to employees under the Employee Share Plan (i)	43,500	9.02	392
7 September 2001	Issue to employees under the Employee Share Plan (i)	818,000	9.02	7,378
28 September 2001	Issue to employees under the Employee Share Plan (i)	104,500	9.30	972
15 May 2002	Shares bought back (ii)	(100,000)		(1,195)
30 June 2002	**Balance**	373,149,834		1,226,366
28 August 2002	Options exercised	1,460,640	10.18	14,869
30 August 2002	Options exercised	733,860	10.18	7,471
6 September 2002	Issue to employees under the Employee Share Plan (i)	477,700	12.74	6,086
7 October 2002	Issue to employees under the Employee Share Plan (i)	500,000	12.15	6,075
28 November 2002	Issue to employees under the Employee Share Plan (i)	412,500	11.06	4,562
Various	Shares bought back (ii)	(11,178,013)		(127,663)
30 June 2003	**Balance**	365,556,521		1,137,766

(i) Refer Note 31 for details of the Employee Share Plan.
(ii) On 23 April 2002 the company announced plans to enter into an on-market share buy-back for up to 5% of the issued capital. Since 23 April 2002, the company had purchased and cancelled 11,278,013 shares (30 June 2002: 100,000 shares). The total consideration of $128.858 million (2002: $1.195 million) was all debited to the Contributed Equity account.

(b) Ordinary shares

There is only one class of share (ordinary shares) on issue. These ordinary shares entitle the holder to participate in dividends and proceeds on winding up of the company in proportion to the number and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or proxy is entitled to one vote, and upon a poll each share is entitled to one vote.

(c) Options

Note 31 provides details of options granted to certain directors and shares issued on exercise of options.

NOTE 30 Retained profits

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000
Retained profits at the beginning of the financial year		50,011	24,391	6,090	208
Adjustment arising from adoption of new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'		119,408	–	1,208	–
Adjustment arising from adoption of revised Accounting Standard AASB 1028 'Employee Benefits'		(305)	–	(57)	–
Dividend paid	5	(239,628)	(115,931)	(239,628)	(115,931)
Net profit attributable to members of the parent entity		252,624	260,959	248,492	241,221
Dividends provided	5	–	(119,408)	–	(119,408)
Retained profits at the end of the financial year		182,110	50,011	16,105	6,090
Retained profits are expected to be utilised as follows:					
• Proposed dividend declared	40(c)	124,289	–	124,289	–
• Proposed subsidiary dividend declared		–	–	(118,200)	–
• Retained		57,821	50,011	10,016	6,090
		182,110	50,011	16,105	6,090

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000

NOTE 31 Employee benefits

	Note	2003	2002	2003	2002
Aggregate employee benefits, including on-costs					
Included in trade creditors and accrued expenses – current	18	8,592	12,446	681	2,842
Provision for employee benefits – current	22	22,336	18,280	4,128	2,244
Provision for employee benefits – non-current	27	9,172	7,322	746	549
		40,100	38,048	5,555	5,635
Employee Numbers					
Number of employees at 30 June (full-time equivalent employees)		3,353	3,631	178	185

Equity-based Plans

Employee Share Plan

A TABCORP Employee Share Plan has been established and approved by shareholders under which shares in the parent entity and loans to acquire shares in the parent entity are available to eligible employees. Eligible employees must be permanent with a minimum of six months' continuous service as at the date of offer whilst the executive plan eligibility may vary according to their service agreements. Other than shares applied for in the TABCORP float, the shares are issued at market price at the date of offer. The maximum number of shares that can be outstanding at any time under the Plan is limited to 3% of the issued capital of the parent entity.

Loans pursuant to the employee share plan mature at either five years from the date of the loan or cessation of employment. Interest is charged on certain loans at the rate of 4% (2002: 5%). Loans are either repaid via salary deductions or dividends.

Details of the employee share plan for the parent entity are as follows:

	Ordinary Shares 2003 (a)	Ordinary Shares 2003 (b)	Ordinary Shares 2002 (a)	Ordinary Shares 2002 (b)
Total number issued to employees during the year ('000)	1,174	500	1,163	–
Total number issued to employees since commencement of the plan ('000)	10,276	4,000	9,102	3,500
Total number that have become available for purchase since commencement of the plan ('000)	29,483	4,000	24,496	3,500
Purchase entitlements not taken up by employees are not *available at balance date for purchase.*				
Total number of employees eligible to participate in this plan at balance date	3,040	1	2,810	1
Total number of employees participating in this plan at balance date	730	1	650	1
Total market value, at date of issue, of issues during the year ($'000)	14,037	6,075	10,487	–
Proceeds received from issues during the year ($'000)	14,171	6,075	10,586	–

(a) Shares issued to employees.

(b) Shares issued to executive directors under service agreements.

NOTE 31 Employee benefits (continued)

Options Granted under a Service Agreement

The parent entity has granted share options to certain executive directors under their Service Agreements to acquire ordinary shares in TABCORP Holdings Limited.

These options become exercisable either before a due date or through the satisfaction of certain performance hurdles.

Set out below are summaries of options granted under Service Agreements.

Grant Date	Expiry Date	Exercise Price	Note	Balance at Start of the Year Number	Granted During the Year Number	Exercised During the Year Number	Balance at End of the Year Number
Consolidated and TABCORP Holdings – 2003							
1 July 1999	30 June 2004	$10.18	(a)	3,000,000	–	2,194,500	805,500
7 October 2002	7 October 2005	$12.61	(b)(d)	–	1,500,000	–	1,500,000
7 October 2002	7 October 2010	$12.61	(c)(d)	–	1,000,000	–	1,000,000
				3,000,000	2,500,000	2,194,500	3,305,500
Consolidated and TABCORP Holdings – 2002							
1 July 1999	30 June 2004	$10.18		3,000,000	–	–	3,000,000

(a) Subsequent to 30 June 2003, TABCORP Holdings Limited has obtained an independent report stating that the remaining performance hurdles have not been met. As a result, the balance of these options has lapsed and were not considered potential ordinary shares.
(b) The options vested at reporting date and are considered potential ordinary shares.
(c) These options can only be exercised if certain annual and cumulative benchmarks are achieved. At reporting date these options had not yet vested, however are considered potential ordinary shares.
(d) The weighted number of potential ordinary shares used in the calculation of diluted earnings per share in Note 6 is 1,828,767.

Options exercised during the financial year and number of shares issued to executive directors on the exercise of options.

Exercise Date	Fair Value of Shares at Exercise Date	Consolidated 2003 Number	Consolidated 2002 Number	TABCORP Holdings 2003 Number	TABCORP Holdings 2002 Number
28 August 2002	$12.49	1,460,640	–	1,460,640	–
30 August 2002	$12.80	733,860	–	733,860	–
		2,194,500	–	2,194,500	–
The fair value of shares issued on the exercise of options is the closing price at which the company's shares were traded on the Australian Stock Exchange on the day the options were exercised.					
Options vested at the reporting date		1,500,000	2,194,500	1,500,000	2,194,500
		$'000	$'000	$'000	$'000
Aggregate proceeds received from executive directors on the exercise of options and recognised as issued capital		22,340	–	22,340	–
Fair value of the shares issued to executive directors on the exercise of options as at their issue date		27,637	–	27,637	–

Fair Value of Options

Of the options granted by the company during the year, only 1,500,000 are currently available to be exercised. These options expire on 7 October 2005 and each option entitles the holder to purchase one ordinary share in the company. The options have been independently valued at the date of being granted at $1,394,893 using a Standard Binomial model. The remaining 1,000,000 options expire not later than 7 October 2010 and can only be exercised on the consolidated entity achieving certain performance hurdles. These options have been independently valued at the date of being granted at $1,511,257 using a Monte Carlo simulation-based model which also uses the Binomial Tree methodology.

The following assumptions have been made for options granted on 7 October 2002.

		2003
Share volatility		20.66%
Risk-free interest rate		refer (a)
Dividend yield		5.20%
Expected life of options:	Options expiring 7 October 2005	1.5 years
	Options expiring not later than 7 October 2010	4 years

The expected share volatility reflects the assumption that the historical volatility is indicative of future trends. The dividend yield reflects the assumption that the current dividend payout ratio will continue with no anticipated increases. The expected life of the options implies that the executive would on average exercise half-way through the option life.

(a) The rates used in the valuation are zero coupon interest rates derived from government bond market interest rates on the valuation date and vary according to each maturity date.

Superannuation Funds

The economic entity maintains two superannuation funds covering all of its employees and the employees of controlled entities.

The TABCORP Superannuation Fund and the TABCORP Staff Superannuation Fund comprise:

(a) a defined benefit section (closed to new entrants): providing benefits based on salary and length of service; and
(b) an accumulation section: providing benefits based on contributions accumulated with interest.

An additional section is included in the TABCORP Staff Superannuation Fund covering non-executive directors of TABCORP Holdings Limited which provides benefits based on remuneration and period of service, as approved by shareholders. This section was closed on 27 June 2003 with accrued benefits transferred to the accumulation section of the TABCORP Staff Superannuation Fund.

The most recent actuarial reviews of the TABCORP Superannuation Fund and the TABCORP Staff Superannuation Fund were carried out effective at 1 July 2001 by Mr A. Sach, FIAA, of Mercer Human Resources Consulting Pty Ltd. The actuary's investigation for those reviews confirmed that both Funds held sufficient assets to meet any benefits that would have been vested under each Fund in the event of termination of the Funds or the voluntary or compulsory termination of employment of each employee.

With effect from 1 July 2003, the TABCORP Superannuation Funds will merge. As a result the next actuarial review will be undertaken as at 30 June 2003.

As at the date of this report, the results of this actuarial review had not been finalised.

TABCORP Holdings Limited and controlled entities are obliged to contribute to the Superannuation Funds as a consequence of legislation or trust deeds; legal enforceability is dependent on the terms of the legislation and the trust deeds. The rate of payment of contributions to the Funds is based on advice from the actuary.

The information disclosed at the last actuarial review of the TABCORP Superannuation Fund and the TABCORP Staff Superannuation Fund is as follows:

	TABCORP Superannuation Fund	TABCORP Staff Superannuation Fund	Total
	$'000	$'000	$'000
At 30 June 2001			
Fund assets at market value	40,252	55,952	96,204
Accrued benefits	26,413	41,573	67,986
Excess of fund assets over accrued benefits	13,839	14,379	28,218

Information disclosed in the most recent audited financial statements of both Funds is as follows:

	TABCORP Superannuation Fund	TABCORP Staff Superannuation Fund	Total
At 30 June 2002			
Fund assets at market value	39,344	54,982	94,326
Vested benefits	29,397	46,100	75,497
At 30 June 2001			
Fund assets at market value	40,252	55,952	96,204
Vested benefits	23,812	37,609	61,421

NOTE 32 Commitments

	Note	Consolidated 2003 $'000	Consolidated 2002 $'000	TABCORP Holdings 2003 $'000	TABCORP Holdings 2002 $'000
(a) Capital expenditure commitments					
Contracted but not provided for and payable not later than one year		12,685	7,481	571	774
(b) Operating lease commitments					
Contracted but not provided for and payable:					
Not later than one year		9,926	9,202	2,320	2,270
Later than one year but not later than five years		30,069	28,846	6,280	8,615
Later than five years		28,468	30,169	–	–
		68,463	68,217	8,600	10,885
Non-cancellable sub-leases exist in relation to the operating lease commitments disclosed above with the following future minimum lease payments contracted to be received:					
Not later than one year		799	1,670	–	–
Later than one year but not later than five years		1,703	2,882	–	–
Later than five years		648	1,095	–	–
		3,150	5,647	–	–
Surplus lease space exists in relation to operating lease commitments disclosed above, in respect of which a liability has been recognised in the financial statements as follows:					
Current provisions	22	2,600	226	–	–
Non-current provisions	27	7,274	1,682	–	–
		9,874	1,908	–	–

The consolidated entity leases property under operating leases expiring from one year to ninety years. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or are subject to market rate review.

		Consolidated		TABCORP Holdings	
	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000

NOTE 33 Notes to the statement of cash flows

(a) Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, deposits at call and bank accepted bills, net of outstanding bank overdrafts.

Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Cash	7	118,789	126,843	489	221

(b) Reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities

	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Profit from ordinary activities after income tax	252,624	260,959	248,492	241,221
Add/(less) items classified as investing/financing activities:				
Profit on sale of non-current assets	(164)	(492)	(43)	(249)
Add/(less) non-cash income and expense items:				
Depreciation expense	72,375	75,782	1,971	1,899
Amortisation expense	22,843	22,749	–	–
Write-down of property, plant and equipment to recoverable amount	907	–	–	–
Write-off of property, plant and equipment	73	676	–	236
Net cash provided by operating activities before change in assets and liabilities	348,658	359,674	250,420	243,107
Change in assets and liabilities:				
(Increase)/decrease in:				
• trade and sundry debtors	4,948	(1,955)	(549)	2,314
• inventories	(50)	286	–	–
• prepayments	9,980	7,147	56	14
• accrued interest income	(60)	83	10	7
• amounts receivable from controlled entities	–	–	(3,121)	(42,804)
• future income tax benefits	(11,921)	17,635	(68)	590
(Decrease)/increase in:				
• trade creditors and accrued expenses	5,767	19,482	(2,544)	3,570
• amounts due to controlled entities	–	–	(13,441)	5,143
• provisions	13,179	4,985	1,973	236
• provision for deferred income tax	1,288	4,480	(156)	(49)
• provision for income tax	6,647	3,398	–	–
• deferred revenue	(69)	(509)	–	–
Net cash provided by operating activities	378,367	414,706	232,580	212,128

(c) Non-cash financing and investing activities

During the year a controlled entity purchased the remaining rights to the management agreement from Leighton Property Development Pty Limited for an amount of $53.0 million. This was settled on 15 July 2003.

NOTE 34 Segment information

The consolidated entity's primary format of segment reporting is on a business segment basis.

The consolidated entity has three main business segments:

Wagering
Totalizator and fixed odds betting on thoroughbred, harness, greyhounds and sporting and other events.

Gaming
Gaming machine operations in licensed clubs and hotels.

Star City
Star City Casino operations, including a hotel, apartment complex, theatres, restaurants and bars.

The consolidated entity's business segments are located in, and provide services to one geographical segment, Australia. Intersegment pricing is determined on an arm's-length basis.

	Wagering	Gaming	Star City	Segment Total	Unallocated	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2003 Consolidated							
Total operating revenues – external	421,302	848,137	631,242	1,900,681			1,900,681
Other revenues from ordinary activities – external	12,747	2,145	16,831	31,723	4,724		36,447
Intersegment revenue							
Revenues from ordinary activities	434,049	850,282	648,073	1,932,404	4,724		1,937,128
Segment result (pre amortisation of goodwill)	67,042	208,175	174,914	450,131			450,131
Segment result	**66,935**	**208,175**	**157,066**	**432,176**			**432,176**
Unallocated interest revenue					4,173		4,173
Unallocated other revenue					551		551
Unallocated interest expense					(52,629)		(52,629)
Unallocated expenses					(11,990)		(11,990)
Result from ordinary activities before income tax expense	66,935	208,175	157,066	432,176	(59,895)	–	372,281
Income tax expense							(119,657)
Net profit attributable to members of the parent entity							252,624
Depreciation and amortisation	11,637	26,574	66,820	105,031			
Non cash expenses other than depreciation and amortisation	41,262	18,003	74,861	134,126			
Segment assets	262,202	551,303	1,537,667	2,351,172	62,814	(14,485)	2,399,501
Segment liabilities	65,498	21,112	120,221	206,831	887,279	(14,485)	1,079,625
Acquisition of non-current assets	22,984	17,529	15,396	55,909	162	–	56,071

	Wagering	Gaming	Star City	Segment Total	Unallocated	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2002 Consolidated							
Total operating revenues – external	403,610	917,569	611,873	1,933,052			1,933,052
Other revenues from ordinary activities – external	19,763	4,901	5,383	30,047	4,560		34,607
Intersegment revenue			22	22		(22)	–
Revenues from ordinary activities	423,373	922,470	617,278	1,963,121	4,560	(22)	1,967,659
Segment result (pre amortisation of goodwill)	66,788	236,278	160,049	463,115			463,115
Segment result	**66,689**	**236,278**	**142,196**	**445,163**	–	–	**445,163**
Unallocated interest revenue					4,103		4,103
Unallocated other revenue					457		457
Unallocated interest expense					(56,009)		(56,009)
Unallocated expenses					(10,319)		(10,319)
Result from ordinary activities before income tax expense	66,689	236,278	142,196	445,163	(61,768)	–	383,395
Income tax expense							(122,436)
Net profit attributable to members of the parent entity							260,959
Depreciation and amortisation	10,591	25,534	72,006	108,131			
Non cash expenses other than depreciation and amortisation	39,254	14,717	53,271	107,242			
Segment assets	211,902	624,919	1,529,246	2,366,067	52,659	(5,048)	2,413,678
Segment liabilities	63,744	21,589	52,264	137,597	1,004,752	(5,048)	1,137,301
Acquisition of non-current assets	19,403	17,087	10,227	46,717	–	–	46,717

For comparison with previous years' disclosure in which segment's profit before interest and tax (PBIT) had been stated on a full income and expense allocation basis excluding goodwill amortisation, the following segment result is disclosed:

	Wagering	Gaming	Star City	Segment Total	Goodwill Amortisation	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
2003 Consolidated						
Segment result	62,331	202,896	173,465	438,692	(17,955)	420,737
2002 Consolidated						
Segment result	63,946	230,835	158,472	453,253	(17,952)	435,301

NOTE 35 Controlled entities

The following were controlled entities at 30 June 2003, and have been included in the consolidated financial statements. The financial years of all controlled entities are the same as that of TABCORP Holdings Limited.

Name of controlled entity	Note	Place of Incorporation	Type of Shares	Interest Held 2003 %	Interest Held 2002 %
TABCORP Holdings Limited	(a)	Australia	–	–	–
TABCORP Assets Pty Ltd	(a)	Australia	ordinary	100	100
TABCORP Manager Pty Ltd	(a)(c)	Australia	ordinary	100	100
TABCORP Participant Pty Ltd	(a)	Australia	ordinary	100	100
TABCORP (Queensland) Pty Ltd	(a)(c)	Australia	ordinary	100	100
TABCORP Investments Pty Ltd	(b)	Australia	ordinary	100	100
TABCORP Online Pty Ltd	(a)(c)	Australia	ordinary	100	100
TABCORP Issuer Pty Ltd	(c)(f)	Australia	ordinary	100	–
TABCORP Investments No. 2 Pty Ltd	(c)(f)	Australia	ordinary	100	–
Star City Holdings Limited	(b)(d)	Australia	ordinary	100	100
Star City Pty Ltd	(b)(d)	Australia	ordinary	100	100
Star City Entertainment Pty Ltd	(b)(d)	Australia	ordinary	100	100
Sydney Harbour Casino Properties Pty Ltd	(b)(d)	Australia	ordinary	100	100
Sydney Harbour Apartments Pty Ltd	(b)(d)	Australia	ordinary	100	100
Star City Investments Pty Ltd	(b)(d)	Australia	ordinary	100	100
Showboat Australia Pty Ltd	(b)	Australia	ordinary	100	100
Sydney Casino Management Pty Ltd	(g)	Australia	ordinary	100	85
Structured Data Systems Pty Ltd	(a)(c)	Australia	ordinary	100	100

(a) These companies have entered into a Deed of Cross Guarantee dated 8 June 1995 with TABCORP Holdings Limited which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed in certain circumstances, including the winding up of that company. Structured Data Systems Pty Ltd and TABCORP Online Pty Ltd were approved to become a party to the Deed of Cross Guarantee on 13 November 2000. In addition, as a result of the class order issued by the Australian Securities and Investments Commission, TABCORP Assets Pty Ltd and TABCORP Participant Pty Ltd are relieved from the requirements to prepare financial statements.

The consolidated statement of financial performance and statement of financial position of all entities included in this class order 'closed group' are set out at footnote (h).

(b) These companies have entered into a Deed of Cross Guarantee dated 4 June 2001 with TABCORP Investments Pty Ltd which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed in certain circumstances, including the winding up of that company. In addition, as a result of the class order issued by the Australian Securities and Investments Commission, Star City Holdings Limited, Star City Pty Ltd, Star City Entertainment Pty Ltd, Sydney Harbour Casino Properties Pty Ltd, Sydney Harbour Apartments Pty Ltd, Star City Investments Pty Ltd and Showboat Australia Pty Ltd are relieved from the requirements to prepare financial statements.

The consolidated statement of financial performance and statement of financial position of all entities included in this class order 'closed group' are set out at footnote (i).

(c) These companies are relieved from the requirements to prepare financial statements as they are all small proprietary companies as defined by the Corporations Act 2001.

(d) These companies have provided a charge over their assets and undertakings and have entered into a guarantee and indemnity agreement as explained in Note 39(b) and (c).

(e) TABCORP Superannuation Pty Ltd, TABCORP Staff Superannuation Pty Ltd and Star City Superannuation Fund Pty Ltd are wholly-owned subsidiaries of TABCORP Holdings Limited, and are not considered to be controlled entities in accordance with section 50AA(4) of the Corporations Act 2001. Star City Superannuation Fund Pty Ltd was de-registered on 5 May 2003.

(f) These companies were incorporated on 30 June 2003.

(g) On 30 June 2003 Showboat Australia Pty Limited purchased the remaining 15% of this company.

	2003 $'000	2002 $'000

NOTE 35 Controlled entities (continued)

(h) Financial information for class order closed group – entities denoted as (a) above

Statement of Financial Performance for the year ended 30 June 2003

	2003 $'000	2002 $'000
Revenues from ordinary activities	1,363,821	1,427,190
Government taxes	(460,552)	(482,566)
Commissions and fees	(406,927)	(419,640)
Employee costs	(56,008)	(53,565)
Depreciation and amortisation	(38,365)	(36,494)
Borrowing costs	(31,786)	(28,909)
Other expenses from ordinary activities	(61,286)	(62,608)
Profit from ordinary activities before income tax expense	308,897	343,408
Income tax expense relating to ordinary activities	(70,974)	(80,349)
Net profit attributable to members of the parent entity	237,923	263,059
Retained profits at the beginning of the financial year	32,221	4,501
Net profit attributable to members of the parent entity	237,923	263,059
Adjustment arising from adoption of new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	80,408	–
Adjustment arising from adoption of revised Accounting Standard AASB 1028 'Employee Benefits'	(174)	–
Dividends provided for or paid	(239,628)	(235,339)
Retained profits at the end of the financial year	110,750	32,221

Statement of Financial Position as at 30 June 2003

	2003 $'000	2002 $'000
Cash assets	78,548	88,472
Receivables	2,180	43,974
Inventories	3,913	3,730
Other	4,914	5,541
Total current assets	89,555	141,717
Receivables	1,108,672	1,106,998
Property, plant and equipment	127,251	138,926
Intangible assets – licences	597,304	597,424
Intangible assets – other	1,707	1,765
Deferred tax assets	9,872	8,666
Other	37,133	35,976
Total non-current assets	1,881,939	1,889,755
TOTAL ASSETS	1,971,494	2,031,472
Payables	79,042	91,114
Interest bearing liabilities	282,898	44,000
Current tax liabilities	8,334	24,572
Provisions	11,376	127,188
Other	125	76
Total current liabilities	381,775	286,950
Payables	14,407	122
Interest bearing liabilities	315,000	472,898
Deferred tax liabilities	6,140	9,298
Provisions	5,406	3,388
Other	250	229
Total non-current liabilities	341,203	485,935
TOTAL LIABILITIES	722,978	772,885
NET ASSETS	1,248,516	1,258,587
Contributed equity	1,137,766	1,226,366
Retained profits	110,750	32,221
TOTAL EQUITY	1,248,516	1,258,587

TABCORP Investments Pty Ltd Closed Group

NOTE 35 Controlled entities (continued)

(i) Financial information for class order closed group – entities denoted as (b) above

	2003 $'000	2002 $'000
Statement of Financial Performance for the year ended 30 June 2003		
Revenues from ordinary activities	648,815	618,135
Government taxes	(129,271)	(127,025)
Commissions and fees	(9,034)	(8,989)
Employee costs	(168,440)	(173,519)
Depreciation and amortisation	(66,844)	(72,028)
Borrowing costs	(20,843)	(27,100)
Other expenses from ordinary activities	(115,998)	(92,487)
Profit from ordinary activities before income tax expense	138,385	116,987
Income tax expense relating to ordinary activities	(48,683)	(42,087)
Net profit attributable to members of the parent entity	89,702	74,900
Retained profits at the beginning of the financial year	17,790	19,890
Net profit attributable to members of the parent entity	89,702	74,900
Adjustment arising from adoption of new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	39,000	–
Adjustment arising from adoption of revised Accounting Standard AASB 1028 'Employee Benefits'	(131)	–
Dividends provided for or paid	(75,000)	(77,000)
Retained profits at the end of the financial year	71,361	17,790
Statement of Financial Position as at 30 June 2003		
Cash assets	40,241	38,371
Receivables	17,067	4,579
Inventories	775	908
Other	20,227	15,890
Total current assets	78,310	59,748
Property, plant and equipment	631,961	663,387
Intangible assets – licences	233,897	236,481
Intangible assets – other	541,839	509,116
Deferred tax assets	24,096	13,250
Other	36,061	46,270
Total non-current assets	1,467,854	1,468,504
TOTAL ASSETS	1,546,164	1,528,252
Payables	88,866	29,669
Interest bearing liabilities	168,000	100,000
Current tax liabilities	26,565	3,680
Provisions	23,890	58,773
Other	75	215
Total current liabilities	307,396	192,337
Payables	1,103,672	1,103,998
Interest bearing liabilities	–	160,000
Deferred tax liabilities	52,036	47,590
Provisions	11,044	5,672
Other	655	865
Total non-current liabilities	1,167,407	1,318,125
TOTAL LIABILITIES	1,474,803	1,510,462
NET ASSETS	71,361	17,790
Contributed equity	–	–
Retained profits	71,361	17,790
TOTAL EQUITY	71,361	17,790

	2003	2002

NOTE 36 Staff costs

(a) Remuneration of directors

Prepared in accordance with Accounting Standard AASB 1017 and Urgent Issues Group Abstract 14 and reported on the basis of gross cost to the entity of remuneration paid or payable, or otherwise made available.

The numbers of directors of TABCORP Holdings Limited whose remuneration (including brokerage, commission, bonuses, retirement payments and salaries), paid or payable directly or indirectly by the parent entity or any related party, as shown in the following bands, were:

	2003	2002
$110,000 – $119,999	–	2
$120,000 – $129,999	–	1
$130,000 – $139,999	–	1
$140,000 – $149,999	1	–
$150,000 – $159,999	1	–
$170,000 – $179,999	–	1
$180,000 – $189,999	1	–
$200,000 – $209,999	2	–
$300,000 – $309,999	–	1
$340,000 – $349,999	1	–
$410,000 – $419,999	1	–
$680,000 – $689,999	–	1
$1,060,000 – $1,069,999	1	–
$1,540,000 – $1,549,999	1	–
$3,350,000 – $3,359,999 (i)	–	1
	$	$
The aggregate remuneration of the directors referred to in the above bands was	4,244,425	5,012,910

(i) Prior year includes termination payment of $650,000.

The total of all remuneration paid or payable directly or indirectly, by the respective corporations of which they are director, or any related party, to all the directors of each corporation in the economic entity was $4,271,891 (2002: $5,035,273). This amount includes the value of insurance premiums paid for the benefit of directors.

NOTE 36 Staff costs (continued)

(b) Remuneration of executives

Prepared in accordance with Accounting Standard AASB 1034 and reported on the basis of gross cost to the entity of remuneration paid or payable, or otherwise made available.

The numbers of executive officers domiciled in Australia who received, or were due to receive, directly or indirectly from the parent entity, or from any related party, a total remuneration in connection with the management of affairs of the parent entity, or any of its subsidiaries whether as executive officers or otherwise, as shown in the following bands, were:

	Consolidated		TABCORP Holdings	
	2003	2002	2003	2002
$210,000 – $219,999	–	1	–	–
$220,000 – $229,999	1	1	1	–
$230,000 – $239,999	1	–	–	–
$240,000 – $249,999	–	2	–	1
$250,000 – $259,999	1	–	–	–
$260,000 – $269,999	–	2	–	–
$270,000 – $279,999	4	3	–	–
$280,000 – $289,999	1	1	–	1
$290,000 – $299,999	–	2	–	1
$300,000 – $309,999	2	1	–	–
$310,000 – $319,999	3	–	3	–
$320,000 – $329,999	1	2	–	–
$330,000 – $339,999	2	–	–	–
$350,000 – $359,999	1	1	–	–
$360,000 – $369,999	3	2	–	–
$370,000 – $379,999	–	1	–	1
$380,000 – $389,999	–	1	–	–
$400,000 – $409,999	–	1	–	–
$410,000 – $419,999	1	–	1	–
$480,000 – $489,999	2	–	1	–
$500,000 – $509,999	–	1	–	1
$580,000 – $589,999	1	–	1	–
$600,000 – $609,999	–	1	–	1
$650,000 – $659,999	–	1	–	1
$660,000 – $669,999	–	1	–	–
$670,000 – $679,999	1	–	–	–
$680,000 – $689,999	–	1	–	1
$690,000 – $699,999	1	–	1	–
$910,000 – $919,999	1	–	–	–
$940,000 – $949,999	–	1	–	–
$1,060,000 – $1,069,999	1	–	1	–
$1,540,000 – $1,549,999	1	–	1	–
$3,350,000 – $3,359,999(i)	–	1	–	1
	$	$	$	$
The aggregate remuneration of the executives referred to in the above bands was	12,965,199	13,786,950	5,955,632	7,019,566

Remuneration of executives includes executive directors of the parent entity who are already disclosed within 'Remuneration of directors'.

(i) Prior year includes termination payment of $650,000.

	Consolidated 2003 $'000	2002 $'000

NOTE 37 Interest in joint venture operation

TABCORP Holdings Limited and certain of its controlled entities (TABCORP Assets Pty Ltd, TABCORP Manager Pty Ltd and TABCORP Participant Pty Ltd) conduct an unincorporated joint venture operation with VicRacing Pty Ltd. TABCORP Holdings Limited and the abovenamed controlled entities manage the joint venture whose principal activity is the organisation, conduct, promotion and development of wagering and gaming within the state of Victoria. The economic entity receives 75% of the product and expenses of the joint venture.

Assets employed in joint venture operations

	2003 $'000	2002 $'000
Current assets		
Cash assets	76,013	85,177
Receivables	1,024	2,889
Other	580	453
	77,617	88,519
Total assets employed	77,617	88,519

NOTE 38 Related parties

(a) Directors

The following persons held the position of director of TABCORP Holdings Limited during all of the past two financial years, unless otherwise stated:

M.B. Robinson
M.J. Slatter (appointed on 8 October 2002)
I.R. Wilson (retired on 31 August 2002)
A.G. Hodgson
P.G. Satre
D.J. Simpson (retired on 21 February 2003)
P.H.Wade
R.F.E. Warburton
W.V. Wilson

	Shares and Options Issued by Parent Entity — Shares		Options	
	2003 Number	2002 Number	2003 Number	2002 Number
(b) Directors' shareholdings				
Balance at the beginning of the financial year	4,463,500	4,710,500	3,000,000	3,000,000
Acquired from (shares)/issued by (options) the entity during the year	2,698,500	–	2,500,000	–
Disposed of (shares)/exercised (options) during the year (i)	(3,144,500)	(247,000)	(2,194,500)	–
Shareholdings of retired directors	(3,276,000)	–	–	–
Balance at the end of the financial year	741,500	4,463,500	3,305,500	3,000,000

(i) None of the current directors sold shares during the current year.

NOTE 38 Related parties (continued)

(c) Directors' loans

Director loans had been made by the economic entity to executive directors I.R. Wilson and D.J. Simpson. Interest, where applicable, is charged at a rate to a maximum of 4% (2002: 5%) and totalled $Nil (2002: $0.053 million) during the year. The loans are to be repaid following cessation of employment, and, where advanced to finance the acquisition of shares in the company, the dividends received on those shares are applied towards loan repayment. The loans are secured by an equitable mortgage over the shares held by the directors. I.R. Wilson repaid $2.352 million (2002: $0.315 million) and D.J. Simpson repaid $1.115 million (2002: $0.009 million) of the balance outstanding on their loans during the year. In accordance with the terms of his service agreement, the balance owing by I.R. Wilson of $2.125 million is to be repaid by 31 August 2004. The amounts repaid during the year of $3.467 million (2002: $0.324 million) have been included in 'Other cash flows from investing activities' within the statement of cash flows.

During the year, a non-recourse executive director loan of $6.075 million has been made by a director-related entity to executive director M.J. Slatter. Interest, where applicable, is charged at a rate to a maximum of 4% and totalled $0.118 million during the year. The loan is to be repaid following cessation of employment, and, where advanced to finance the acquisition of shares in the company, the dividends received on those shares are applied towards interest payable on the outstanding loan balance, a cash payment to cover the personal income tax liability associated with the dividend and principal loan repayments. The effect of the above was to reduce the loan balance by $0.004 million during the year. The loan is secured by an equitable mortgage over the shares held.

		Consolidated		TABCORP Holdings	
	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Loans to directors outstanding at year end:					
Non-current	17	6,071	5,592	6,071	5,592

(d) Director transactions

The directors of the economic entity, or their director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions include the following and have been quantified below where the transactions are considered likely to be of interest to users of these financial statements:

(i) Mr M.B. Robinson is a partner in the legal firm of Allens Arthur Robinson. This firm rendered legal advice to the economic entity. All dealings with the firm were in the ordinary course of business and on normal commercial terms and conditions. The amount paid by the economic entity during the year was $1,574,584 (2002: $274,744). The majority of these costs relates to advice obtained in connection with the proposed merger with Jupiters Limited. Mr M.B. Robinson is the Chairman of the Bionic Ear Institute. The economic entity has made donations to the Institute during the year of $10,500 (2002: $Nil). Mr M.B. Robinson is also a trustee of the Epworth Medical Foundation. The economic entity has made a donation to the Foundation of $5,000 (2002: $2,300).

(ii) Mr P.G. Satre is the Chairman of Harrah's Entertainment Inc. This company provides the economic entity with access to their knowledge and experience in operating casinos via an agreement which commenced in January 2000 and currently runs until January 2005. The fees payable by the economic entity to Harrah's Entertainment Inc. will be $5,300,000 per annum for the duration of the extended term. All dealings with the company are in the ordinary course of business and on normal commercial terms and conditions.

(iii) Mr A.G. Hodgson is a director of HSBC Bank Australia Limited. The economic entity maintains operating accounts with this bank in the ordinary course of business and on normal commercial terms and conditions.

(iv) Mr R.F.E. Warburton is a director of Southcorp Limited. The economic entity purchases alcoholic beverages from this company in the ordinary course of business and on normal commercial terms and conditions.

(v) Mr D.J. Simpson and Mr I.R. Wilson are directors of Eastsail Pty Ltd, which provided charter services to the economic entity in the ordinary course of business and on normal commercial terms and conditions. The amount paid by the economic entity was $110,718 (2002: $8,478).

(e) Transactions with related parties in the wholly-owned group

In addition to those transactions disclosed in Note 2, the parent entity entered into the following transactions during the year with related parties in the wholly-owned group:

- loans were advanced and repayments received on short-term intercompany accounts;
- loans were advanced between controlled entities and are not expected to be repaid within the next 12 months; and
- management and service fees were received from certain wholly-owned controlled entities.

These transactions were undertaken on commercial terms and conditions. Certain loans advanced which are sourced from debt capital are charged interest at a rate at or above the bank bill rate plus net settlement payments on interest rate swaps (refer Note 41(c)) and bank fees on facilities, with other loans being interest free.

Amounts due to and receivable from related parties in the wholly-owned group

Appropriate disclosure of these amounts is contained in the respective notes to the financial statements.

Ownership interests

The ownership interests in related parties in the wholly-owned group are disclosed in Note 35.

(f) Transactions with other related parties

The economic entity had one partly-owned (85%) controlled entity, Sydney Casino Management Pty Ltd (SCM). The remaining 15% was purchased by the economic entity on 30 June 2003 (refer note 40(a)). This entity acts as nominee for the Showboat Leighton Partnership.

Star City Pty Ltd and Sydney Harbour Casino Properties Pty Ltd entered into a Casino Complex Management Agreement with SCM in previous years. Under this agreement, SCM provides services to Star City Pty Ltd and Sydney Harbour Casino Properties Pty Ltd in relation to planning, decorating, furnishing, managing and equipping of the Star City Casino Complex.

SCM is paid a fee equal to the sum of (i) 1.5% of Casino Revenue, (ii) 6% of Casino Gross Operating Profit, (iii) 3.5% of Non-Casino Revenue, and (iv) 10% of Non-Casino Complex Gross Operating Profit, each fiscal year for services rendered by SCM pursuant to the management agreement. Casino Gross Operating Profit and Non-Casino Gross Operating Profit are determined after deducting revenue-based management fees. A management fee of $24.893 million was paid or payable for the year (2002: $24.591 million).

SCM is also paid a supplemental management fee by Star City Pty Ltd for expenses incurred by Showboat Australia Pty Ltd, which are reimbursed by SCM. This fee is based on salary and related costs incurred. The total supplemental fee paid or payable for the year was $4.195 million (2002: $3.292 million).

(g) Ultimate controlling entity

The ultimate controlling entity of the economic entity is TABCORP Holdings Limited.

NOTE 39 Contingent liabilities and contingent assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed.

The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities

(a) Parent entity

As explained in Note 35(a), the parent entity has entered into a Deed of Cross Guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and all the controlled entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in the event any of these companies are wound-up.

(b) Charges

(i) CCA

The controlled entities denoted (d) in Note 35 have provided the NSW Casino Control Authority (CCA) with a fixed and floating charge over all of the assets and undertakings of each company to secure payment of all monies and the performance of all obligations which they have to the CCA. The charge has a value of $1.5 billion and ranks second behind the Commonwealth Bank of Australia charge under its facility agreement.

(ii) Other

The controlled entity which is a participant in the joint venture described in Note 1(r) has entered into a deed of cross charge with its joint venture partner to cover the non-payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(c) Guarantee and Indemnity

The controlled entities denoted in Note 35(b) have entered into a guarantee and indemnity agreement (Note 35(d)) in favour of the CCA whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given.

NOTE 39 Contingent liabilities and contingent assets (continued)

Contingent liabilities (continued)

(d) Legal challenges

There are outstanding legal actions between controlled entities and third parties as at 30 June 2003. The economic entity has notified its insurance carrier of all litigation, and believes that any damages (other than exemplary damages) that may be awarded against the economic entity, in addition to its costs incurred in connection with the action, will be covered by its insurance policies where such policies are in place. However, given the nature of insurance, no assurance can be given that any such claims are not likely to have a material adverse effect on the economic entity. In the case of possible actions which, due to the demise of an underwriter do not have insurance cover, the economic entity considers that, on the balance of probability, no material losses will arise. This position will be monitored and in the event that a loss becomes probable, an appropriate provision will be made.

(e) Banking facilities

A controlled entity has provided a bank guarantee to WorkCover NSW for the amount of $11.766 million (2002: $5.500 million) which is required under the entity's self-insurance licence.

(f) Tax audit

A controlled entity has been audited by the Australian Taxation Office (ATO). The ATO has identified an issue which relates to the deductibility of rent of $120 million prepaid in December 1994 in relation to the Star City Casino site. The primary tax in dispute in relation to deductions claimed to date is approximately $33 million.

Under current Australian Accounting Standards the current profit impact of the primary tax in dispute would be approximately $13 million, the balance having a Statement of financial position impact only. On the basis of external advice and its assessment of the issue, TABCORP believes that the position taken in the income tax returns which have been lodged is correct.

(g) Undertakings – insurance deductible

Under the Casino Taxes Agreement, Star City is required to take out insurance in the name of the Casino Control Authority in respect of anticipated Weekly Duty and Community Benefit Levy arising out of partial or total loss or destruction of the Premises. The Agreement allows for a $1 million deductible for each and every loss.

Since the events of 11 September 2001, Star City has only managed to secure a 14-day loss deductible. Subsequent to 30 June 2003, TABCORP Holdings Limited has provided the CCA with a Deed of Undertaking to fund the shortfall of the difference between the current 14-day deductible and the $1 million required under the Casino Taxes Agreement (refer Note 40(b)). The directors believe this undertaking would not exceed $3–4 million for any one loss and believe such an event is remote.

(h) Jupiters Limited merger break costs

Under the terms of the Merger Implementation Agreement with Jupiters Limited, the economic entity may be liable to pay to Jupiters Limited break costs of $7.5 million as compensation if the merger does not proceed in certain circumstances. The economic entity considers such circumstances to be remote. Refer note 39(k).

(i) Interest rate option agreements

Under the interest rate option agreements referred to in Note 41(d) below, should the merger with Jupiters Limited not proceed, the agreements to enter into forward interest rate swaps may not be required. To the extent that the agreements are not entered into, the economic entity may be required to pay costs associated with closing out these agreements. Any amounts required to be paid will depend on the level of forward swap interest rates at that date.

Contingent assets

(j) Sale of land

During the year, a controlled entity disposed of land owned at 50 Union Street, Pyrmont. Proceeds of $12.3 million were received in February 2003. Part of the sale agreement includes an additional amount which is dependent upon the purchaser being able to seek an approved Development Application (DA) from Planning NSW to develop to a specified net lettable rent area. The additional payment cannot be reliably measured and no such approval has been received to date.

(k) Jupiters Limited merger break costs

Under the terms of the Merger Implementation Agreement with Jupiters Limited, Jupiters Limited may be liable to pay to the economic entity break costs of $12.2 million as compensation if the merger does not proceed in certain circumstances. The economic entity considers such circumstances to be remote. Refer Note 39(h).

NOTE 40 Events subsequent to reporting date

(a) Showboat Leighton Partnership

Following the purchase of the remaining 15% of Sydney Casino Management (SCM) on 30 June 2003 from Leighton Property Development Pty Limited, the Showboat Leighton Partnership will be dissolved, subject to the approval of the New South Wales Department of Gaming and Racing. Under the Sale Agreement, once this approval has been granted, the rights of SCM under the Casino Management Agreement (refer Note 38(f)) will be novated across to Showboat Australia Pty Limited.

(b) Deed of Undertaking to Casino Control Authority

Subsequent to 30 June 2003, TABCORP Holdings has provided a Deed of Undertaking as denoted in Note 39(g).

(c) Dividends

Since 30 June 2003, the directors have declared a dividend of 34 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $124.289 million (refer Note 5).

NOTE 41 Additional financial instruments disclosure

(a) Interest rate risk

The consolidated entity's exposure to interest rate risk and the effective interest rate for classes of financial assets and financial liabilities is set out below:

	Note	Effective Interest Rate	Floating Interest Rate	Fixed Interest Maturing in: 1 year or less	Fixed Interest Maturing in: 1 to 5 years	Interest Bearing – Employee Share Plan Loans (i)	Non-interest Bearing	Statement of Financial Position
		%	$'000	$'000	$'000	$'000	$'000	$'000
2003								
Financial assets								
Cash assets	7	0.2–4.25	34,606	–	–	–	22,400	57,006
Short-term deposits	7	4.60–4.75	50,624	–	–	–	–	50,624
Bank accepted bills	7	4.78–4.89	–	11,159	–	–	–	11,159
Receivables	8	–	–	–	–	–	9,762	9,762
Loans pursuant to employee share plan	10,17	up to 4.00	–	–	–	2,890	28,787	31,677
Loans to executive directors	17	up to 4.00	–	–	–	6,071	–	6,071
Loans – other	17	–	–	–	–	–	2,125	2,125
Total financial assets			85,230	11,159	–	8,961	63,074	168,424
Financial liabilities								
Trade creditors and accrued expenses	18, 24	–	–	–	–	–	167,831	167,831
Bank loans – unsecured	19, 25	5.28–5.45	597,898	–	–	–	–	597,898
Bank loans – secured	19, 25	7.94 (ii)	168,000	–	–	–	–	168,000
Total financial liabilities			765,898	–	–	–	167,831	933,729
Interest rate swaps (iii)	41(c)		(350,000)	350,000				–
2002								
Financial assets								
Cash assets	7	1.15–4.25	33,350	528	–	–	23,627	57,505
Short term deposits	7	4.60–4.65	69,338	–	–	–	–	69,338
Receivables	8	–	–	–	–	–	9,505	9,505
Loans pursuant to employee share plan	10,17	up to 5.00	–	–	–	6,638	27,075	33,713
Loans to executive directors	17	up to 5.00	–	–	–	1,122	4,470	5,592
Total financial assets			102,688	528	–	7,760	64,677	175,653
Financial liabilities								
Trade creditors and accrued expenses	18, 24	–	–	–	–	–	117,857	117,857
Bank loans – unsecured	19, 25	4.98–5.74	516,898	–	–	–	–	516,898
Bank loans – secured	19, 25	7.94 (ii)	260,000	–	–	–	–	260,000
Dividend payable	22	–	–	–	–	–	119,408	119,408
Total financial liabilities			776,898	–	–	–	237,265	1,014,163
Interest rate swaps (iii)	41(c)		(394,000)	44,000	350,000			–

(i) Interest bearing employee share loans are repayable from dividends with outstanding balances settled on cessation of employment.
(ii) The effective interest rate incorporates the effect of interest rate swaps.
(iii) Notional principal amounts

(b) Net fair values

The carrying amount of the entity's recognised financial assets and financial liabilities approximate their net fair value (refer Note 1(h)). The exception to the above is the net fair value of interest rate swap contracts, being unrecognised financial instruments amounting to $10.9 million (2002: $15.9 million). This value represents the estimated cost of cancelling the instruments (net of transaction costs) at balance date and is determined using independent market quotations and adopting conventional market valuation techniques.

NOTE 41 Additional financial instruments disclosure (continued)

(c) Unrecognised financial instruments – interest rate swaps

The entity has a policy of controlling exposure to interest rate fluctuations by the use of interest rate swaps or caps, accordingly a controlled entity has entered into interest rate swap agreements that are used to convert the variable interest rate of its long-term borrowings to medium-term fixed interest rates. These swaps are in accordance with the objective of hedging a portion of the interest rate risk in respect of its term and revolving debt facilities.

At 30 June 2003, a controlled entity has forward rate swap agreements which hedge a portion of the debt facilities through to their maturity in June 2004.

The controlled entity will pay fixed interest rates ranging from 7.28% to 8.61% (2002: 7.28% to 8.61%) and receive the bank bill swap rate calculated on the notional principal amount of the contracts.

At 30 June 2003, the notional principal amount of swaps in place at each year end through to the maturity of the contracts will be:

	30 June	
	2003	2004
$ million	350	–

The economic entity's policy is not to recognise interest rate swaps in the financial statements. Net settlement receipts and payments are recognised as an adjustment to interest expense on an accruals basis over the term of the swaps such that the overall interest expense on term debt reflects the average long term cost of funds achieved by entering into the swap agreements.

(d) Unrecognised financial instruments – interest rate options

During the year a controlled entity entered into options to enter into forward interest rate swap agreements. These instruments were entered into to provide the economic entity with the certainty that the interest rate applicable to a portion of the future debt associated with the proposed merger of Jupiters Limited, will be able to be fixed within a known range of interest rates. The interest rate options expire in December 2003.

As at 30 June 2003 the unrecognised fair value of the interest rate options is $1.2 million. The value represents the amount that would be receivable on cancelling the instruments (net of transaction costs) at balance date and is determined using independent market quotations and adopting conventional market valuation techniques.

At 30 June 2003 the notional principal amount of swaps to which the options related, in place at 30 June 2003 and through to the end of the contracts is:

Notional Amount	Interest Rate Range
$250 million	4.55% to 5.05%
$350 million	4.74% to 5.245%

(e) Credit risk exposures

The credit risk on financial assets which have been recognised on the statement of financial position is the carrying amount, net of any provision for doubtful debts. The economic entity is not materially exposed to one individual debtor. The economic entity minimises credit risk via adherence to a strict cash management policy.

In relation to unrecognised financial liabilities, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The economic entity's maximum credit risk exposure in relation to these is in respect of the interest rate swap contracts and the options to enter into interest rate swap contracts and is detailed in Notes 41(b) and 41(d) above.

Credit risk in trade receivables is managed in the following ways:

- the provision of cheque cashing facilities for casino gaming patrons is subject to detailed policies and procedures designed to minimise any potential loss, including the taking up of bank opinions and the use of a central credit agency which collates information from major casinos around the world.
- the provision of non-gaming credit is covered by a risk assessment process for all customers using the Credit Reference Association of Australia, bank opinions and trade references.

The maximum credit exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

DIRECTORS' DECLARATION

The directors declare that:

(a) the financial statements and associated notes of the company and of the economic entity comply with the accounting standards and Urgent Issues Group Concensus Views;

(b) the financial statements and notes of the company and of the economic entity give a true and fair view of the financial position as at 30 June 2003 and performance of the company and of the economic entity for the year then ended; and

(c) in the directors' opinion:
   (i) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and the companies and parent entity who are party to the deed described in Note 35(a) will, as an economic entity, be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee dated 8 June 1995 (as amended on 13 November 2000); and
   (ii) the financial statements and notes of the company and of the economic entity are in accordance with the Corporations Act 2001.

Made in accordance with a resolution of directors.

M.B. Robinson AO
Chairman

Melbourne, 13 August 2003

INDEPENDENT AUDIT REPORT TO MEMBERS OF TABCORP HOLDINGS LIMITED

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for TABCORP Holdings Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our statutory audit work, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion, the financial report of TABCORP Holdings Limited is in accordance with:

(a) the Corporations Act 2001, including:
   (i) giving a true and fair view of the financial position of TABCORP Holdings Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and
   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

Mary B Waldron
Partner

Melbourne, 13 August 2003

	2003	2002	2001	2000	1999
	$'000	$'000	$'000	$'000	$'000
Wagering, Gaming & Star City revenue	1,900,681	1,933,052	1,812,959	1,595,831	1,066,165
EBITDA	525,946	543,824	478,464	421,287	254,748
PBIT	420,737	435,301	365,067	326,219	220,135
Profit after income tax	252,624	260,959	187,682	174,780	143,341
Profit after income tax (pre goodwill)	270,579	278,911	205,775	187,476	143,341
Dividend	244,923	235,339	189,901	174,639	130,884
Cash and deposits	118,789	126,843	123,534	91,019	84,816
Other current assets	39,591	35,574	29,880	30,459	9,958
Licences/Management Agreement Rights	1,081,845	1,033,734	1,038,529	1,043,332	597,472
Goodwill	292,902	311,052	329,846	346,094	–
Other non-current assets	866,374	906,475	980,186	1,060,303	199,396
Total assets	2,399,501	2,413,678	2,501,975	2,571,207	891,642
Current interest-bearing liabilities	450,898	144,000	229,052	196,871	38,000
Other current liabilities	238,196	291,283	252,123	287,267	211,412
Non current interest-bearing liabilities	315,000	632,898	710,000	780,154	–
Other non-current liabilities	75,531	69,120	67,590	68,851	15,027
Total liabilities	1,079,625	1,137,301	1,258,765	1,333,143	264,439
Shareholders' funds	1,319,876	1,276,377	1,243,210	1,238,064	627,203
Capital expenditure	56,436	47,230	46,672	67,715	97,101

	cents	cents	cents	cents	cents
Earnings per share – pre goodwill	73.5	74.8	55.3	53.7	47.1
Earnings per share – post goodwill	68.7	70.0	50.4	50.1	47.1
Dividend per share	67.0	63.0	51.0	47.0	43.0
Operating cash flow per share	90.7	100.0	65.7	60.5	39.1
Return on shareholders' funds (post goodwill)	18.8%	19.0%	14.1%	15.6%	18.8%
Net assets per share	$3.61	$3.42	$3.34	$3.33	$2.06

Operating revenue	$'000	$'000	$'000	$'000	$'000
Wagering	421,302	403,610	380,339	363,107	352,967
Gaming	848,137	917,569	846,349	794,348	713,198
Star City	631,242	611,873	586,271	438,376	–
Total	1,900,681	1,933,052	1,812,959	1,595,831	1,066,165

EBITDA - Earnings before interest, tax, depreciation and amortisation
PBIT - Profit before interest and tax

Share capital

TABCORP has on issue 365,556,521 fully paid ordinary shares.

The company conducted an on market share buy-back between 10 May 2002 and 17 December 2002, for which a total of 11,278,081 shares were bought back and subsequently cancelled for a total consideration of $128,729,792.87 (excluding brokerage calculated at 0.1%). The buy-back was undertaken as part of TABCORP's policy to maximise returns to shareholders and formed part of the company's efficient capital management strategy. There is not currently any share buy-back in respect of the company's shares.

Substantial shareholders

The following substantial shareholder notices have been lodged in accordance with section 671B of the Corporations Act 2001:

Name	Date of interest	Number of ordinary shares[1]	% of issued capital[2]
Maple-Brown Abbott Limited	31 July 2003	30,308,972	8.29
Perpetual Trustees Australia Limited	5 December 2002	30,073,434	8.16
UBS Nominees Pty Ltd	16 June 2003	22,513,668	6.16

[1] as disclosed in last notice lodged.
[2] the percentage set out in the notice is calculated on the total issued share capital of the company at the date of change in interest.

Distribution of shareholdings

Number of shares held	Number of holders	% of holders	Number of ordinary shares	% of issued capital
1 – 1,000	49,753	62.91	30,842,336	8.44
1,001 – 5,000	25,919	32.77	60,204,584	16.47
5,001 – 10,000	2,302	2.91	17,397,417	4.76
10,001 – 100,000	990	1.25	23,729,305	6.49
100,001 and over	119	0.15	233,382,879	63.84
Total	79,083	100.00	365,556,521	100.00

Voting rights

All shares issued by TABCORP Holdings Limited carry one vote per share. Part 4 of the Gaming and Betting Act 1994 and Rules 134 to 142 of the company's Constitution contain certain restrictions in relation to shareholding interests. Failure to comply with certain provisions of the Gaming and Betting Act or the Constitution can result in suspension of voting rights.

Twenty largest shareholders*

Name	Number of ordinary shares	% of issued capital
J P Morgan Nominees Australia Limited	39,796,277	10.89
National Nominees Limited	39,348,227	10.76
Westpac Custodian Nominees Ltd	38,697,326	10.59
RBC Global Services Australia Nominees Pty Limited	37,703,080	10.31
Citicorp Nominees Pty Limited	10,145,553	2.78
Commonwealth Custodial Services Limited	8,050,048	2.20
Queensland Investment Corporation	7,220,987	1.98
ANZ Nominees Limited	5,367,929	1.47
Cogent Nominees Pty Limited	5,131,953	1.40
HSBC Custody Nominees (Australia) Limited	4,769,851	1.30
AMP Life Limited	3,844,478	1.05
IOOF Investment Management Ltd	1,733,254	0.47
Invia Custodian Pty Limited	1,683,315	0.46
NRMA Nominees Pty Limited	1,656,162	0.45
UBS Warburg Private Clients	1,605,140	0.44
Merrill Lynch (Australia) Nominees Pty Ltd	1,395,401	0.38
Australian United Investment Co Limited	1,190,000	0.33
Perpetual Trustee Co Ltd (Hunter)	1,059,844	0.29
PSS Board	1,048,470	0.29
Government Superannuation Office	1,036,170	0.28
Total of top twenty shareholders	212,483,465	58.13

* On a grouped basis

Marketable Parcel

There were 114 shareholders holding less than a marketable parcel ($500) based on a market price of $11.40 at the close of trading on 21 August 2003.

Shareholding Restrictions

On 19 June 2002, Royal Assent was given to the Gaming Legislation (Amendment) Act, enabling TABCORP's individual shareholder restriction to be increased from 5% to 10%, and removing the previous 40% foreign ownership restriction.

SHAREHOLDER ENQUIRIES

Investors seeking information about their shareholding should contact the company's Share Registry. Shareholders should have their Shareholder Reference Number (SRN) available to assist in responding to their enquiries.

TABCORP's Share Registry
ASX Perpetual Registrars Limited
GPO Box 1736P, Melbourne Vic 3001
Telephone: 03 9615 9999
Toll Free: 1300 665 661
Facsimile: 03 9615 9900
Facsimile: 03 9615 9744 (proxy forms only)
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

SHARE REGISTRY ON-LINE AT www.asxperpetual.com.au

The Share Registry's website allows shareholders to check their current and previous holding balances. Shareholders can also check and update their annual report election and Tax File Number (TFN) or Australian Business Number (ABN). There are also a number of forms that can be downloaded to advise a change of address or change of direct credit details for dividend payments.

GENERAL ENQUIRIES ABOUT TABCORP

If you would like more information about the company, you are invited to contact:

TABCORP's Shareholder Relations Manager
Telephone: 03 9868 2779
Facsimile: 03 9868 2726
Email: investor@tabcorp.com.au
Website: **www.tabcorp.com.au**

TABCORP ON THE WEB AT www.tabcorp.com.au

Investor information is available on TABCORP's website. This website includes key Australian Stock Exchange announcements, Annual and Half-Yearly Reports and general company information.

STOCK EXCHANGE LISTING

The company's shares are listed on the Australian Stock Exchange under the code 'TAH'. Trading information is published in daily newspapers.

AMERICAN DEPOSITARY RECEIPTS

The company's shares are traded in sponsored American Depositary Receipts (ADR) form in the United States of America. ADR holders receive all information sent to shareholders and receive their dividends in US dollars. Each ADR represents 10 TABCORP ordinary shares. Enquiries about ADRs should be made to:

Anita Sung
Assistant Vice President
The Bank of New York – ADR Division
101 Barclay Street, New York 10286 USA
Telephone: +212 815 8161
Telephone: 1 888 BNY ADRs (shareholder relations, US residents)
Telephone: +1 610 312 5315 (shareholder relations, non US residents)
Facsimile: +212 571 3050
Website: www.adrbny.com

REMOVAL FROM THE ANNUAL REPORT MAILING LIST

Shareholders who do not wish to receive the Annual Report or Half-Yearly Report should advise the company's Share Registry in writing. The last six Annual Reports are currently available from the company's website. This report and future reports will be made available on the website shortly after being mailed to shareholders.

CHANGE OF ADDRESS

Shareholders should advise the Share Registry immediately in writing as soon as there is a change to their address, or bank account details if required for dividend payment purposes. Broker sponsored shareholders should advise their sponsoring broker.

DIRECT CREDIT OF DIVIDENDS

Dividend payments may be credited into a nominated account with a financial institution in Australia. You should advise the Share Registry in writing of your details. Recent dividend payments are detailed in the Directors' Report.

DIVIDEND REINVESTMENT PLAN (DRP)

TABCORP's DRP has previously been inoperative, however a new DRP will commence operation for the next interim dividend.

TAX FILE NUMBER (TFN)/AUSTRALIAN BUSINESS NUMBER (ABN)

The company is obliged to deduct tax at the top marginal rate plus Medicare levy from any unfranked or partially franked dividends paid to Australian resident shareholders who have not supplied their TFN, ABN or exemption details. For those shareholders who have not provided this information and would like to do so, please contact the company's Share Registry.

CONSOLIDATION OF SHAREHOLDINGS

If you have received more than one Annual Report for the same shareholding, please contact the company's Share Registry to consolidate your details into a single shareholding.

PRIVACY

TABCORP respects the privacy of its stakeholders. TABCORP's Privacy Policy is available on our website at **www.tabcorp.com.au**

INVESTMENT WARNING

Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise. TABCORP strongly recommends investors seek independent professional advice before making investment decisions.

KEY DATES

2003	**Date**
Annual General Meeting (at Star City, Sydney)	30 October
2004*	
Half-year results announcement	19 February
Ex-dividend for interim dividend	25 February
Record date for interim dividend	2 March
Interim dividend payment	6 April
End of financial year	30 June
Full-year results announcement	12 August
Ex-dividend for final dividend	18 August
Record date for final dividend	24 August
Final dividend payment	30 September
Annual General Meeting	28 October

* These dates may change. See the company's website for updates.

DISCLOSING INFORMATION

TABCORP immediately informs the Australian Stock Exchange of anything that may affect the company's share price.

COMPANY DIRECTORY

Directors
M.B. Robinson AO (Chairman)
M.J. Slatter (Managing Director & Chief Executive Officer)
A.G. Hodgson (Deputy Chairman)
P.G. Satre
P.H. Wade
R.F.E. Warburton
W.V. Wilson

Company Secretary
P.H. Caillard

Registered Office
TABCORP Holdings Limited
5 Bowen Crescent
Melbourne Vic 3004
Australia
Telephone: 03 9868 2100
Facsimile: 03 9868 2300
Email: investor@tabcorp.com.au

Website
www.tabcorp.com.au

Share Registry
ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne Vic 3000
Australia
Toll Free: 1300 665 661
Telephone: 03 9615 9780
Website: www.asxperpetual.com.au

Independent Auditors
Ernst & Young – External auditors
KPMG – Internal auditors

Stock Exchange Listing
TABCORP Holdings Limited shares are quoted on the Australian Stock Exchange under the code 'TAH'.
The company's shares are traded in sponsored American Depositary Receipt (ADR) form in the United States of America.

TABCORP

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Vic 3000
GPO Box 1736
Melbourne Vic 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

03 OCT -9 AM 7:21

Dividend and Notice of Annual General Meeting

Dear Shareholder,

Please find enclosed your dividend cheque or direct credit advice, and a Notice of Meeting.

I am pleased to invite you to TABCORP's 2003 Annual General Meeting, which will be held at the Grand Harbour Ballroom, Level 3, Star City Hotel, 80 Pyrmont Street, Pyrmont, Sydney, at 10.00am on Thursday 30 October 2003. Enclosed is your Notice of Meeting and Explanatory Notes which sets out the items for consideration at the meeting.

If you are attending the Meeting, please bring this letter with you to enable prompt registration on your arrival.

If you are unable to attend the Meeting, you are encouraged to appoint a proxy to vote on your behalf, which can be done by completing the enclosed proxy form. The proxy form should be returned to the company's share registry either by facsimile on (03) 9615 9744 or in the envelope provided and be received at least 48 hours before the Meeting to be valid.

On the reverse of this letter is a map of the Star City Hotel and details regarding parking and public transport options.

The Meeting will be webcast live on the company's website at **www.tabcorp.com.au**

May I also encourage you to use the online share registry facility available on the company's website to conduct standard shareholding enquiries and transactions, including electing not to receive an annual report, electing to receive dividend payments by direct credit, and changing your registered address.

Copies of the Notice of Meeting are available in large print to assist vision impaired shareholders. Please contact the company's Shareholder Relations Manager by telephone on (03) 9868 2779 to receive a copy.

I look forward to welcoming you to the Meeting.

Yours faithfully,

MICHAEL ROBINSON AO
Chairman

HOW TO GET TO THE MEETING

Star City is located on the foreshore of Sydney Harbour.

There are many ways that you can get to Star City. You can get here by taking the Metro Light Rail from Central Railway Station or the Monorail from the city to Darling Harbour. There are also public bus and ferry services that depart from Circular Quay, or take a short walk from Town Hall to Star City over the Pyrmont Bridge.

When you arrive at Star City proceed to the Grand Harbour Ballroom, which is located on the third floor of the Hotel tower.

By Public Bus Routes

The State Transit buses 443 and 888 regularly depart Circular Quay with stops including Town Hall before arriving at Star City. For route and timetable information call 13 15 00.

By Metro Light Rail

Departs from Central Station via Darling Harbour to Star City every 10 to 15 minutes. For further information call (02) 9552 2288.

By Monorail

The Sydney Monorail links the city, Darling Harbour and Chinatown. Harbourside is the closest station and is only a seven minute walk to Star City. It operates every three to five minutes. For further information call (02) 8584 5288.

By Car

The main access roads into Star City are Pyrmont Street and Pirrama Road. The Star City car park can be entered using either Pirrama Road or Edward Street. There are also a number of other car parks located in the area, please refer to the map below for these locations.

By Taxi

The taxi pick-up and drop-off point is located on our porte cochere (driveway), off Jones Bay Road.

By Ferry

Ferries operate from Circular Quay and stop at the wharf across from Star City. For route and timetable information on State Transit's Darling Harbour ferry to Pyrmont Bay Wharf call 13 15 00.



THE ROCKS
Circular Quay
Royal Botanic Gardens
AMP Tower Centrepoint
MILLERS POINT
WESTERN DISTRIBUTOR
KING ST
MARKET ST
Hyde Park
PARK ST
Town Hall
QVB
Town Hall Railway Station
ELIZABETH ST
CASTLEREAGH ST
DRUITT ST
GEORGE ST
BATHURST ST
SUSSEX ST
PYRMONT BRIDGE
HARBOUR ST
PIRRAMA RD
METRO LIGHT RAIL
UNION ST
EDWARD ST
MURRAY ST
Star City
JONES BAY RD
PYRMONT ST
ALLEN ST
HARRIS ST
DARLING DRIVE
PYRMONT STREET
Metro Light Rail
Monorail
Public car park

NOTICE OF ANNUAL GENERAL MEETING

TABCORP HOLDINGS LIMITED

ABN 66 063 780 709 5 BOWEN CRESCENT, MELBOURNE AUSTRALIA 3004

03 OCT -9 AM 7:21

Notice is hereby given that the Annual General Meeting of TABCORP Holdings Limited (the 'Company') will be held at the Grand Harbour Ballroom, Star City Hotel, 80 Pyrmont Street, Pyrmont, Sydney on Thursday, 30 October 2003 at 10.00 a.m.

Item 1 – Financial Statements and Reports

To receive and consider the Financial Statements and the Reports of the Directors and of the Auditor in respect of the year ended 30 June 2003.

Item 2 – Re-Election of Directors

In accordance with the Company's Constitution:

(a) Mr A.G. Hodgson retires and being eligible offers himself for re-election.

(b) Mr R.F.E. Warburton retires and being eligible offers himself for re-election.

Item 3 – Amendments to Constitution

To consider and, if thought fit, pass the following resolution as a special resolution:

'That, subject to receiving the written approval of the New South Wales Casino Control Authority and with effect from the later of the passing of this resolution and the receipt of that approval, the Constitution tabled at the meeting and signed by the Chairman for the purpose of identification be approved and adopted as the Constitution of the Company in substitution for and to the exclusion of the existing Constitution of the Company.'

(Refer explanatory memorandum annexed).

Item 4 – Remuneration of Directors

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the maximum aggregate amount out of which Directors' fees may be paid to all Directors by the Company and subsidiaries of the Company for their services as Directors of the Company or of such subsidiaries, in respect of each financial year of the Company commencing 1 July 2003, be increased from a total of $1,200,000 per annum to a total of $1,500,000 per annum.'

(Refer explanatory memorandum annexed).

Item 5 – Long Term Performance Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the Company hereby approves the implementation and administration of the TABCORP Holdings Limited Long Term Performance Plan for eligible executives of the Company in accordance with the Rules of the TABCORP Holdings Limited Long Term Performance Plan, a copy of which is tabled at the meeting and signed by the Chairman for the purposes of identification.'

(Refer explanatory memorandum annexed).

FOR THE PURPOSE OF ASSISTING VISION IMPAIRED SHAREHOLDERS, A COPY OF THIS NOTICE IN LARGE PRINT IS AVAILABLE BY CALLING (03) 9868 2779.

Item 6 – Deferred Share Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the Company hereby approves the implementation and administration of the TABCORP Holdings Limited Deferred Share Plan for eligible employees of the Company in accordance with the Rules of the TABCORP Holdings Limited Deferred Share Plan, a copy of which is tabled at the meeting and signed by the Chairman for the purposes of identification.'

(Refer explanatory memorandum annexed).

Item 7 – Participation by the Managing Director and Chief Executive Officer in TABCORP employee share schemes

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That, subject to the passage of the resolutions proposed in Items 5 and 6, in accordance with ASX Listing Rule 10.14, the Company is hereby authorised to grant to the Managing Director and Chief Executive Officer of the Company, Matthew Slatter, any or all of the following during the three year period following the Annual General Meeting on 30 October 2003:

a. Performance Options over ordinary shares pursuant to the Company's Long Term Performance Plan;

b. Share Rights over ordinary shares pursuant to the Company's Long Term Performance Plan; and

c. Fully paid ordinary shares ('Shares') pursuant to the Company's Deferred Share Plan;

in quantities not exceeding those set out below:

Securities	Plan	Maximum number
Performance Options	Long Term Performance Plan	1,500,000
Share Rights	Long Term Performance Plan	140,000
Shares	Deferred Share Plan	190,000

(Refer explanatory memorandum annexed).

Item 8 – Exclusion of issues under employee share schemes from ASX 15% Cap

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That, subject to the passage of the resolutions proposed in Items 5 and 6, for the purposes of ASX Listing Rule 7.2 Exception 9, the Company hereby approves the issue of:

a. Performance Options over ordinary shares pursuant to the Company's Long Term Performance Plan;

b. Share Rights over ordinary shares pursuant to the Company's Long Term Performance Plan; and

c. Fully paid ordinary shares pursuant to the Company's Deferred Share Plan,

during the three year period following the Annual General Meeting on 30 October 2003 as an exception to ASX Listing Rule 7.1.'

(Refer explanatory memorandum annexed).

Item 9 – Dividend Reinvestment Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That for the purpose of Exception 7 in ASX Listing Rule 7.2, Exception 3 in ASX Listing Rule 10.12 and for all other purposes, approval be given to the terms of the TABCORP Holdings Limited Dividend Reinvestment Plan, a copy of which is tabled at the meeting and signed by the Chairman for the purposes of identification.'

By Order of the Board

P.H. Caillard
Company Secretary
Dated: 30 September 2003

EXPLANATORY MEMORANDUM

Voting at the Meeting

1. The Company has determined that for the purpose of voting at the meeting or adjourned meeting, shares will be taken to be held by those persons recorded in the Company's Register of Members as at 7.00 p.m. (Eastern Standard Time) on Tuesday, 28 October 2003.
2. On a poll, ordinary shareholders have one vote for every fully paid ordinary share held (subject to the restrictions on voting referred to below).

Voting by Proxy

1. A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. If the shareholder appoints two proxies and the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes. An additional form of proxy will be supplied by the Company on request.
2. In the case of joint shareholders, the form of proxy must be signed by either one or both of the joint shareholders personally or by attorney. If you are signing as an attorney then the power of attorney must have been noted by TABCORP's Share Registry or a certified copy must accompany the proxy form.
3. If the shareholder is a corporation, the form of proxy may be executed under its common seal, or under the hand of two directors of the company or a director and a company secretary of the company. If there is a sole director who is also the sole secretary, the form of proxy may be signed by that person.
4. A proxy need not be a shareholder of the Company.
5. If the Chairman of the meeting is appointed as your proxy without a direction as to how to vote, he will vote in support of the resolution.
6. To be effective, a form of proxy must be received by the Company at the postal address shown below or at the Company's registered office, 5 Bowen Crescent, Melbourne, Victoria, 3004, or at the facsimile number (03) 9615 9744, not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).

A Form of Proxy accompanies this Notice of Annual General Meeting.

1. In accordance with the ASX Listing Rules, the Company will disregard any votes cast on resolutions 4, 5, 6, 7 and 8 by:
   - a Director of the Company; and
   - an associate of a Director of the Company.

   However, the Company need not disregard a vote if:
   - it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
   - it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides (and the acknowledgement box on the proxy form in relation to resolutions 4, 5, 6, 7 and 8 is marked).
2. Part 4 of the Gaming and Betting Act 1994 (Vic) and Part 2 (Rules 134 to 141) of the Company's Constitution contain provisions regulating the exercise of voting rights by persons with prohibited shareholding interests.
3. Section 53 of the Gaming and Betting Act 1994 (Vic) sets out the regulation of shareholding interests. The Minister has the power to request information to determine whether that person has a prohibited shareholding interest. If a person fails to furnish these details within the time specified or, in the opinion of the Minister, the information is false or misleading, the Minister can declare the voting rights of those shares suspended.

For Lodgement of Proxy Form

Proxy forms may be lodged at the Company's registered office or at the following addresses:

ASX Perpetual Registrars Limited GPO Box 1736 Melbourne Vic 3001	or	ASX Perpetual Registrars Limited Level 4 333 Collins Street Melbourne Vic 3000

or by facsimile: (03) 9615 9744.

EXPLANATORY NOTES

Resolution 3 – Amendments to Constitution

In connection with the proposed merger with Jupiters Limited ('Jupiters'), and following consultation with the Queensland Office of Gaming Regulation (the 'QOGR'), the Board recommends that the Company amend its Constitution by way of adopting a new Constitution to incorporate certain provisions relating to the proposed merger with Jupiters, and to make certain amendments resulting from changes to the Corporations Act and the Gaming and Betting Act 1994 (Vic).

The proposed amendments fall into two categories. Those relating to the proposed merger with Jupiters, and those which update existing provisions in the Constitution so as to bring them into line with the Corporations Act 2001 (Cth) and the Gaming and Betting Act 1994 (Vic).

In light of the changes to various parts of the Constitution and the fact that some of the amendments are of a non-substantive nature, the Board has decided that it is more appropriate to adopt a new Constitution incorporating the proposed amendments, rather than put forward a lengthy resolution proposing each specific amendment. The changes proposed to be made to the Constitution which your Board considers significant are set out below. Shareholders may inspect a copy of the proposed Constitution together with a copy marked up to show all changes at the registered office of the Company at Level 12, 5 Bowen Crescent, Melbourne during normal business hours. Alternatively, shareholders may request a copy of the Constitution from the Company Secretary by telephoning +61 3 9868 2112 and a copy will be sent by mail at no cost.

The significant changes to the Constitution are as follows.

Certain amendments to the Constitution are proposed in connection with the proposed merger with Jupiters. Jupiters shareholders will consider the proposed merger, which is to be implemented by way of scheme of arrangement under the Corporations Act 2001 (Cth), at a meeting of Jupiters ordinary shareholders convened for 24 October 2003. The merger with Jupiters is conditional on the Company obtaining the approvals necessary from the Queensland State Government.

As at the date of this Notice of Meeting, the Queensland State Government is still considering the Company's application to obtain the necessary regulatory approvals. It may be a condition of the grant of the necessary approvals by the Queensland State Government, or a factor which is taken into consideration by the Queensland State Government in determining whether to grant the necessary approvals, that the proposed amendments set out below are made to the Company's Constitution.

These proposed amendments to the Constitution are intended to give the Treasurer of Queensland, or such other person responsible for administering the Casino Control Act 1982 (Qld) (the 'Queensland Minister'), and (in some cases) certain other decision makers under applicable gaming laws of Queensland, similar powers to those presently conferred under the Company's Constitution upon the New South Wales Casino Control Authority (which were included in the Constitution following the Company's acquisition of Star City Holdings Limited), as well as conferring certain powers on the Queensland Minister which are presently contained in the constitution of Jupiters.

The Board believes that it is in the best interests of the Company to amend the Constitution in the manner described below to both assist in obtaining the necessary approvals from the Queensland State Government and, if the merger with Jupiters becomes effective, to protect the Company's investment in Jupiters, since the inclusion of these provisions in the Constitution will assist in ensuring that the Company remains a suitable person to be concerned in or associated with the ownership, management or operations of a casino in Queensland.

If passed, the proposed amendments to the Constitution in connection with the merger of Jupiters will have the following effect:

1. Approval of Directors

As part of the Company's probity requirements, all Directors must receive certain regulatory approvals before they are appointed to the position of Director. It is proposed that the Constitution be amended by providing that the Queensland Minister must approve the appointment of a person as a Director of the Company prior to their appointment. The Constitution already contains a similar provision, in that the New South Wales Casino Control Authority must approve the appointment of a person as a Director prior to their appointment.

2. Disposals and transfers of shares

It is proposed that the Constitution be amended to provide that the Company may be required to enforce the disposal of shares in itself held by any person who, in accordance with the applicable gaming laws in Queensland, is considered not to be, or has ceased to be, a suitable person to be associated or connected with the ownership, administration or management of the operations or business of the Company, Jupiters or any subsidiary of Jupiters or a casino in Queensland. If the shareholder fails to dispose of the shares, the Company will be able to dispose of the shares on behalf of the shareholder at a fair market value, determined in accordance with the Constitution, or the best price which the Company is able to obtain. Until the relevant shares are sold, the dividend and voting rights attaching to the shares are suspended.

The Constitution already contains similar provisions which give the New South Wales Casino Control Authority the power to determine that a 'close associate' of Star City Pty Ltd (the New South Wales casino licensee) who has shares in the Company is not a suitable person to be concerned in or associated with the operation or management of a casino, and to require the shareholder to dispose of their shares in the Company.

It is also proposed that the Constitution be amended so that the Board may refuse to register a transfer of securities which is or might be in breach of the Casino Control Act 1982 (Qld) or any other applicable gaming law of Queensland, or the terms of a Queensland casino licence or any associated agreement between the Company and the State of Queensland. A similar provision, relating to, amongst other things, transfers which might be in breach of the New South Wales Casino Control Act is already included in the Constitution.

3. Vacation of office of Director

It is proposed that the Constitution be amended to provide that the office of a Director will be vacated if a notice is issued under an applicable gaming law of Queensland to the effect that the Director is not or has ceased to be a suitable person to be associated or connected with the ownership, administration or management of the operations or business of the Company, Jupiters or a subsidiary of Jupiters or a casino in Queensland.

4. Shareholding restrictions

The amendments to the Constitution will also result in the inclusion of a provision to the effect that, without the prior written consent of the Queensland Minister, a person's voting power in the Company must not exceed 10%. The Victorian Gaming and Betting Act presently provides that a person's voting power in the Company must not exceed 10%. If a shareholder fails to comply with this provision in the Constitution and fails to dispose of shares upon being required by the Company to do so in accordance with the Constitution, the Company may sell the shares on behalf of the shareholder at a fair market value, determined in accordance with the Constitution, or at the best price the Company is able to obtain. Until the relevant shares are sold, the dividend and voting rights attaching to the shares will be suspended. The Company's Constitution already includes similar provisions, in that it provides that, without the prior written consent of the New South Wales Casino Control Authority, a person's voting power in the Company must not exceed the limit contained in the Gaming and Betting Act 1994 (Vic), and provides for the divestiture mechanism referred to above whereby, if a shareholder does not comply with the shareholding restriction provision, the Company may sell the shares on the shareholder's behalf if the shareholder fails to dispose of the shares.

5. Disposal of shares in certain subsidiaries

The proposed amendments will mean that the Company can only dispose of its interest in TABCORP Participant Pty Ltd or TABCORP Investments No.2 Pty Ltd (which are the wholly owned subsidiaries through which the Company will hold its interest in Jupiters) to a person approved by the Queensland Minister (and, in the case of TABCORP Participant Pty Ltd, a person approved by the New South Wales Casino Control Authority).

6. Statutory declarations

The amendments will enable the Company to forward to the Queensland Minister a copy of any statutory declaration which is given to the Company by a shareholder pursuant to Rule 137 of the Constitution. A similar provision is already included in the Constitution in so far as it relates to the New South Wales Casino Control Authority.

7. Auditor

To give the Queensland Minister additional comfort that the Company will continue to properly prepare its accounts, the new Constitution provides that no person, other than one of the four major accounting firms operating in Australia from time to time, will be appointed as auditor of the Company unless their appointment as auditor has first been approved in writing by the Queensland Minister. A similar provision is already included in the Constitution in so far as it relates to the New South Wales Casino Control Authority.

8. Entrenched provisions

To ensure that the Company continues to comply with each of the above provisions, it is proposed that the Constitution be amended to provide that the provisions which have been included at the request of the State of Queensland cannot be varied without the consent of the Queensland Minister.

As mentioned above, these provisions have been based closely on, and are in addition to, existing provisions in the Company's Constitution (which was amended at the Annual General Meeting in November 1999 to confer certain powers on the New South Wales Casino Control Authority following the acquisition by the Company of Star City Holdings Limited).

Other amendments

In addition to the above, the adoption of the new Constitution will also result in the following amendments:

(a) **Corporations Act:** References in the Constitution to the Corporations Law will be changed to the Corporations Act 2001 (Cth).

(b) **New South Wales Casino definitions:** A number of definitions in the Constitution referable to the Company's interest in the Star City Casino in New South Wales are proposed to be amended to include reference to 'New South Wales' at the start of the definitions, given that, upon the merger with Jupiters becoming effective, the Company will have casino operations in both New South Wales and Queensland.

(c) **Capital reductions:** An amendment is proposed so that the Company may reduce its capital in any manner permitted by law. The amendment reflects changes to the Corporations Law (now Corporations Act) to the effect that not all reductions of capital which are required to be approved by shareholders or, if shareholder approval is required, require a special resolution.

(d) **Gaming and Betting Act, relevant interests and voting power:** Certain amendments are also proposed to update the Constitution so that the definition of 'relevant interest' and the concept of voting power in the Constitution follows the amendments made to the Gaming and Betting Act 1994 (Vic) (the amendments to the Gaming and Betting Act bringing the concepts into line with the applicable provisions in the Corporations Act 2001 (Cth)). The amendments result in certain definitions and Rules in the Constitution being updated to refer to the relevant sections of the Corporations Act (as opposed to the corresponding provisions in the Corporations Law), and the update of certain other provisions to take account of the move from the 'entitlement' concept to the 'voting power' concept, including certain Rules of a transitional nature which were previously included in the Constitution at the Annual General Meeting in 2001 (to deal with the transition associated with the amendments to the Gaming and Betting Act 1994 (Vic) to move from the 'entitlement' concept in Chapter 6 of the Corporations Act to the 'voting power' concept).

Approval of New South Wales Casino Control Authority

Rule 136 of the Company's Constitution provides that the Company must obtain the prior written approval of the New South Wales Casino Control Authority to amend certain Rules in the Constitution. Accordingly, this resolution is expressed to be subject to receiving the written approval of the New South Wales Casino Control Authority. The result is that if this resolution is passed as a special resolution it will be of no effect unless, and until, the change to the Constitution has been approved by the New South Wales Casino Control Authority.

Resolution 4 – Remuneration of Directors

It is proposed that the maximum aggregate sum which may be paid as Non-Executive Directors' fees be increased by $300,000 to $1,500,000 per annum from the current amount of $1,200,000.

The proposed merger with Jupiters Limited will significantly increase the size and diversity of the Company's operations. Following the merger with Jupiters, the merged group will operate approximately 18,000 gaming machines, with four casinos and hotel facilities in Queensland and New South Wales, off-course wagering and sportsbetting operations in Victoria, Keno operations on the east coast of Australia, gaming machine monitoring operations in Victoria and Queensland, the AWA technology servicing business and an international monitoring, gaming and totalisator sales business.

If the Company acquires all of the ordinary shares in Jupiters then it intends to offer two Board seats to current members of the board of Jupiters – Lawrence Willett and John Story. This will result in an increase to the number of Non-Executive Directors on the Board of the Company.

The proposed increase in the maximum aggregate amount which may be paid as Non-Executive Directors' fees will accommodate the appointment of these two additional Directors, and will also allow for adjustments to fees to reflect movements in remuneration for Non-Executive Directors of comparable companies over time. The Company will continue to have regard to market practice in determining an appropriate level of remuneration for its Directors and full disclosure will be made to shareholders in each Annual Report.

In addition, the Board decided that retirement benefits for Non-Executive Directors will cease to accrue for services provided after 30 June 2003 and fees will be adjusted to take into account this change.

Resolution 5 – Long Term Performance Plan

Resolution 5 seeks approval of the implementation and administration of a long term executive incentive plan known as the 'TABCORP Holdings Limited Long Term Performance Plan' (the 'Long Term Performance Plan').

Background

As the Company enters a new phase of its growth, the Company is taking a fresh approach to the reward of employees whose actions and decisions have strategic and operational importance to the Company. Under this new approach, key employees will be provided with a total annual reward package comprising a mix of base pay (consisting of salary and benefits), a short term incentive component and a long term incentive component. The long term incentive component of the total annual reward package is intended to be delivered under the new Long Term Performance Plan.

The implementation of a new Long Term Performance Plan for executives of the Company is intended to replace the Long Term Incentive Plan that was adopted following the corporatisation and listing of the Company in August 1994. At that time, the Long Term Incentive Plan was the appropriate vehicle for focusing executives on the share price growth of the newly listed entity. However, the Company has determined that the implementation of a new long term incentive vehicle for executives is imperative in order to align reward with longer term Company performance and to meet changing investor and market expectations.

Specifically, the new reward strategy, and the Long Term Performance Plan as part of this, will:

- redefine and reinforce performance in the Company in support for its strategic direction and objectives;
- act as a catalyst to strengthen the focus on performance; and
- allow the Company to keep in step with a changing competitive landscape, particularly in relation to the attraction and retention of talented employees.

Overview of the Long Term Performance Plan

Allocations to senior executives under the Long Term Performance Plan will be structured to deliver an average annual target reward value of up to 25% of the total annual reward package. Allocations for other executives will provide a more conservative reward outcome as a percentage of total annual reward.

Performance Options and Share Rights

Reward under the Long Term Performance Plan will be delivered via a mix of Performance Options and Share Rights. Performance Options will have an exercise price based on the value of the underlying fully paid ordinary shares at grant, and with vesting to the participant dependent on the meeting of performance and time-based criteria. Share Rights will deliver the whole value of fully paid ordinary shares to the participant again with vesting being dependent on both performance and time-based criteria.

Why a mix of Performance Options and Share Rights?

Properly structured, the Board believes that Performance Options are still the most effective instrument for rewarding executives for the growth in shareholder value over the medium to longer term. Share Rights provide an efficient mechanism to align employee and shareholder interests while requiring less equity than options to provide a similar reward value to participants. Generally speaking, it is intended that the reward package for senior executives will have a greater emphasis on Performance Options, while the reward package for other key employees will have a greater emphasis on Share Rights.

Summary of the operation of the Long Term Performance Plan

Scope of Long Term Performance Plan

The Rules of the Long Term Performance Plan set out broad parameters as to the manner in which the Company may implement and administer the plan. The administration of the Long Term Performance Plan will be in accordance with these Rules and may be amended by the Board.

Performance Options and Share Rights will be granted on such terms and conditions as the Board determines in its discretion. Set out below are the terms and conditions which the Board intends to apply to offers to the Company's eligible executives pursuant to the plan. Subject to the Rules of the Long Term Performance Plan, the Board may at any time amend any or all of the terms and conditions of offer under the plan.

Participation

The selection of participants in the Long Term Performance Plan will be determined by the Board from time to time. However, as mentioned above, participation in the plan is intended as a component of annual reward for executives whose performance is of strategic and operational importance to the Company.

Grants of Performance Options and Share Rights

The number of Performance Options and Share Rights granted under the Long Term Performance Plan will depend on:

- the target reward value of long term incentives as part of the total annual reward package. As noted, for senior executives the average annual target reward value of long term incentives will be up to 25% of their total annual reward package;
- the mix between Performance Options and Share Rights as determined by the Board; and
- a remuneration value at the time of grant attributed to Performance Options and Shares Rights. A fair remuneration value has been derived by modelling a range of projected share price growth scenarios for the TABCORP stock and by taking into account vesting probabilities. It should be noted that it is likely that the remuneration value calculated using this methodology will differ from a value based on an option pricing model used for expensing employee equity (which is discussed below).

Vesting conditions

Both Performance Options and Share Rights may vest over a 3–5 year period (the 'Test Period'), subject to the meeting of applicable performance hurdles. This timeframe aligns with the timeframe for the Company's long term business strategy, and accords with the expectations of Australian shareholder bodies. If performance hurdles have not been met by the end of the Test Period, ordinarily Performance Options and Share Rights will lapse. However, the Board does have the power to waive vesting conditions.

The **performance hurdle** to be attached to both Performance Options and Share Rights measures:

'TABCORP's total shareholder return (TSR) ranking against a peer group of companies, being the one hundred largest ASX listed companies based on market capitalisation and excluding property trusts, infrastructure groups and mining companies measured from time of grant of the Performance Options or Share Rights.'

TABCORP's TSR ranking as against peer companies based on the ASX Top 100 has been chosen as the performance measure for Performance Options and Share Rights as it directly aligns with the interests of shareholders and reflects performance as measured against the Company's key strategic objective, which is to maximise total shareholder return as compared with TSR for peer companies based on the ASX Top 100.

Vesting of Performance Options and Share Rights against the relative TSR ranking measure will occur in the following manner:

If on Test Dates during the Test Period TABCORP's TSR ranking is:

- below the 50th percentile, 0% of Performance Options and Share Rights will be exercisable;
- at the 50th percentile, 50% of Performance Options and Share Rights will be exercisable;
- at or above the 75th percentile, 100% of Performance Options and Share Rights will be exercisable;
- above the 50th percentile and below the 75th percentile, an additional 2% of Performance Options and Share Rights will become exercisable for each 1 percentile increase above the 50th percentile.

This vesting schedule is depicted in the diagram below:



Percentage of Performance Options/ Share Rights to vest
100% vest
75% vest
50% vest
0% vest
0 Percentile
50th Percentile
75th Percentile
100th Percentile
TSR Ranking

at the 3rd anniversary of grant) and the final Test Date occurring at the conclusion of the Test Period (that is, at the 5th anniversary of grant). Any Performance Options and Share Rights that have not vested by the end of the Test Period will lapse.

Performance Options and Share Rights may **vest progressively**. This means that if on Test Dates during the Test Period TABCORP's relative TSR ranking is higher than as measured on previous Test Dates during the Test Period, a further number of Performance Options and Share Rights may vest to participants in addition to the Performance Options and Share Rights that may have already vested. The maximum number of Performance Options and Share Rights that will have vested to participants will accord with the highest measure of TABCORP's relative TSR ranking on Test Dates during the Test Period.

An example of the way in which Performance Options and Share Rights may vest progressively over the Test Period is indicated in the table below:

Example:

Test Date	TSR Ranking at Test Date	Cumulative percentage vested	Percentage that vest at Test Date
First Test Date (at 3rd anniversary of grant)	50th percentile	50% vested	50% vest
Second Test Date (at 4th anniversary of grant)	45th percentile	50% vested	0% vest (and none lapse)
Third Test Date (at 5th anniversary of grant)	65th percentile	80% vested	30% vest (equal to 80% less 50% already vested)
After Test Period (after 5th anniversary of grant)	75th percentile	80% vested	0% (that is, no further Performance Options or Share Rights may vest after Test Period)

Exercise and lapse of Performance Options and Share Rights

As mentioned above, Performance Options may be exercised upon payment of an exercise price equal to the market value of the underlying TABCORP shares at the date of grant. No consideration will be payable for the exercise of Share Rights.

Upon exercise of both Performance Options and Share Rights, participants will acquire fully paid ordinary shares in TABCORP and will receive full voting and dividend rights corresponding to the rights of all other holders of ordinary shares in TABCORP.

As mentioned above, Performance Options and Share Rights that have not vested after the end of the Test Period will lapse.

Performance Options and Share Rights that have vested during the Test Period will be exercisable until the 7th anniversary of their date of grant. Following this time any vested Performance Options and Share Rights that remain unexercised will lapse.

Upon termination of employment of participants (other than at the discretion of the Board in special circumstances such as, but not limited to, retrenchment, death, and permanent incapacity) all Performance Options and Share Rights that have not vested will lapse immediately. In all circumstances of termination of employment, all Performance Options and Share Rights that have vested will be exercisable by the participants for a period of 90 days following termination of employment, following which they will lapse.

Issues of shares

The Board will have discretion as to whether shares to be delivered upon exercise of Performance Options and Share Rights will be purchased on market or will be provided from a new issue of shares.

Limitations on allocations under the Long Term Performance Plan

In accordance with current Board resolutions and good corporate governance practices as articulated by Australian shareholder bodies, allocations under the Long Term Performance Plan aggregated with all outstanding employee equity under other TABCORP employee share schemes (that is, all Performance Options and Share Rights issued previously that have not vested or been exercised, and all shares subject to restrictions) will be limited to 5% of TABCORP's total issued share capital.

Plan rules

A copy of the Plan Rules will be made available to shareholders free of charge upon request from the Company Secretary.

Expensing of Performance Options and Share Rights

In accordance with the International Accounting Standards Board Exposure Draft ED2, the Company intends to expense the value of all securities provided to employees under the Long Term Performance Plan. To determine the value of Performance Options and Share Rights to be expensed, the Company will use a methodology that is based on a binomial model of pricing options. The valuation methodology will take into account the following valuation parameters:

- the exercise price of the Performance Option;
- the life of the Performance Option or Share Right;
- the price of the TABCORP securities at the date of grant of the Performance Option or Share Right;
- the expected volatility of the share price;
- the dividend yield expected on the shares;
- the risk-free interest rate for the life of the Performance Option or Share Right; and
- the performance hurdles that apply to the Performance Option or Share Right.

Recommendation

The Directors recommend that shareholders vote in favour of Resolution 5.

Resolution 6 – Deferred Share Plan

Resolution 6 seeks approval of the implementation and administration of an employee share plan known as the 'TABCORP Holdings Limited Deferred Share Plan' (the 'Deferred Share Plan' or the 'Plan').

Background

The Board believes that it is for the benefit of the Company and of shareholders for TABCORP employees to have a greater alignment of interests with those of shareholders through the holding of TABCORP shares. The implementation of a new Deferred Share Plan is intended to encourage and enable employees to hold TABCORP shares, and specifically:

- to enable a portion of the short term incentive earned by senior employees to be delivered in the form of restricted TABCORP ordinary shares; and
- to act as the vehicle to enable all permanent TABCORP employees to acquire fully paid TABCORP shares, under terms and conditions set by the Board, in a tax deferred manner as provided for under Australian taxation rules for employee share schemes.

Scope of Deferred Share Plan

The Rules of the Deferred Share Plan set out broad parameters as to the manner in which the Company may implement and administer the Plan. The administration of the Deferred Share Plan will be in accordance with these Rules and may be amended by the Board.

Shares acquired under the Plan will be on such terms and conditions as the Board determines in its discretion. Set out below are the terms and conditions which the Board intends to apply to offers to the Company's eligible employees pursuant to the Plan. Subject to the Rules of the Deferred Share Plan, the Board may at any time amend any or all of the terms and conditions of offer under the Plan.

Summary of the operation of the Deferred Share Plan

TABCORP shares acquired under the Deferred Share Plan will be held in the name of participants. However, under the Plan, participants will be restricted from selling the shares for a period of three years, with the restriction held in force via the operation of a holding lock placed on the shares by TABCORP's share registry.

Under the Plan, shares will be acquired by participants at the market value of the shares at the date the shares are registered in the name of the participant. As holders of ordinary shares, Plan participants will have access to full dividend and voting rights and will participate in any bonus shares or rights issues available to all other holders of TABCORP ordinary shares.

At the end of the three-year restriction period, participants will be permitted to dispose of their shares at any time subject to compliance with the Company's policy on dealing in securities, which is entitled 'Employee Share Plans – Share Sale Guidelines'.

Delivery of short term incentive as restricted shares under the Deferred Share Plan

As explained in the explanatory notes for Resolution 5 on the Long Term Performance Plan, the Company is taking a new approach to the reward of employees whose actions and decisions have strategic and operational importance to the Company. Under this new approach, key employees will be provided with a total annual reward package comprising a mix of base pay (consisting of salary and benefits), a short term incentive component and a long term incentive component. The short term incentive component of the total annual reward package is intended to be delivered under a new Short Term Performance Plan.

The Short Term Performance Plan is designed to reward key employees for the achievement of individual, business unit and Company performance over a 12 month performance period, as assessed using a balanced scorecard of measures that align to, and are supportive of, the Company's annual strategic objectives. Any awards provided under the Short Term Performance Plan will also be funded according to the meeting of Company and divisional profitability targets.

A portion of any award under the Short Term Performance Plan may be voluntarily or compulsorily received in the form of restricted shares under the Deferred Share Plan. The portion to be received compulsorily as restricted shares will be determined by the Board from time to time. This will ensure key employees have an ongoing stake in the share capital of the Company, strengthening the alignment of the interests of key employees with those of shareholders.

Acquisition of TABCORP shares via salary sacrifice under the Deferred Share Plan

The new Deferred Share Plan is also intended to replace the existing General Employee Share Plan which was implemented following the corporatisation and listing of TABCORP in August 1994. The General Employee Share Plan has promoted the holding of TABCORP shares by general employees, thus aligning their interests with those of shareholders, by providing them with an interest-free loan to acquire shares to be repaid over a five year period. However, due to changing investor and market expectations, the Company has determined that a loan-based employee share scheme is no longer appropriate.

Instead, to encourage employees to continue to own TABCORP shares, participation in the new Deferred Share Plan will be offered to employees. Under the new Plan employees will be able to purchase TABCORP shares via the sacrifice of pre-tax salary dollars. The three year restriction imposed on shares under the Plan will allow tax to be deferred for this period of time, as provided for under Australian tax rules for employee share schemes.

Other terms and conditions

Termination of employment

Where participants terminate employment at a time prior to the end of the three year restriction period, shares will be released to participants upon termination.

Issues of shares

The Board will have discretion as to whether shares to be delivered under the Deferred Share Plan will be purchased on-market or will be provided from a new issue of shares. However, it is generally intended that shares under the Deferred Share Plan will be purchased on-market given that shares delivered under the Plan will be provided in lieu of short term incentive payments or salary entitlements.

Limitations on allocations under the Deferred Share Plan

In accordance with current Board resolutions and good corporate governance practices as articulated by Australian shareholder bodies, allocations under the Deferred Share Plan aggregated with all outstanding employee equity under other TABCORP employee share schemes (that is, all Performance Options and Share Rights issued under the Long Term Performance Plan as described in the explanatory notes for Resolution 5 that have not vested or been exercised, and all shares issued previously under the Deferred Share Plan and other plans and subject to restrictions) will be limited to 5% of TABCORP's total issued share capital.

Expensing of shares provided under the Deferred Share Plan

In accordance with the International Accounting Standards Board Exposure Draft ED2, the Company intends to expense the value of all securities provided to employees under the Deferred Share Plan. The value of shares to be expensed will be in accordance with the valuation guidelines provided by the exposure draft.

Plan rules

A copy of the Plan Rules will be made available to shareholders free of charge upon request from the Company Secretary.

Recommendation

The Directors recommend that shareholders vote in favour of Resolution 6.

Resolution 7 – Participation by the Managing Director and Chief Executive Officer in TABCORP employee share schemes

Resolution 7 seeks approval of awards to Matthew Slatter, the Managing Director and Chief Executive Officer of the Company ('Chief Executive Officer'), under the Company's Long Term Performance Plan and Deferred Share Plan. These plans are described in this Notice of Meeting in the explanatory notes for Resolution 5 and Resolution 6.

Pursuant to ASX Listing Rule 10.14, shareholder approval is required to allow a Director of the Company to acquire securities under an employee share scheme. The Chief Executive Officer is the only Director for whom the Company is seeking shareholder approval to acquire securities under the Long Term Performance Plan and Deferred Share Plan to be adopted. No other Director of TABCORP may participate in these plans. The Chief Executive Officer's participation in these plans is in addition to the options granted to him at the time he commenced employment with the Company.

The decision to provide the Chief Executive Officer with awards under the Long Term Performance Plan and Deferred Share Plan arises as part of TABCORP's new approach to rewarding key employees in order to support the achievement of strategic Company objectives.

Along with other employees in the Company whose performance is of strategic and operational importance to the Company, the Chief Executive Officer will be provided with a total annual reward package comprising a mix of base pay (consisting of salary and benefits), a short term incentive component and a long term incentive component. Similar to other senior employees, the long term incentive component is intended to be delivered as a mix of Performance Options and Share Rights under the Company's Long Term Performance Plan, and the short term incentive component is intended to be delivered, in part, as restricted Shares under the Company's Deferred Share Plan.

In determining the target value of the long term and short term components of the Chief Executive Officer's total annual reward package, TABCORP has sought the advice of external remuneration consultants in relation to market competitive levels of remuneration for the Chief Executive Officer role that are appropriate for companies of similar size and complexity to TABCORP.

Participation in the Long Term Performance Plan

Participation by the Chief Executive Officer in the Long Term Performance Plan will be in accordance with the Rules of the plan and the terms and conditions as described under the explanatory notes for Resolution 5 in this Notice of Meeting.

The maximum number of Performance Options and Share Rights granted to the Chief Executive Officer under the Long Term Performance Plan for which TABCORP is seeking approval is based on an estimate of awards to be delivered over the next three years that takes into account the following parameters:

- the target reward value of long term incentive as part of the Chief Executive Officer's total annual reward package. It is intended by the Board that the average annual target reward value of long term incentive delivered to the Chief Executive Officer will be approximately 30% of his total annual reward package;
- the mix between Performance Options and Share Rights as determined by the Board. It is intended by the Board that Performance Options will constitute the major proportion of the Chief Executive Officer's long term incentive; and
- a remuneration value at the time of grant attributed to Performance Options and Shares Rights. A fair remuneration value has been derived by modelling a range of projected share price growth scenarios for the TABCORP stock and by taking into account vesting probabilities. It should be noted that it is likely that the remuneration value calculated using this methodology will differ from a value based on an option pricing model used for expensing employee equity.

Performance Options will be issued for no consideration but will have an exercise price based on the value of the underlying fully paid ordinary shares at grant, and with vesting to the participant dependent on the meeting of performance and time-based criteria. Share Rights will deliver fully paid ordinary shares to the participant with no consideration payable, again with vesting being dependent on both performance and time-based criteria.

As explained in the explanatory notes for Resolution 5, both Performance Options and Share Rights may vest over a 3–5 year period, subject to the meeting of applicable performance hurdles. Please refer to the explanatory notes for Resolution 5 for an explanation of these hurdles.

Participation in the Deferred Share Plan

Participation by the Chief Executive Officer in the Deferred Share Plan will be in accordance with the Rules of the Plan and the terms and conditions as described under the explanatory notes for Resolution 6 in this notice of meeting.

The maximum number of restricted Shares to be awarded to the Chief Executive Officer under the Deferred Share Plan (for which the Company is seeking approval under Resolution 6) is based on an estimate of TABCORP shares to be delivered over the next three years under the Short Term Performance Plan. The participation by the Chief Executive Officer in the Short Term Performance Plan will replace his participation in the current TABCORP short term incentive scheme.

As explained in the explanatory notes for Resolution 6, the Short Term Performance Plan is designed to reward key employees for the achievement of individual, business unit and Company performance over the short term, as assessed using a balanced scorecard of measures that align to and are supportive of the Company's annual strategic objectives. Any award provided under the Short Term Performance Plan will also be funded according to the meeting of Company and divisional profitability targets.

A portion of any award under the Short Term Performance Plan may be voluntarily or compulsorily received in the form of restricted shares under the Deferred Share Plan. The portion to be received compulsorily as restricted shares will be determined by the Board from time to time. This will promote key employees to have an ongoing stake in the share capital of the Company, strengthening the alignment of key employees' interests with those of shareholders.

The actual number of securities to be provided to the Chief Executive Officer under the Deferred Share Plan will take into account the following parameters:

- the actual reward value of the short term incentive earned under the Short Term Performance Plan over the next three years. It is intended by the Board that the Chief Executive Officer's target reward value of short term incentive under the Short Term Performance Plan will be approximately 20% of his total annual reward package;
- the proportions of the short term incentive awards earned that are to be compulsorily delivered as restricted shares under the Deferred Share Plan, as determined by the Board;
- the market value of the TABCORP shares at the time of grant; and
- an allowance for the Chief Executive Officer to elect to receive the entire short term incentive payment in the form of restricted shares.

The shares acquired by the Chief Executive Officer will be acquired at the market value of the shares at the date the shares are registered in the name of the Chief Executive Officer.

Allocations to the Chief Executive Officer in Financial Year ending 30 June 2004

It is the intention of the Board to grant the following approximate number of Performance Options and Share Rights and to issue the following approximate number of Shares to the Chief Executive Officer in the period up to 30 June 2004.

Securities	Plan	Approximate number
Performance Options	Long Term Performance Plan	400,000
Share Rights	Long Term Performance Plan	20,000
Shares	Deferred Share Plan	50,000

These allocations are based on the delivery of long term incentive to the Chief Executive Officer in the period up to 30 June 2004 as a mix comprising 75% Performance Options and 25% Share Rights. It is the intention of the Board to review the appropriate mix for the Chief Executive Officer each year.

Expensing of securities provided to the Chief Executive Officer

In accordance with the International Accounting Standards Board Exposure Draft ED2, the Company intends to expense the value of all securities provided to the Chief Executive Officer under the Long Term Performance Plan and the Deferred Share Plan. The value of Performance Options, Share Rights, and shares to be expensed will be in accordance with the valuation guidelines provided by the exposure draft. To determine the value of Performance Options and Share Rights to be expensed, the Company will use a methodology that is based on the binomial model of pricing options. This is described in further detail in the explanatory notes to Resolution 6.

Statement in relation to approved issue of securities

Details of any securities issued to Directors under the Long Term Performance Plan or the Deferred Share Plan will be published in each TABCORP Annual Report relating to the period in which the securities have been issued, together with a statement that approval for the issue was obtained under ASX Listing Rule 10.14.

If additional Directors become entitled to participate in either the Long Term Performance Plan or the Deferred Share Plan after this Annual General Meeting, shareholder approval under ASX Listing Rule 10.14 will, if required, be obtained before they are able to participate.

Recommendation

The Directors recommend that shareholders vote in favour of Resolution 7.

Resolution 8 – Exclusion of issues under TABCORP employee share schemes from ASX 15% cap

Resolution 8 seeks approval for issues of securities under the Company's Long Term Performance Plan and Deferred Share Plan, for the purposes of ASX Listing Rule 7.2 Exception 9 over the next three years.

ASX Listing Rule 7.1 imposes a cap on the number of securities that a company may issue within a 12 month period without shareholder approval. The cap is 15% of the company's capital at the beginning of the 12 month period. Listing Rule 7.2 contains a number of exceptions to Listing Rule 7.1, allowing certain issues of securities to be excluded from calculations of the number of securities issued in the 12 month period. Passage of Resolution 8 would bring issues of:

- Performance Options over ordinary shares pursuant to the Company's Long Term Performance Plan;
- Share Rights over ordinary shares pursuant to the Company's Long Term Performance Plan; and
- Fully paid ordinary shares pursuant to the Company's Deferred Share Plan,

in the next three years within one of the exceptions contained in Listing Rule 7.2, meaning that those issues would not count towards the Listing Rule 7.1 15% cap.

As the Long Term Performance Plan and Deferred Share Plan have not yet commenced operation, no securities have yet been issued under them.

The explanatory notes for Resolutions 5 and 6 summarise the Long Term Performance Plan and Deferred Share Plan.

TABCORP

Resolution 9 – Dividend Reinvestment Plan

In August 2003, the Board terminated an existing, inoperative Dividend Reinvestment Plan and established a new Dividend Reinvestment Plan ('DRP') which will commence operation for the next interim dividend scheduled for March 2004. Information regarding the DRP and the forms required to be submitted by shareholders to participate in the DRP will have been received by shareholders in early October.

As set out above in the explanatory notes to Resolution 8, under ASX Listing Rule 7.1, subject to certain exceptions, a company may not issue new shares equivalent in number to more than 15% of its issued shares in any rolling 12 month period without the prior approval of its shareholders. One of the exceptions, being Exception 7 in ASX Listing Rule 7.2, provides that ASX Listing Rule 7.1 does not apply to an issue of shares under a dividend reinvestment plan (excluding an issue to the plan's underwriters) provided that the plan's terms are approved by shareholders.

Under ASX Listing Rule 10.11, subject to certain exceptions, a company may not issue new shares to a related party of the company (which includes a director of the company, the parents, spouse or children of a director and any company controlled by one or more of them) without the prior approval of its shareholders. One of the exceptions, being Exception 3 in ASX Listing Rule 10.12, provides that the prohibition in ASX Listing Rule 10.11 does not apply to an issue of shares under a dividend reinvestment plan (excluding an issue to the plan's underwriters) provided that the plan's terms are approved by shareholders.

Accordingly, the approval of shareholders to the terms of the DRP (contained in the DRP Rules) is being sought so that future issues of shares under the DRP will be exempt from ASX Listing Rules 7.1 and 10.11 (excluding any issues to any underwriter of the DRP). Set out below is a summary of the DRP Rules.

Participation in the DRP is optional and is generally open to all holders of shares in the Company, except that a shareholder having a registered address or being resident in a country other than Australia may not be able to participate in the DRP because of legal requirements applicable in that country. The Board may also refuse to permit any shareholder to participate if, amongst other things, the shareholder's participation may breach a provision of the Company's Constitution or may be contrary to any law, or if a shareholder elects to participate in respect of a number of TABCORP shares which is less than 100 (or such other number determined by the Board).

A shareholder may participate in the DRP in respect of some or all of their shares.

The Board will determine with respect to the operation of the DRP for any dividend whether to issue new shares or to cause a transfer of existing shares to a participant, or to effect a combination of both. If the Board decides to cause a transfer of existing shares to participants, the shares may be acquired on ASX in any manner the Board considers appropriate.

Shares allotted or transferred to participants under the DRP will be acquired at the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of shares sold in the ordinary course of trading on ASX over ten trading days starting on (and including) the second business day following the record date in respect of the relevant dividend, less a discount (if any) set by the Board from time to time. The discount may not exceed 2.5%.

The dividend payable on shares which are subject to the DRP (after deducting any withholdings, such as withholding tax) will be credited to a 'DRP account' maintained on behalf of the participant and then applied on the participant's behalf in subscribing for or acquiring additional shares in the Company. At the time of each dividend payment, the maximum whole number of additional TABCORP shares that can be acquired by each participant will be ascertained by dividing the amount in the participant's DRP account by the relevant price determined under the DRP Rules. Any balance remaining in a participant's DRP account after TABCORP shares have been allotted or acquired will be carried forward in the participant's DRP account and added to the next dividend entitlement. No interest will accrue in respect of any balance in a DRP account.

No brokerage, commission or other transaction costs will be payable by participants on shares acquired under the DRP. Shares allotted under the DRP will, from the date of allotment, rank equally in all respects with all other TABCORP shares. The Company will apply for quotation on ASX of shares allotted under the DRP.

The DRP may be varied, suspended or terminated by the Board at any time.

A copy of the Rules of the DRP will be made available to shareholders free of charge upon request from the Company Secretary.

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709

All Registry communications to:
C/- ASX Perpetual Registrars Limited
GPO Box 1736, Melbourne, Vic. 3001
Telephone: 1300 665 661
(03) 9615 9780
Facsimile: (03) 9615 9744
ASX Code: TAH
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

MR SAM SAMPLE
9 SAMPLE STREET
SAMPLEVILLE 3000

X00000000000

FOLD

I/We being a member/members of **TABCORP Holdings Limited** and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ OR Write here the name of the person (excluding the registered securityholder) you are appointing if this person is **someone other** than the Chairman of the Meeting ☐

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the instructions set out below (or if no directions have been given, as the proxy sees fit) **at the Annual General Meeting of the Company to be held at 10.00am on Thursday, 30 October 2003 or at any adjournment of that meeting.** Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. **Proxies will only be valid and accepted by the Company if they are signed and received in the Registrar's office no later than 48 hours before the meeting.**

☐ **IMPORTANT FOR ITEMS 4, 5, 6, 7 and 8 BELOW**
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Items 4, 5, 6, 7 and 8 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and votes cast by him, other than as proxyholder, would be disregarded because of that interest. **If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 4, 5, 6, 7 and 8 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 4, 5, 6, 7 and 8 and all items of business.**

Should you desire to direct your proxy how to vote on any resolution please insert X in the appropriate box below.

	For	Against	Abstain*
Item 2. Re-Election of Directors (a) To re-elect Mr A.G.Hodgson	☐	☐	☐
(b) To re-elect Mr R.F.E. Warburton	☐	☐	☐
Item 3. Amendments to Constitution	☐	☐	☐
Item 4. Remuneration of Directors	☐	☐	☐
Item 5. Long Term Performance Plan	☐	☐	☐

FOLD

	For	Against	Abstain*
Item 6. Deferred Share Plan	☐	☐	☐
Item 7. Participation by the Managing Director and Chief Executive Officer in TABCORP employee share schemes	☐	☐	☐
Item 8. Exclusion of issues under employee share schemes from ASX 15% Cap	☐	☐	☐
Item 9. Dividend Reinvestment Plan	☐	☐	☐

If the Chairman of the meeting is to be your proxy, you should be aware that he intends to vote undirected proxies in favour of all items of business.

*** If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.**

B **SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form must be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act* 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act* 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website (www.asxperpetual.com.au).

TAH PRX042

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709

Summary of the Dividend Reinvestment Plan

The TABCORP Holdings Limited Dividend Reinvestment Plan ("DRP") allows shareholders in TABCORP Holdings Limited ("TABCORP" or "the company") to reinvest all or part of the dividends payable on their TABCORP fully paid ordinary shares in additional fully paid ordinary shares in the company.

Participation in the DRP is subject to the Rules of the DRP. A copy of the Rules of the DRP is available from the company's website at **www.tabcorp.com.au**, or you may contact the company's share registry to request a copy of the Rules free of charge.

Who can participate in the DRP?

Participation in the DRP is entirely optional. The DRP will generally be available for all holders of TABCORP shares, except that a shareholder having a registered address or being resident in a country other than Australia may not be able to participate in the DRP because of legal requirements applicable in that country.

How does the DRP work?

Dividends otherwise payable on ordinary shares which are subject to the DRP will be applied on the participating shareholder's behalf to acquire additional ordinary shares in the company. The company may in its discretion either allot new shares or cause existing shares to be acquired on-market for transfer to shareholders who participate in the DRP. Initially, the company intends to operate the DRP by issuing new TABCORP shares to participating shareholders, and the details set out below proceed on this basis.

If any withholding tax is payable in respect of the dividend or there is any other amount which the company must retain (for example, if a shareholder does not quote a tax file number), these amounts will be deducted from the dividend and the balance will be applied in subscribing for shares. Shares allotted under the DRP will rank equally in all respects with existing ordinary shares and will be quoted on the Australian Stock Exchange.

At what price will new shares be issued under the DRP?

The new shares will be issued at a price equal to the average (rounded to the nearest cent) of the daily volume weighted average market price of TABCORP shares sold in the ordinary course of trading on the Australian Stock Exchange over a period of ten business days beginning on the second business day after the relevant dividend record date, less such discount (if any) set by the Board from time to time (such discount not to exceed 2.5%). The Board has determined that an initial discount of 2.5% will apply for the time being.

Determination of entitlement

The dividend payable on a participant's TABCORP shares which are subject to the DRP will be credited to a 'DRP account' and that amount (less any withholdings as described above) will be applied in subscribing for the maximum whole number of fully paid ordinary shares in the company that may be allotted at the price described above. Any balances remaining in a participant's DRP account after the allotment of shares under the DRP will be carried forward and added to the next dividend entitlement. No interest will accrue in respect of any balance in a participant's DRP account.

What is the cost of participation?

No brokerage, commission, stamp duty or other transaction costs will be payable by participating shareholders in respect of shares issued under the DRP.

If I want to participate in the DRP do all my shares have to participate?

No. A shareholder can elect to participate in the DRP in respect of all shares registered in their name or a specified number of shares registered in their name. If a shareholder elects to participate in the DRP in respect of a specified number of shares only, the dividend on the shares which do not participate in the DRP will be paid in cash in the normal way.

What do I have to do to participate in the DRP?

Eligible shareholders may elect to participate in the DRP in respect of all or a specified number only of their shares at any time by completing an election form and returning it to the company's share registry.

Shareholders may also elect to vary the level of participation or withdraw from the DRP at any time by completing an election form and returning it to the company. Participation in the DRP will commence with the first dividend payment after receipt of the election form provided that it is received by the company before the record date for the dividend. Similarly, an election by a shareholder to vary the level of participation or withdraw from the DRP will only be effective in relation to a forthcoming dividend if an election form is received by the company before the record date for the dividend.

If the share registry receives an election form that does not indicate the level of participation in the DRP, it will be deemed to be an application for full participation.

What happens if I sell some of my shares?

If a shareholder has elected to participate in the DRP in respect of a specified number only of the shares registered in the name of the shareholder and subsequently sells a parcel of shares, those shares which do not participate in the DRP will be deemed to have been sold first.

What happens if I acquire more shares?

If a shareholder has elected to participate in the DRP in respect of all of the shares registered in their name, all additional shares acquired in the future will be deemed to participate in the DRP. If a shareholder has elected to participate in the DRP in respect of a specified number only of the shares registered in their name, all shares subsequently acquired by the shareholder, whether under the DRP or otherwise, will not participate in the DRP. A new election form increasing the level of participation will need to be completed and provided to the company before these shares can participate in the DRP.

Do I get a statement?

Participants in the DRP will be sent a statement after each dividend payment, detailing their participation in the DRP.

What happens if I have more than one shareholding?

You will need to lodge a separate DRP election form for each registered shareholding. You may wish to contact the company's share registry to consolidate your details into a single shareholding.

How does the DRP affect my tax position?

The company does not, and cannot, provide taxation advice to shareholders and does not accept any responsibility for any interpretation of, or application by, shareholders of the general information set out below. The company suggests participants seek independent professional advice concerning their taxation position.

Under current Australian income tax legislation, dividends reinvested under the DRP will be assessable for income tax in the same manner as cash dividends.

For Capital Gains Tax purposes, shares issued under the DRP will have a cost base equal to the amount of the cash dividend entitlement which is reinvested. Shareholders may be subject to tax on disposal of the shares depending on the sale proceeds received and the cost base of the shares.

How do I get more information?

The terms and conditions of the DRP are detailed more fully in the Rules of the DRP and participation in the DRP is subject to these Rules. A copy of the Rules of the DRP is available from the company's website at **www.tabcorp.com.au**, or you may contact the company's share registry to receive a copy of the Rules free of charge. If you wish to enquire about the DRP, please contact the company's share registry.

TABCORP share registry
ASX Perpetual Registrars Limited
GPO Box 1736, Melbourne Vic 3001

Telephone:	1300 665 661
	03 9615 9780
Facsimile:	03 9615 9900
Email:	registrars@asxperpetual.com.au
Website:	www.asxperpetual.com.au

October 2003 (effective March 2004)

TABCORP Holdings Limited

ABN 66 063 780 709

Dividend Reinvestment Plan

Rules

TABCORP HOLDINGS LIMITED
DIVIDEND REINVESTMENT PLAN RULES

1. Definitions

In these Rules, unless the context otherwise requires:

Board means the board of directors of TABCORP.

Constitution means the constitution of TABCORP from time to time.

DRP means the Dividend Reinvestment Plan established under these Rules as varied from time to time.

Holding means a registered holding of Shares in respect of a Shareholder.

Notice of Election has the meaning given to it in clause 3.1.

Notice of Variation means a notice to increase or decrease the number of a Participant's Plan Shares, or to terminate participation in the DRP, in the form that the Board from time to time approves.

Participant means a Shareholder some or all of whose Shares are participating in the DRP.

Plan Shares means the Shares comprised in a particular Holding which are designated (subject to these Rules) by a Participant as Shares the dividend on which is to be applied in subscribing for or acquiring Shares under the DRP.

Price means the price at which Shares will be allotted or acquired under the DRP as calculated in accordance with clause 5.

Record Date has the meaning given to it in the Australian Stock Exchange Limited Listing Rules.

Rules means the rules of the DRP as varied from time to time.

Shares means fully paid ordinary shares in the capital of TABCORP.

Shareholder means a registered holder of Shares within the meaning of the Constitution of TABCORP.

TABCORP means TABCORP Holdings Limited (ABN 66 063 780 709).

2. Participation in the DRP

2.1 Participation in the DRP is subject to these Rules.

2.2 Participation is optional and open to each Shareholder unless excluded under these Rules.

2.3 A Shareholder who is subject to the laws of a country or place other than Australia may not participate in the DRP until the Board, in its absolute discretion, is satisfied that such participation will not constitute a breach of the laws of that country or place, whether or not that Shareholder has received an invitation to participate in the DRP or has completed a Notice of Election.

2.4 The Board may on any occasion determine that the right to participate in the DRP is not available to a Shareholder having a registered address or being resident in a country or place where, in the absence of a prospectus, disclosure document, registration statement or other prerequisite, the offer of a right of election, or participation, would or might be unlawful.

2.5 If, in the reasonable opinion of the Board, the issue of Shares under the DRP to, or the acquisition of Shares under the DRP by, a Participant or the holding of those Shares by a Participant may breach a provision of the Constitution or be contrary to the law of any country, may prejudice the effective operation of the DRP or is otherwise in the sole opinion of the Board undesirable or impractical, the Board may:

(a) decline to issue or transfer those Shares;

(b) reduce the issue or transfer of those Shares on a proportionate basis; or

(c) reduce or suspend the participation of that Participant in the DRP.

2.6 The Board may, in its discretion, refuse to permit any Shareholder to participate in the DRP where that Shareholder elects to participate in respect of a number of Shares which is less than 100 or such other number as the Board may determine.

3. Application to participate

Application to participate in the DRP must be made on the form prescribed by the Board from time to time (***Notice of Election***). Upon receipt by TABCORP of a duly completed and executed Notice of Election, participation will, subject to these Rules, commence from the next Record Date for determining entitlements to payment of a dividend in respect of Shares.

4. Degree of participation

4.1 Participation in the DRP may be either full or partial. A Shareholder must (subject to clause 4.4) specify in the Notice of Election the extent to which the Shareholder wishes to participate in the DRP.

4.2 Under full participation, all Shares registered from time to time in the Participant's name, including Shares issued pursuant to the DRP, will be subject to the DRP.

4.3 Under partial participation, only that number of Shares as specified in the Notice of Election by the Shareholder will be subject to the DRP. However, if at the relevant Record Date the number of Shares held by the Participant is less than the specified number of Shares, then the provisions of the DRP in respect of that dividend payment will apply to the lesser number of Shares. Where a Shareholder is a partial Participant, all Shares subsequently acquired by the Shareholder, whether under the DRP or otherwise, will only participate in the DRP to the extent that the Shareholder alters the participation level in accordance with clause 10.

4.4 If a Notice of Election does not indicate the level of participation in the DRP, it will be deemed to be an application for full participation.

4.5 If a Notice of Election purports to nominate a Holding for both full participation and partial participation at the same time, the Notice of Election will be invalid and of no effect whatsoever.

5. Operation of the DRP

5.1 Each dividend which is payable to a Participant in respect of Plan Shares and which is available for payment to the Participant will be applied by TABCORP on the Participant's behalf in acquiring or subscribing for additional Shares.

5.2 The Board in its absolute discretion will determine with respect to the operation of the DRP for any dividend whether to issue new Shares or to cause the transfer of Shares to a Participant, or to apply a combination of both options, to satisfy the obligations of TABCORP under these Rules.

5.3 If the Board determines to cause the transfer of Shares to Participants, the Shares may be acquired in the market in such manner as the Board considers appropriate.

5.4 TABCORP will establish and maintain a DRP account for each Participant. TABCORP will, in respect of each dividend payable to a Participant:

(a) determine the amount of the dividend payable in respect of the Plan Shares;

(b) determine the withholding payments (if any) deductible by TABCORP in respect of the dividend payable on the Plan Shares, and any other sum TABCORP is entitled to retain in respect of the Plan Shares;

(c) credit the amount in clause 5.4(a) and debit any amount in clause 5.4(b) to the Participant's DRP account;

(d) determine the maximum whole number of additional Shares which may be acquired under the DRP at the Price by using the amount in the Participant's DRP account;

(e) on behalf and in the name of the Participant, subscribe for or cause the transfer of that number of additional Shares determined under clause 5.4(d) and debit the Participant's DRP account with the total of the subscription price or the acquisition amount (as the case may be) for the additional Shares;

(f) allot the additional Shares to the Participant (if applicable), and add the number of Shares allotted or acquired to the total number of Shares comprised in the relevant Holding; and

(g) retain in the Participant's DRP account, without interest, any cash balance remaining.

5.5 The Shares will be transferred or allotted under the DRP at the Price which will be the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of all Shares sold in the ordinary course of trading on the Australian Stock Exchange Limited automated trading system during the ten trading day period starting on (and including) the second business day after the record date in respect of the relevant dividend and ending on (and including) the eleventh business day after that record date, less any discount (not exceeding 2.5%) determined by the Board from time to time.

5.6 The daily volume weighted average market price referred to above will be calculated by the Board, or another suitable person nominated by the Board, by reference to information the Board approves from time to time. The determination of the Price by the Board or some other person nominated by the Board will be binding on all Participants.

6. Shares allotted under the DRP

6.1 Shares allotted under the DRP will be allotted in accordance with the Australian Stock Exchange Limited Listing Rules and, from the date of allotment, will rank equally in all respects with existing Shares.

6.2 Shares allotted under the DRP will be allotted on, or as soon as practicable after, the relevant dividend payment date and will be registered on the register where the Participant's holding of Shares is currently registered. If the Participant holds Shares on more than one register (one of which is TABCORP's principal share register), the Shares allotted under the DRP will be registered on the principal share register unless and until the Participant requests otherwise.

6.3 If a Participant holds shares in certificated form, a share certificate will be issued for the total number of Shares allotted or acquired under the DRP in respect of each dividend on those Shares. If a Participant holds Shares in uncertificated form, a statement showing the total number of Shares allotted or acquired in respect of each dividend on those Shares will be issued. The certificate or statement will be forwarded to Participants as soon as practicable after allotment or acquisition.

7. DRP statements

On, or as soon as practicable after, each dividend payment date, TABCORP will send to each Participant a statement setting out:

(a) the number of the Participant's Plan Shares as at the relevant Record Date;

(b) the amount of dividend payable to the Participant (less any amounts referred to in clause 5.4(b)) in respect of the Participant's Plan Shares;

(c) the amount in the Participant's DRP account immediately prior to the payment of the relevant dividend;

(d) the number of Shares transferred or allotted to the Participant under the DRP and the Price of those Shares;

(e) the cash balance (if any) retained in the Participant's DRP account after deduction of the amount payable on subscription for the additional Shares; and

(f) the number of Shares comprised in the Holding after transfer and/or allotment.

8. Stock exchange listing

TABCORP will apply for Shares allotted under the DRP to be listed for quotation on the official list of the Australian Stock Exchange Limited as soon as practicable after the date of allotment.

9. Costs to Participants

No brokerage, commission or other transaction costs will be payable by Participants in respect of Shares transferred or allotted under the DRP and no stamp duty or other duties will be payable under present law in respect of Shares transferred or allotted under the DRP.

10. Variation or termination of participation

10.1 Subject to clause 13, a Participant may at any time give a Notice of Variation to TABCORP:

(a) to increase or decrease the number of the Participant's Shares participating in the DRP; or

(b) to terminate the Participant's participation in the DRP.

The alteration or termination takes effect from the next Record Date.

10.2 If a Participant increases the level of participation in the DRP to full participation, all of the Participant's Shares as at the date of the Notice of Variation and all Shares subsequently acquired by the Participant (including Shares transferred or allotted under the DRP) will participate in the DRP.

10.3 If a Participant increases or decreases the level of participation in the DRP to below full participation, only that number of Shares specified in the Notice of Variation will participate in the DRP and no Shares subsequently acquired by the Participant (including Shares transferred or allotted under the DRP) will participate in the DRP.

10.4 If a Participant dies, participation in the DRP will be terminated upon receipt by TABCORP of written notice of the death. If a Participant is declared bankrupt or is wound up, participation in the DRP will be terminated upon receipt by TABCORP of a notification of bankruptcy or winding up from the Participant or the Participant's trustee in bankruptcy or liquidator, as the case may be. The death, bankruptcy or winding up of one or more joint holders will not automatically terminate participation.

10.5 Upon termination of participation for whatever reason, TABCORP will forward, unless otherwise directed, to the Participant or the Participant's legal representative:

(a) a statement of the Participant's DRP account made to the date of termination; and

(b) the cash balance (if any) shown in the Participant's DRP account as at the date of termination.

11. Reduction or termination of participation where no notice is given

11.1 Where all of a Participant's Shares are subject to the DRP and the Participant disposes of some of those Shares then, unless the Participant advises TABCORP otherwise, the remaining Shares held by the Participant will continue to participate in the DRP.

11.2 Where some of a Participant's Shares are subject to the DRP and the Participant disposes of part of that Holding, then unless the Participant advises TABCORP otherwise, the Shares disposed of will, to the extent possible, be deemed to be Shares other than Plan Shares. If the number of Shares disposed of exceeds the number of the Participant's Shares which are not Plan Shares, the disposal will be deemed to include all of the Participant's Shares which are not Plan Shares, and the balance (if any) of the Shares disposed of will be attributed to Plan Shares.

11.3 Where a Participant disposes of all Shares without giving TABCORP notice of termination of participation, the Participant will be deemed to have terminated participation in the DRP on the last date on which TABCORP registered a transfer or instrument of disposal of the Participant's Holding.

12. Variation, suspension and termination

12.1 The DRP may be varied, suspended or terminated by the Board at any time. The variation, suspension or termination will take effect upon the date specified by the Board.

12.2 The Board may give written notice of any such variation, suspension or termination as it considers appropriate. A variation, suspension or termination of the DRP will not be invalidated by an accidental omission to give notice of the variation, suspension or termination to a Shareholder or the non-receipt of any notice by any Shareholder and will not give rise to any liability on the part of, or right or action against, the Board or TABCORP.

12.3 Any suspension of the DRP will continue until such time as the Board resolves either to recommence or terminate the DRP. If the DRP is recommenced then elections as to participation in respect of the previously suspended DRP will be valid and have full force and effect in accordance with these Rules for the purposes of the recommenced DRP.

12.4 In the event of termination of the DRP, TABCORP will forward to each Participant a statement of the Participant's DRP account as at the date of termination, and the cash balance (if any) shown in the Participant's DRP account at that date.

13. Application and notices

13.1 Applications and notices to TABCORP must be in writing and in such form prescribed by the Board from time to time (or in such other form as the Board may accept).

13.2 Applications and notices will be effective upon receipt by TABCORP subject to:

(a) these Rules;

(b) in the case of applications to participate, acceptance by TABCORP; and

(c) receipt by TABCORP before the relevant Record Date for determining entitlements to dividends.

Applications or notices received on or after the relevant Record Date will not be effective in respect of that dividend payment but will be effective from the next relevant Record Date.

14. General

14.1 The DRP will commence on the date determined by the Board.

14.2 Each Holding which a Shareholder has from time to time will be regarded as separate for the purposes of the DRP and the DRP will operate as if each such Holding were held by a separate person, unless the Board determines otherwise. Consequently, a separate Notice of Election must be delivered to TABCORP in relation to each Holding which a Shareholder wishes to nominate for full or partial DRP participation, and the Shareholder will be treated as a separate Participant in respect of each Holding nominated for participation (and a reference to Shares held or acquired by a Shareholder or Participant is a reference to Shares held or acquired in respect or on account of the relevant Holding).

14.3 Any dividend payable on Shares which a Participant has nominated as participating in the DRP and which dividend TABCORP is entitled to retain as a result of a charge in favour of TABCORP in accordance with the Constitution of TABCORP or other requirement of law will not be available for the purpose of participating in the DRP.

14.4 These Rules will be binding upon each person who is or becomes a Shareholder.

14.5 Subject to the Constitution of TABCORP, the Board may implement the DRP in the manner as the Board thinks fit, and may settle any difficulty which may arise either generally or in a particular case in connection with the DRP as the Board thinks fit. Without prejudice to the general powers of the Board under the Constitution and these Rules, the Board may settle in the manner as the Board thinks fit any difficulty, anomaly or dispute which may arise in connection with, or by reason of, the operation of the DRP, whether generally or in relation to any Shareholder or Holding or any Share or Shares and the determination of the Board will be conclusive and binding on all Shareholders and other persons to whom the determination relates.

14.6 Neither TABCORP nor any officer of TABCORP will be liable or responsible to any Participant for any loss or alleged loss or disadvantage suffered or incurred by a Participant as a result, directly or indirectly, of the establishment or operation of the DRP or participation in the DRP or in relation to any advice given with respect to participation in the DRP.

14.7 The DRP, its operation and these Rules will be governed by and construed in accordance with the laws of the State of Victoria, Australia.

End.

TABCORP
TABCORP Holdings Limited
ABN 66 063 780 709

All Registry communications to:
C/- ASX Perpetual Registrars Limited
GPO Box 1736, Melbourne, Vic. 3001
Telephone: 1300 665 661
(03) 9615 9780
Facsimile: (03) 9615 9900
ASX Code: TAH
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

A DIVIDEND REINVESTMENT PLAN APPLICATION

PLEASE COMPLETE THIS FORM IN BLACK INK USING CAPITAL LETTERS. PHOTOCOPIES WILL NOT BE ACCEPTED.

FOLD

This form is only to be completed where the securityholder wishes to have their dividend payments reinvested under the rules of the Dividend Reinvestment Plan (DRP).

I/We being the above named registered holder of ordinary shares wish to participate in the Company's DRP as indicated below. I/We authorise the application of dividends payable on the number of my/our ordinary shares participating in the DRP to acquire further ordinary shares in the Company at the price determined under, and subject to, the rules of the DRP. I/We hereby agree to be bound by the rules of the DRP. I/We acknowledge that I/we may vary or terminate my/our participation in the DRP, in accordance with the rules of the DRP. This will cancel any earlier dividend reinvestment plan instructions and take priority over any direct credit instructions.

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act* 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act* 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website at www.asxperpetual.com.au

Degree of Participation (cross appropriate Box):-

☐ **FULL PARTICIPATION** - Including any further acquisitions.

or

☐ **PARTIAL PARTICIPATION** - Please specify the number of ordinary shares to participate in the DRP. ☐☐☐☐☐☐☐☐

FOLD

B SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Director	Director/Company Secretary (Delete one)	Sole Director and Sole Secretary

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

Date

/ /

TAH DRP034